EXHIBIT 99.1

ALADDIN KNOWLEDGE SYSTEMS LTD.
35 Efal Street, Kiryat Arye,
Petach Tikva 49511, Israel
(Telephone: +972 3 978 1111; Fax: +972 3 978 1010)

Petach Tikva, Israel January 27, 2009

To the Shareholders of Aladdin Knowledge Systems Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of our company, which we also refer to throughout the accompanying Proxy Statement as the Meeting, to be held at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel on Friday, February 20, 2009, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time. Throughout the accompanying Proxy Statement, we use terms such as “Aladdin,” “we”, “us”, “our” and “our company” to refer to Aladdin Knowledge Systems Ltd. and terms such as “you” and “your” to refer to our shareholders.

At the Meeting, you will be asked to consider and vote on the following:

1.     (i) the adoption and approval of the Agreement and Plan of Merger, dated as of January 11, 2009, which we also refer to throughout the accompanying Proxy Statement as the Merger Agreement, by and among Magic Lamp Corp., a Delaware corporation, which we refer to throughout the accompanying Proxy Statement as the Purchaser, Jasmine Merger Corp Ltd., an Israeli company and a wholly-owned subsidiary of the Purchaser, which we refer to throughout the accompanying Proxy Statement as Merger Sub, and our company, that provides for the acquisition of Aladdin by Purchaser by means of a merger of Merger Sub with and into Aladdin, which we also refer to throughout the accompanying Proxy Statement as the Merger, with Aladdin continuing as the surviving company, (ii) the approval of the Merger, and (iii) the approval of all other transactions contemplated by the Merger Agreement. The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the Merger Proposal. The Merger Agreement is attached as Appendix A to the accompanying Proxy Statement and we urge you to read it carefully in its entirety;

2.     (i) the approval of an amendment to Articles 55, 56 and 58 of our Articles of Association in order to conform these provisions relating to exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law, which we refer to throughout the accompanying Proxy Statement as the Articles Amendment, and (ii) the approval of corresponding amendments to the indemnification agreements entered into between us and our directors and officers and updating the list of indemnifiable events and the monetary limit of the undertaking to indemnify under such indemnification agreements, which we refer to throughout the accompanying Proxy Statement as the Indemnification Agreement. The Articles Amendment and the Indemnification Agreement are attached as Appendices C and D, respectively, to the accompanying Proxy Statement and we urge you to read them carefully in their entirety; and

3.     approval of (i) the renewal of our directors’ and officers’ insurance policy that was renewed on October 1, 2008, which we refer to throughout the accompanying Proxy Statement as the D&O Insurance Renewal; and (ii) the purchase of a “run-off” directors’ and officers’ insurance policy for a period of seven years following the effective day of the Merger, as required under the Israeli Companies Law, which we refer to throughout the accompanying Proxy Statement as the Run-Off Insurance.

If the Merger is completed, Aladdin shareholders will have the right to receive (i) US$11.50 in cash per ordinary share, plus (ii) an amount in cash equal to such shareholder’s pro rata portion of the amount, if any, by which our Cash (as defined in the section of the accompanying Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares”) at the closing of the Merger exceeds $12,000,000, and subject to adjustments set forth in the Merger Agreement, all as more fully described in the section of the accompanying Proxy Statement entitled “The Merger Agreement–Effect on Share Capital” beginning on page 58, which we also refer to throughout the accompanying Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes.

Our Board of Directors, acting upon the unanimous recommendations of the acquisition committee of the Board of Directors (which we refer to throughout the accompanying Proxy Statement as the Acquisition Committee) unanimously (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call a special meeting of our shareholders and to take such other actions as are necessary to complete the Merger, and (e) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and directed that such matters be submitted for consideration of our shareholders at the Meeting.

In addition, our Board of Directors, acting upon the unanimous recommendations of the audit committee of the Board of Directors (which we refer to throughout the accompanying Proxy Statement as the Audit Committee), unanimously (a) adopted the Articles Amendment, (b) approved the revised form of Indemnification Agreement entered into between us and our directors and officers (including the determination that the indemnifiable events listed in the Indemnification Agreement are foreseeable in light of our activities and that the limit established in the Indemnification Agreement is reasonable under the circumstances), (c) approved the D&O Insurance Renewal, (d) approved the purchase of the Run-Off Insurance, and (e) resolved to recommend that our shareholders approve the transactions contemplated by the Articles Amendment, the Indemnification Agreement, the D&O Insurance Renewal and the purchase of the Run-Off Insurance, and directed that such matters be submitted for consideration of our shareholders at the Meeting.

Approval of any Proposal is not conditioned on approval of any other Proposal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF PROPOSALS 1, 2 AND 3.

Approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes. Record holders of our outstanding ordinary shares as of January 21, 2009, the record date, are entitled to notice of, and to vote at, the Meeting, and are entitled to one vote at the Meeting per ordinary share held. Our outstanding ordinary shares constitute the only outstanding class of our share capital.

However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by (a) Purchaser, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or Merger Sub, (b) a person or entity acting on behalf of the Purchaser, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by the Purchaser, Merger Sub or any of the foregoing (any such person or entity described in this paragraph is referred to throughout the accompanying Proxy Statement as a Purchaser Affiliate)) will not have voted against the Merger.

Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of our outstanding ordinary shares as of the date of the accompanying Proxy Statement, have each executed a Voting Agreement and an irrevocable proxy in the form attached as Appendix B to the accompanying Proxy Statement, which we refer to throughout the accompanying Proxy Statement as the Voting Agreements, in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the ordinary shares owned by him in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby. We urge you to read the Voting Agreement attached as Appendix B to the accompanying Proxy Statement carefully in its entirety.

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ALADDIN SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ALADDIN SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

By order of the Board of Directors, JACOB (YANKI) MARGALIT Chairman of the Board of Directors

ALADDIN KNOWLEDGE SYSTEMS LTD.
35 Efal Street, Kiryat Arye,
Petach Tikva 49511, Israel
(Telephone: +972 3 978 1111; Fax: +972 3 978 1010)

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON FEBRUARY 20, 2009

Petach Tikva, Israel January 27, 2009

To the Shareholders of Aladdin Knowledge Systems Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting of shareholders of our company, which we also refer to throughout the accompanying Proxy Statement as the Meeting, will be held at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel on Friday, February 20, 2009, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time. Throughout the accompanying Proxy Statement, we use terms such as “Aladdin,” “we”, “us”, “our” and “our company” to refer to Aladdin Knowledge Systems Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To (a) adopt and approve the Agreement and Plan of Merger, dated as of January 11, 2009, which we refer to throughout the accompanying Proxy Statement as the Merger Agreement, by and among Magic Lamp Corp., a Delaware corporation, which we refer to throughout the accompanying Proxy Statement as the Purchaser, Jasmine Merger Corp Ltd., an Israeli company and a wholly-owned subsidiary of the Purchaser, which we refer to throughout the accompanying Proxy Statement as Merger Sub, and our company, (b) approve the Merger, as defined below, and (c) approve all other transactions contemplated by the Merger Agreement.

The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the Merger Proposal. The Merger Agreement provides, among other things, that:

	•	Merger Sub will merge with and into Aladdin, with Aladdin continuing as the surviving company (the “Merger”);

	•	following the Merger, we will become a private company and a direct or indirect wholly-owned subsidiary of the Purchaser; and

	•	each of our ordinary shares outstanding at the effective time of the Merger (other than ordinary shares held by us or Purchaser, or any direct or indirect wholly-owned subsidiary of either Aladdin or Purchaser, which ordinary shares will remain outstanding), which we also refer to throughout the accompanying Proxy Statement as the Aladdin Shares, will automatically be converted into the right to receive (i) US$11.50 in cash, plus (ii) an amount in cash equal to a pro rata portion of the amount, if any, by which our Cash (as defined in the section of the accompanying Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares” at the closing of the Merger exceeds
$12,000,000, and subject to adjustments set forth in the Merger Agreement, all as more fully described in the section of the accompanying Proxy Statement entitled “The Merger Agreement–Effect on Share Capital” beginning on page 58, which we also refer to throughout the accompanying Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes.

The Merger Agreement is attached as Appendix A to the accompanying Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

2.	To (i) approve an amendment to Articles 55, 56 and 58 of our Articles of Association in order to conform these provisions relating to exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law, which we refer to throughout the accompanying Proxy Statement as the Articles Amendment, and (ii) approve corresponding amendments to the indemnification agreements entered into between us and our directors and officers and updating the list of indemnifiable events and the monetary limit of the undertaking to indemnify under such indemnification agreements, which we refer to throughout the accompanying Proxy Statement as the Indemnification Agreement. The Articles Amendment and the Indemnification Agreement are attached as Appendices C and D, respectively, to the accompanying Proxy Statement and are incorporated herein by reference and we urge you to read them carefully in their entirety.

3.	To approve (i) the renewal of our directors’ and officers’ insurance policy that was renewed on October 1, 2008, which we refer to throughout the accompanying Proxy Statement as the D&O Insurance Renewal; and (ii) the purchase of a “run-off” directors’ and officers’ insurance policy for a period of seven years following the effective day of the Merger, as required under the Israeli Companies Law, which we refer to throughout the accompanying Proxy Statement as the Run-Off Insurance.

We currently know of no other business to be transacted at the Meeting, other than as set forth in Items 1, 2 and 3 above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Approval of any Proposal is not conditioned on approval of any other Proposal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF PROPOSALS 1, 2 AND 3.

Shareholders of record at the close of business on January 21, 2009 are entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting. The accompanying Proxy Statement, notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about January 27, 2009.

IT IS IMPORTANT THAT YOUR ALADDIN SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than forty-eight (48) hours before the Meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described in Items 1, 2 and 3 above.

However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by (a) Purchaser, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or Merger Sub, (b) a person or entity acting on behalf of the Purchaser, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by the Purchaser, Merger Sub or any of the foregoing (any such person or entity described in this paragraph is referred to throughout the accompanying Proxy Statement as a Purchaser Affiliate)) will not have voted against the Merger.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting. Joint holders of Aladdin Shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any Aladdin Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of such Aladdin Shares, and for this purpose seniority will be determined by the order in which the names appear in the register of shareholders.

If you own Aladdin Shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to throughout this Proxy Statement as MAGNA, on January 16, 2009 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Please do not send your certificates representing Aladdin Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

By order of the Board of Directors, JACOB (YANKI) MARGALIT Chairman of the Board of Directors

If you have questions, please contact:
D. F. KING & CO., INC.
Call Toll-Free: 1-800-207-3158
or
1-212-269-5550 (you can call collect)

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 20, 2009

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be adjourned or postponed from time to time, which we also refer to throughout this Proxy Statement as the Meeting, to be held at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel on Friday, February 20, 2009, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about January 27, 2009 to the holders of our ordinary shares entitled to notice of, and to vote at, the Meeting. Throughout this Proxy Statement, we use terms such as “Aladdin,” “we”, “us”, “our” and “our company” to refer to Aladdin Knowledge Systems Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	To (a) adopt and approve the Agreement and Plan of Merger, dated as of January 11, 2009, which we refer to throughout this Proxy Statement as the Merger Agreement, by and among Magic Lamp Corp., a Delaware corporation, which we refer to throughout this Proxy Statement as the Purchaser, Jasmine Merger Corp Ltd., an Israeli company and a wholly-owned subsidiary of the Purchaser, which we refer to throughout this Proxy Statement as Merger Sub, and our company, (b) approve the Merger, as defined below, and (c) approve all other transactions contemplated by the Merger Agreement.

The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the Merger Proposal. The Merger Agreement provides, among other things, that:

	•	Merger Sub will merge with and into Aladdin, with Aladdin continuing as the surviving company (the “Merger”);

	•	following the Merger, we will become a private company and a direct or indirect wholly-owned subsidiary of the Purchaser; and

	•	each of our ordinary shares outstanding at the effective time of the Merger (other than ordinary shares held by us or Purchaser, or any direct or indirect wholly-owned subsidiary of either Aladdin or Purchaser, which ordinary shares will

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remain outstanding), which we also refer to throughout this Proxy Statement as the Aladdin Shares, will automatically be converted into the right to receive (i) US $11.50 in cash, plus (ii) an amount in cash equal to a pro rata portion of the amount, if any, by which our Cash (as defined in the section of the accompanying Proxy Statement entitled “The Merger Agreement–Effect on Share Capital– Ordinary Shares”) at the closing of the Merger exceeds $12,000,000, and subject to adjustments set forth in the Merger Agreement, all as more fully described in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital” beginning on page 58, which we also refer to throughout the accompanying Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes.

The Merger Agreement is attached as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

2.	To (i) approve an amendment to Articles 55, 56 and 58 of our Articles of Association in order to conform these provisions relating to exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law, which we refer to throughout this Proxy Statement as the Articles Amendment, and (ii) approve corresponding amendments to the indemnification agreements entered into between us and our directors and officers and updating the list of indemnifiable events and the monetary limit of the undertaking to indemnify under such indemnification agreements, which we refer to throughout the accompanying Proxy Statement as the Indemnification Agreement.

The Articles Amendment and the Indemnification Agreement are attached as Appendices C and D, respectively, to this Proxy Statement and are incorporated herein by reference and we urge you to read them carefully in their entirety.

3.	To approve (i) the renewal of our directors’ and officers’ insurance policy that was renewed on October 1, 2008, which we refer to throughout the accompanying Proxy Statement as the D&O Insurance Renewal; and (ii) the purchase of a “run-off” directors’ and officers’ insurance policy for a period of seven years following the effective day of the Merger, as required under the Israeli Companies Law, which we refer to throughout the accompanying Proxy Statement as the Run-Off Insurance.

We currently know of no other business to be transacted at the Meeting, other than as set forth in Items 1, 2 and 3 above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Approval of any Proposal is not conditioned on approval of any other Proposal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF PROPOSALS 1, 2 AND 3.

Voting

Only holders of record of the Aladdin Shares at the close of business on the record date, January 21, 2009, are entitled to notice of, and to vote at, the Meeting. As of January 11, 2009, there were

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13,936,721 Aladdin Shares outstanding and entitled to vote. Each Aladdin Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of our company, will constitute a quorum at the Meeting. Aladdin Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting a quorum is not present, the persons present will constitute a quorum for the business for which the original Meeting was called.

Provided that a quorum is present, approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of a majority of the Aladdin Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes).

However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by (a) Purchaser, Merger Sub or any other person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or Merger Sub, (b) a person or entity acting on behalf of the Purchaser, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by the Purchaser, Merger Sub or any of the foregoing (any such person or entity described in this paragraph is referred to throughout this Proxy Statement as a Purchaser Affiliate)) will not have voted against the Merger. Therefore, in order for your vote to count towards this special majority on the Merger Proposal (Proposal 1), you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority.

As of January 13, 2009, Purchaser and its affiliates owned 1,977,464 Aladdin Shares. In addition, Purchaser and its affiliates control, in the aggregate, an additional 2,782,744 Aladdin Shares pursuant to voting agreements by and between Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, and Purchaser and Merger Sub, in the form attached as Appendix B (such voting agreements are referred to throughout this Proxy Statement as the Voting Agreements), which shares they are entitled to vote at the Meeting.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Aladdin a proxy as detailed below. If your Aladdin Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Proxies will be solicited by our Board of Directors. Proxies will be solicited by mail and will be mailed to our shareholders on or about January 27, 2009. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of

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proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In addition, we have engaged D. F. King & Co., Inc., as the proxy solicitor in connection with this solicitation.

If you own Aladdin Shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on January 16, 2009 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the annual meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

All Aladdin Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described in Items 1, 2 and 3 above.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, Attention: General Counsel.

ITEM 1 – APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE MERGER PROPOSAL

Required Vote:

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Aladdin Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding Aladdin Shares held by Purchaser, Merger Sub or any Purchaser Affiliate.

It is proposed that the following resolution be adopted at the Meeting:

“ RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, be, and they hereby are, approved and adopted in all respects. ”

The Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

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ITEM 2 – APPROVAL OF THE ARTICLES AMENDMENT AND A REVISED FORM OF INDEMNIFICATION AGREEMENT

Required Vote:

Approval of the Articles Amendment and the Indemnification Agreement requires the affirmative vote of the holders of a majority of the Aladdin Shares present in person or by proxy at the Meeting and voting on the proposal, not including abstentions and broker non-votes.

It is proposed that the following resolution be adopted at the Meeting:

“ RESOLVED, that the Articles Amendment and the Indemnification Agreement, be, and they hereby are, approved and adopted in all respects.”

The Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

ITEM 3 – APPROVAL OF THE D&O INSURANCE RENEWAL AND THE PROCUREMENT OF THE RUN-OFF INSURANCE

Required Vote:

Approval of the D&O Insurance Renewal and the procurement of the Run-Off Insurance requires the affirmative vote of the holders of a majority of Aladdin Shares present in person or by proxy at the Meeting and voting on the proposal, not including abstentions and broker non-votes.

It is proposed that the following resolution be adopted at the Meeting:

“ RESOLVED, that the D&O Insurance Renewal and the procurement of the Run-Off Insurance, be, and they hereby are, approved and adopted in all respects.”

The Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

Approval of any Proposal is not conditioned on approval of any other Proposal.

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TABLE OF CONTENTS

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	8

SUMMARY	16

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	31

THE PARTIES TO THE MERGER	32

Our Company	32
Purchaser	32
Merger Sub	33
THE SPECIAL GENERAL MEETING	34
Time and Place of the Meeting	34
Purposes of the Meeting; Proposed Resolutions	34
Recommendation of the Board of Directors of Aladdin	35
Record Date, Method of Voting and Quorum Requirements	35
Voting Rights and Vote Required	36
Adjournment and Postponement	37
Voting Procedures; Revoking Proxies or Voting Instructions	37
Solicitation of Proxies	38
Questions and Additional Information	39

THE MERGER	40
Background of the Merger	40
Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger	42
Other Proposals	46
No Appraisal Rights; Objections by Creditors	47
Financing of the Merger	47
Material Tax Consequences of the Merger	47
Regulatory Matters	52
Interests of our Officers and Directors in the Merger	53

THE MERGER AGREEMENT	57
The Merger	57
Effective Time of the Merger; Closing Date	57
Articles of Association	58
Directors and Officers	58
Effect on Share Capital	58
Surrender of Certificates	59
Termination of Payment Fund	60
Transfer of Ownership and Lost, Stolen or Destroyed Share Certificates	60
Representations and Warranties	60
Material Adverse Effect	63
Conduct of Business Prior to Closing	64
Meeting of Aladdin Shareholders	67
Acquisition Proposals	67
Non-Solicitation and Stand-Still	70
Financing	71
Conditions to the Completion of the Merger	73

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Termination	75
Fees and Expenses	77
Limitation of Liability	78
Additional Covenants	79
Certain Additional Agreements – Voting Agreements	79
Certain Additional Agreements – Limited Guarantees	80
Amendment and Waiver of the Merger Agreement	80

MARKET PRICE INFORMATION	81

BENEFICIAL OWNERSHIP OF ALADDIN SHARES	83

WHERE YOU CAN FIND MORE INFORMATION	85

OTHER MATTERS	86

Appendix A	Agreement and Plan of Merger by and among Magic Lamp Corp., Jasmine Merger Corp. Ltd. and Aladdin Knowledge Systems Ltd., dated as of January 11, 2009

Appendix B	Form of Voting Agreement

Appendix C	Articles Amendment

Appendix D	Form of Indemnification Agreement

Appendix E	Form of Tax Declaration Form

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all the questions that may be important to you as a shareholder of Aladdin. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

Q:	What is the proposed transaction?

A:	The proposed transaction is the acquisition of our company by the Purchaser pursuant to the Merger Agreement. Following the completion of the Merger, our company will become a private company and a wholly-owned subsidiary of the Purchaser.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will be entitled to receive (i) US$11.50 in cash, plus (ii) an amount in cash equal to your pro rata portion of the amount, if any, by which our Cash (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares” beginning on page 58) at the closing of the Merger exceeds $12,000,000, and subject to adjustments set forth in the Merger Agreement, all as more fully described in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital” beginning on page 58, which we also refer to throughout the Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes, for each of your Aladdin Shares outstanding as of the effective time of the Merger.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer or other similar transaction with respect to Aladdin Shares having a record date on or after the date of the Merger Agreement and prior to the effective time of the Merger.

You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Friday, February 20, 2009, at 9:00 a.m. (Israel time) at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel.

Q:	What am I being asked to vote on?

A:	You are being asked to approve the (i) Merger Proposal, which is a proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement, (ii) Articles Amendment and the Indemnification Agreement, which is a proposal to approve an amendment to Articles 55, 56 and 58 of our Articles of Association in order to conform these provisions relating to

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exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law, and to approve corresponding amendments to the indemnification agreements entered into between us and our directors and officers and updating the list of indemnifiable events and the monetary limit of the undertaking to indemnify under such indemnification agreements, and (iii) the D&O Insurance Renewal and the Run-Off Insurance, which is a proposal to approve the renewal of our directors’ and officers’ insurance policy that was renewed on October 1, 2008 and the purchase of a “run-off” directors’ and officers’ insurance policy for a period of seven years following the effective day of the Merger.

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Approval of any Proposal is not conditioned on approval of any other Proposal.

Q:	What vote is required for our shareholders to approve the Merger Proposal?

A:	The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Aladdin Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding Aladdin Shares held by Purchaser, Merger Sub or any Purchaser Affiliate. Therefore, in order for your vote to count towards this special majority on the Merger Proposal, you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority. Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of the outstanding Aladdin Shares as of the date of this Proxy Statement have each executed a Voting Agreement and an irrevocable proxy in the form attached as Appendix B, which we refer to throughout this Proxy Statement as the Voting Agreements, in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the Aladdin Shares owned by him in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Q:	What vote is required for our shareholders to approve Proposals 2 and 3?

A:	The approval of Proposal 2 (Articles Amendment and a revised Indemnification Agreement for our directors and officers) and Proposal 3 (the D&O Insurance Renewal and the Run-Off Insurance), requires the affirmative vote of the holders of a majority of the Aladdin Shares present in person or by proxy at the Meeting where a quorum is present and voting on the proposals, not including abstentions and broker non-votes.

Q:	How does our Board of Directors recommend that I vote?

A:	Our Board of Directors, acting upon the unanimous recommendation of the acquisition committee of the Board of Directors, which we refer to throughout this Proxy Statement as the Acquisition Committee, has unanimously adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of

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Proposal 1 (the Merger Proposal). In addition, our Board of Directors, acting upon the unanimous recommendation of the audit committee of the Board of Directors, which we refer to throughout this Proxy Statement as the Audit Committee, has unanimously approved the Articles Amendment, a revised Indemnification Agreement for our directors and officers, the D&O Insurance Renewal and the Run-Off Insurance, and unanimously recommends that you vote “FOR” the approval of Proposal 2 (Articles Amendment and a revised Indemnification Agreement for our directors and officers) and Proposal 3 (the D&O Insurance Renewal and the Run-Off Insurance).

Q:	Why is our Board of Directors recommending that I vote for approval of the Merger Proposal?

A:	Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger–Background of the Merger” beginning on page 40 and “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger” beginning on page 42.

Q:	Why is our Board of Directors recommending that I vote for approval of the other proposals?

A:	Our Board of Directors has determined that the Articles Amendment, the revised Indemnification Agreement for our directors and officers, the D&O Insurance Renewal and the Run-Off Insurance are in the best interests of our company and our shareholders. For additional information see the section of this Proxy Statement entitled “The Merger–Other Proposals” beginning on page 46.

Q:	If the Merger is completed, when can I expect to receive the Merger Consideration for my shares? Should I send my share certificates now?

A:	Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. Payment should occur after the closing, as described in the following paragraph. You should be aware that since some of the closing conditions require consents and approvals which are beyond our control, we cannot give an exact estimate as to when the closing will occur. In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to Bank of New York Mellon, the paying agent selected by the Purchaser, which we refer to throughout this Proxy Statement as BNY Mellon. For information regarding the tax consequences of the Merger to the shareholders see the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 47.

If you are a holder of record immediately prior to the effective time of the Merger, promptly after the Merger is completed, BNY Mellon will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Aladdin Shares or the transfer of your Aladdin Shares held in book entry form, as applicable, and any other required documentation, including a tax declaration form and a representation as to whether or not you are an Israeli resident, the form of which is attached as Appendix E and which we refer to throughout this Proxy Statement as the Tax

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Declaration Form to facilitate payment in exchange for the Merger Consideration for each Aladdin Share you hold. You should not send your certificates representing Aladdin Shares to us or anyone else until you receive such instructions. BNY Mellon will send the Merger Consideration to you as promptly as practicable following its receipt of your share certificates (unless your Aladdin Shares are held in book entry form) and other required documents, including the Tax Declaration Form.

If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration. You will be required to deliver a Tax Declaration Form prior to receiving the Merger Consideration. The Tax Declaration Form is attached as Appendix E, and may also be obtained from your bank, broker or other nominee, BNY Mellon at (800) 777-3674 from within the United States, Canada or Puerto Rico, or at (201) 680-6579 from other locations, or D.F. King & Co., Inc., by calling toll free 1-800-207-3158 or collect 1-212-269-5550. If your shares are held in “street name” by your bank, broker or other nominee, you will have 6 months from the date of the closing of the Merger to deliver a Tax Declaration Form to your bank, broker or other nominee. If you do not deliver a Tax Declaration Form within such time period, or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger-Material Tax Consequences of the Merger” beginning on page 47.

If your shares are traded through the Tel-Aviv Stock Exchange, or TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares. You will not be required to deliver a Tax Declaration Form.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as soon as practicable and expect to complete the Merger during the latter part of the first quarter of calendar year 2009, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and the Purchaser’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. At least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub. The Merger Agreement may be terminated if the Merger is not completed by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), so long as the terminating party’s material breach of the Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 73 for a summary description of these conditions.

Q:	What effects will the proposed Merger have on our company?

A:	As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of the Purchaser. Following the completion of the proposed Merger, the registration of the Aladdin Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to throughout this Proxy Statement as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to throughout this Proxy Statement as the SEC. In addition,

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upon completion of the proposed Merger, the Aladdin Shares will no longer be listed on any stock exchange, including the NASDAQ Global Market and the Tel Aviv Stock Exchange.

Q:	What happens if the Merger is not completed?

A:	If the Merger Agreement is not approved and adopted by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any Merger Consideration for their Aladdin Shares. Instead, we will remain a public company and the Aladdin Shares will continue to be listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Under certain circumstances related to a termination, as specified in the Merger Agreement, including but not limited to the failure to obtain the requisite approval of our shareholders, we may be required to pay the Purchaser a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 77. Similarly, under certain circumstances related to a termination, as specified in the Merger Agreement, Purchaser may be required to pay us a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 77.

Q:	What interests do the directors and officers of our company have in the Merger?

A:	In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest, including, among others:

•	outstanding vested share options held by our executive officers and directors, if “in the money”, will be cancelled and cashed out when the Merger becomes effective, and outstanding unvested share options held by our executive officers and directors will be converted into the right to receive cash as and when such share options vest;

•	in connection with the Merger, three of our executive officers have entered into new employment agreements with our company, pursuant to which we agreed to provide them with certain employee benefits, including the payment of retention bonuses in the aggregate amount of $1,125,000 and cash incentive bonuses in the aggregate amount of $375,000;

•	immediately prior to the effective time of the Merger, Purchaser will implement a retention plan, including, but not limited to, a senior management retention bonus pool, an employee equity incentive plan and an enhanced severance pool, for the benefit of our officers, directors and other employees;

•	new Indemnification Agreements for our directors and officers as of immediately prior to the effective time of the Merger will be continued if the Merger is completed;

•	we have agreed to purchase the Run-Off Insurance; and

•	On October 12, 2008 and on January 11, 2009, our Board of Directors adopted resolutions approving the following:

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•	the acceleration of options granted to certain senior management employees upon a change of control of our company, which means that all outstanding share options held by these senior management employees, if “in the money”, will be cancelled and cashed out when the Merger becomes effective;

•	extending the termination notice required to be given to certain senior management employees to four months or more;

•	payment of bonuses in the aggregate amount of $830,000 to certain senior management employees in connection with a change of control of our company and the acquisition of our company, which will become payable when the Merger becomes effective; and

•	the extension by one month of the termination notice required to be given to all our employees in case of a change of control, which will be triggered when the Merger becomes effective.

For additional details, see “The Merger– Interests of our Officers and Directors in the Merger” beginning on page 53.

Our Acquisition Committee, comprised of Jacob (Yanki) Margalit and David Assia, and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger. Our Audit Committee and Board of Directors were also aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Articles Amendment and the Indemnification Agreement for our directors and officers, and the D&O Insurance Renewal and the Run-Off Insurance.

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Friday, February 20, 2009, at 9:00 a.m. (Israel time), at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

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Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, Attention: General Counsel, so it is received prior to the Meeting. Aladdin Shares represented by properly executed proxies received by us not later than forty-eight (48) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you own Aladdin Shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on January 16, 2009 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding Aladdin Shares at the close of business (4:00 p.m. E.S.T.) on January 21, 2009, the record date for the Meeting, are entitled to notice of, and to vote at the Meeting. As of January 11, 2009, there were 13,936,721 Aladdin Shares outstanding and entitled to vote. As of January 13, 2009, Purchaser and its affiliates owned directly 1,977,464 Aladdin Shares. In addition, Purchaser and its affiliates control, in the aggregate, an additional 2,782,744 Aladdin Shares pursuant to the Voting Agreements, which shares they are entitled to vote at the Meeting.

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Aladdin Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Aladdin Shares. In order to receive the Merger Consideration, you must hold your Aladdin Shares through the completion of the Merger.

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Q:	How will the Merger affect my share options to acquire Aladdin Shares?

A:	At the effective time of the Merger, each outstanding vested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive a single lump sum cash payment immediately after the effective time of the Merger equal to the product obtained by multiplying the number of Aladdin Shares subject to such option by the amount, if any, by which the Merger Consideration exceeds the exercise price per share of such option, which we also refer to as the Closing Option Payment. In addition, at the effective time of the Merger, each outstanding unvested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive cash equal to the Closing Option Payment in accordance with the original vesting schedule of each option and will be subject to the other terms contained in the grant agreement related to such option. However, if the exercise price of any option is equal to or greater than $11.50, such option will be cancelled without any consideration exchanged therefor. For additional information see the section of this Proxy Statement entitled “The Merger–Interests of Our Officers and Directors in the Merger” beginning on page 53.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of Aladdin Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

D. F. King & Co., Ltd.
48 Wall Street
New York, New York 10005
Call Toll-Free: 1-800-207-3158
or
1-212-269-5550 (you can call collect)

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SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85. Each item in this Summary includes a page reference directing you to a more complete description of that topic. Throughout this Proxy Statement, all references to “Aladdin,” “we,” “us,” “our” or words of like import are references to Aladdin Knowledge Systems Ltd. and its subsidiaries, and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 32)

We were incorporated in the State of Israel in 1985. We are a global provider of security solutions that reduce software theft, strongly authenticate network users and protect against unwanted Internet and e-mail-borne content, including spam and viruses. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM solutions allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks and applications (authentication) and what content their users can utilize (content security).

Our ordinary shares are quoted on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “ALDN.” Our principal executive offices are located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, and our telephone number is +972 3 978 1111. Additional information regarding us is contained in our filings with the SEC. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

Magic Lamp Corp., which we also refer to throughout this Proxy Statement as the Purchaser, is a Delaware corporation formed by Vector Capital IV, L.P. (which we also refer to throughout this Proxy Statement as Vector), for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. The Purchaser has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Vector is a San Francisco-based private equity investment firm. The principal executive offices of the Purchaser are located at 456 Montgomery St., 19th Floor, San Francisco, California 94104, c/o Vector Capital Corporation, and its telephone number is (415) 293-5000.

Jasmine Merger Corp Ltd., which we also refer to throughout this Proxy Statement as Merger Sub, is an Israeli company and a wholly-owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal executive offices of Merger Sub are located at 456 Montgomery St., 19th Floor, San Francisco, California 94104, c/o Vector Capital Corporation, and its telephone number is (415) 293-5000.

The Merger (Page 40)

The Merger Agreement provides that Merger Sub will merge with and into our company, which we also refer to throughout this Proxy Statement as the Merger. We will be the surviving company in the Merger, which we also refer to throughout this Proxy Statement as the Surviving Company. In the

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Merger, the Aladdin Shares issued and outstanding as of the effective time of the Merger, other than our ordinary shares held by us or Purchaser, or any direct or indirect wholly-owned subsidiary of either Aladdin or Purchaser (in exchange for which no consideration will be delivered), will be converted into the right to receive (i) US$11.50 in cash, per ordinary share, plus (ii) an amount in cash equal to such shareholder’s pro rata portion of the amount, if any, by which our Cash (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares” beginning on page 58) at the closing of the Merger exceeds $12,000,000, and subject to adjustments set forth in the Merger Agreement, all as more fully described in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital” beginning on page 58, which we also refer to throughout this Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Aladdin Shares), reorganization, recapitalization, reclassification or other similar transaction with respect to Aladdin Shares having a record date on or after the date of the Merger Agreement and prior to the effective time of the Merger.

Effects of the Merger (Page 58)

If the Merger is completed, you will be entitled to receive the Merger Consideration, without interest and less any applicable United States or Israeli withholding taxes, for each Aladdin Share owned by you as of the effective time of the Merger. As a result of the Merger, we will become a private company and a wholly-owned subsidiary of the Purchaser and will cease to be a publicly traded company. You will not receive any shares of the Surviving Company in connection with the Merger nor will you have any ownership interest in the Surviving Company following the completion of the Merger.

Share Options (Page 58)

At the effective time of the Merger, each outstanding vested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive a single lump sum cash payment immediately after the effective time of the Merger equal to the product obtained by multiplying the number of Aladdin Shares subject to such option by the amount, if any, by which the Merger Consideration exceeds the exercise price per share of such option, which we also refer to as the Closing Option Payment. In addition, at the effective time of the Merger, each outstanding unvested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive cash equal to the Closing Option Payment in accordance with the original vesting schedule of each option and will be subject to the other terms contained in the grant agreement related to such option. However, if the exercise price of any option is equal to or greater than $11.50, such option will be cancelled without any consideration exchanged therefor. For additional information see the section of this Proxy Statement entitled “The Merger–Interests of Our Officers and Directors in the Merger” beginning on page 53.

The Special General Meeting (Page 34)

Time and Place (Page 34)

The Meeting will be held on Friday, February 20, 2009, at 9:00 a.m. (Israel time), at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel.

Purpose (Page 34)

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At the Meeting, you will be asked to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement, which we also refer to, collectively, throughout this Proxy Statement as the Merger Proposal. In addition, at the Meeting, you will be asked to approve the Articles Amendment and the Indemnification Agreement, as well as the D&O Insurance Renewal and the Run-Off Insurance.

Record Date and Quorum Requirements (Page 35)

You are entitled to vote at the Meeting if you owned Aladdin Shares at the close of business on January 21, 2009, the record date for the Meeting. As of January 11, 2009, there were 13,936,721 Aladdin Shares outstanding and entitled to vote. The presence, in person or by proxy, of at least two Aladdin shareholders who collectively hold at least 33.3% of the voting rights of Aladdin Shares on the record date is necessary to constitute a quorum at the Meeting.

Voting Rights and Vote Required (Page 36)

You will have one vote for each Aladdin Share that you owned on the record date.

The affirmative vote of the holders of a majority of Aladdin Shares present, in person or by proxy, at the Meeting and voting on the proposals, excluding abstentions and broker non-votes, is required to approve and adopt the proposals. However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy will not have voted against the Merger (excluding Aladdin Shares held by Purchaser, Merger Sub or any Purchaser Affiliate). Therefore, in order for your vote to count towards this special majority on the Merger Proposal (Proposal 1), you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority.

Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of the outstanding Aladdin Shares as of the date of this Proxy Statement have each executed a Voting Agreement and an irrevocable proxy in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the Aladdin Shares owned by him in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Voting and Proxies (Page 37)

Any shareholder of record entitled to vote at the Meeting may vote in person by attending the Meeting or by submitting the enclosed proxy card. If your Aladdin Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Aladdin Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Aladdin Shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to us at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, Attention: General Counsel, (b) submitting a later-dated proxy or (c) attending the Meeting and voting in person. Aladdin Shares represented by properly executed proxies received by us forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Aladdin Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

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If you own Aladdin Shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on January 16, 2009 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the annual meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger (Page 42)

Acquisition Committee. Our Acquisition Committee evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Acquisition Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement.

Board of Directors. Our Board of Directors, acting upon the unanimous recommendations of the Acquisition Committee, unanimously (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, and (d) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and directed that such matters be submitted for consideration of our shareholders at the Meeting.

For a discussion of the material factors considered by the Acquisition Committee and Board of Directors in reaching their conclusions, see “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger” beginning on page 42.

The Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Other Proposals (Page 46)

Our Board of Directors, acting upon the unanimous recommendations of the Audit Committee, unanimously (a) adopted the Articles Amendment and (b) approved the revised form of Indemnification Agreement entered into between us and our directors and officers (including the determination that the indemnifiable events listed in the Indemnification Agreement are foreseeable in light of our activities and that the limit established in the Indemnification Agreement is reasonable under the circumstances). The Articles Amendment provides for the amendment of Articles 55, 56 and 58 of our Articles of Association in order to conform the provisions relating to exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law. The revisions to the form of Indemnification Agreement update the list of indemnifiable events and the monetary limit of the undertaking to indemnify under the Indemnification Agreement.

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In addition, our Board of Directors, acting upon the unanimous recommendations of the Audit Committee, unanimously (a) approved the D&O Insurance Renewal, (b) approved the purchase of the Run-Off Insurance and (c) resolved to recommend that our shareholders approve the transactions contemplated by the Articles Amendment, the Indemnification Agreement, the D&O Insurance Renewal and the purchase of the Run-Off Insurance, and directed that such matters be submitted for consideration of our shareholders at the Meeting.

For a discussion of these proposals, see “The Merger–Other Proposals” beginning on page 46.

The Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Articles Amendment, the Indemnification Agreement, the D&O Insurance Renewal and the purchase of the Run-Off Insurance.

No Appraisal Rights (Page 47)

Under Israeli law, holders of Aladdin Shares are not entitled to appraisal rights in connection with the Merger.

Financing of the Merger (Page 47)

If the Merger is consummated, we estimate that Purchaser will pay approximately US$142 million in consideration to our shareholders (excluding Jasmine Holdco LLC) and optionholders in connection with the Merger pursuant to the terms of the Merger Agreement. The Merger is not subject to a financing condition. Purchaser and Merger Sub have agreed to use their commercially reasonable efforts to obtain financing for the Merger as promptly as practicable.

On January 11, 2009, Purchaser entered into equity commitment letters with Vector and certain other investors (which we refer to collectively throughout this Proxy Statement as the Investors) pursuant to which each Investor agreed, subject to certain conditions, to severally contribute such Investor’s pro rata share of $130,000,000 in cash to Purchaser (or a direct or indirect subsidiary of Purchaser) in exchange for a portion of the equity of Purchaser (or a direct or indirect subsidiary of Purchaser), which financing will be used solely for the purpose of funding the Merger Consideration and to pay certain expenses.

In addition, on January 11, 2009, Purchaser entered into debt commitment letters with certain lenders pursuant to which the lenders agreed to provide to Purchaser, subject to certain conditions, up to $51,000,000 in debt financing, which financing will be used for the purpose of funding the Merger Consideration, to pay certain expenses and for general corporate purposes for the operation of the Surviving Company following the closing of the Merger.

Material Tax Consequences of the Merger (Page 47)

United States Federal Income Tax Consequences

In general, if you are a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 47), the Merger will be a taxable transaction to you for U.S. federal income tax purposes pursuant to which you will recognize capital gain or loss in an amount equal to the difference between your tax basis in your Aladdin Shares and the amount of cash received.

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However, the U.S. federal income tax consequences of the Merger to each Aladdin shareholder will depend on such shareholder’s particular facts and circumstances. If you are a U.S. Holder, you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding taxes and possible changes in the tax laws. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 47.

Israeli Tax Consequences

Your receipt of cash in exchange for your Aladdin Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20% for an individual and 25% for a corporation), unless an exemption or relief is provided from such withholding tax. You may obtain this exemption by delivering the Tax Declaration Form that indicates that you are not an Israeli resident. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 50.

Regulatory Matters (Page 52)

We are required to obtain certain Israeli governmental and regulatory approvals in connection with the Merger, including approval by the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, which we also refer to throughout this Proxy Statement as the Investment Center, of the change in ownership of our company to be effected by the Merger. See the section of this Proxy Statement entitled “The Merger–Regulatory Matters– Israeli Investment Center” beginning on page 53.

Consummation of the Merger is conditioned upon the prior approval of the Israeli Commissioner of Restrictive Trade Practices. The filing of an appropriate application with the Commissioner and the obtaining of its prior approval is required under the Israeli Restrictive Trade Practices Law and has not yet been made. Each of the merging parties is required to file a “Merger Notice” with the Commissioner in order to receive its prior approval to the Merger. The Commissioner is to provide its approval (or conditioned approval) or denial within 30 days of submission; however, this period may be extended by the Restrictive Trade Practices Tribunal of Israel upon request of the Commissioner, or with the consent of the parties upon request of the Commissioner. A non-response within the 30-day period after filing the Merger Notice (unless extended) is deemed an approval.

Consummation of the Merger is conditioned upon the prior approval of the German Federal Cartel Office (Bundeskartellamt). The filing of an appropriate application with the Federal Cartel Office and the obtaining of its prior approval are required under the Act against Restraints of Competition (ARC). The merging parties must file a “Merger Notice” with the Federal Cartel Office in order to receive its prior approval to the Merger. Within one month of the submission of a complete filing, the Federal Cartel Office is to decide whether to clear the Merger or whether to proceed with a second-stage investigation, to be completed within four months of the submission of the complete filing; however, this period may be extended, subject to the merging parties’ agreement. A non-response within the one-month period after the submission of the complete filing is deemed an approval. If the Federal Cartel Office has started a second-stage investigation, a non-response within the four-month period after the submission of the complete filing (unless extended) is deemed an approval.

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Except for the approvals and certificates described under the section of this Proxy Statement entitled “The Merger–Regulatory Matters” beginning on page 52, we are not aware of any other material approvals or consents that would be required in order to consummate the Merger.

The Merger will become effective following the fulfillment (or waiver, to the extent permissible under applicable law) of all conditions precedent set forth in the Merger Agreement, the receipt of all of the required governmental and regulatory approvals and the issuance of the Merger Certificate by the Israeli Companies Registrar.

Interests of our Officers and Directors in the Merger (Page 53)

In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest, including, among others:

•	outstanding vested share options held by our executive officers and directors, if “in the money”, will be cancelled and cashed out when the Merger becomes effective, and outstanding unvested share options held by our executive officers and directors will be converted into the right to receive cash as and when such share options vest;

•	in connection with the Merger, three of our executive officers have entered into new employment agreements with our company, pursuant to which we agreed to provide them with certain employee benefits, including the payment of retention bonuses in the aggregate amount of $1,125,000 and cash incentive bonuses in the aggregate amount of $375,000;

•	immediately prior to the effective time of the Merger, Purchaser will implement a retention plan, including, but not limited to, a senior management retention bonus pool, an employee equity incentive plan and an enhanced severance pool, for the benefit of our officers, directors and other employees;

•	new Indemnification Agreements for our directors and officers as of immediately prior to the effective time of the Merger will be continued if the Merger is completed;

•	we have agreed to purchase the Run-Off Insurance; and

•	On October 12, 2008 and on January 11, 2009, our Board of Directors adopted resolutions approving the following:

•	the acceleration of options granted to certain senior management employees upon a change of control of our company, which means that all outstanding share options held by these senior management employees, if “in the money”, will be cancelled and cashed out when the Merger becomes effective;

•	extending the termination notice required to be given to certain senior management employees to four months or more;

•	payment of bonuses in the aggregate amount of $830,000 to certain senior management employees upon a change of control of our company, which will become payable when the Merger becomes effective; and

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•	the extension by one month of the notice to all our employees in case of a change of control, which will be triggered when the Merger becomes effective.

For additional details, see “The Merger– Interests of our Officers and Directors in the Merger” beginning on page 53.

Our Acquisition Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement, the Merger and the other proposals brought before the Meeting.

Voting Agreements (Page 79)

In connection with the Merger, Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of the outstanding Aladdin Shares as of the date of this Proxy Statement have each executed a Voting Agreement and an irrevocable proxy, in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the Aladdin Shares owned by him in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby. We urge you to read carefully the form of Voting Agreement in its entirety.

Conditions to the Completion of the Merger (Page 73)

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement will have been duly approved by our shareholders;

•	the waiting period applicable to the consummation of the Merger under the German Act Against Restraints on Competition will have expired or been terminated;

•	the approval of the Israeli Commissioner of Restrictive Trade Practices will have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the Israeli Restrictive Practices Act, including any extensions thereof, will have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices;

•	the approval of the Investment Center will have been obtained;

•	no court or governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered after the date of the Merger Agreement any law (whether temporary, preliminary or permanent) which is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger; and

•	at least 50 days will have elapsed after the filing of merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least 30 days will have elapsed from the approval of the Merger by the shareholders of each of our company and Merger Sub.

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Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	our representations and warranties in the Merger Agreement with respect to the determinations made by our Board of Directors with respect to the Merger Agreement must be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period;

•	our representations and warranties in the Merger Agreement with respect to our capital structure must be true and correct in all but de minimis respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period;

•	our representations and warranties in the Merger Agreement with respect to our total revenues and the revenues for our digital rights management division, each for the fourth quarter of 2008, must be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger (except for such failures that do not involve an overstatement of either the total revenues or the digital rights management division revenues of more than 10%);

•	all of our other representations and warranties must be true and correct (without regard to qualification or exceptions contained therein as to materiality or Material Adverse Effect) at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger, except for such failures to be true and correct which have not had, or which would not reasonably be expected to have, a Material Adverse Effect on us, provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period);

•	Purchaser must have received a certificate signed on behalf of us by our Chief Executive Officer and Chief Financial Officer to the effect of the foregoing bullets;

•	we must have performed in all material respects our obligations required to be performed by us under the Merger Agreement at or prior to the closing date, provided that an unintentional breach relating to the conduct of our business prior to closing is not deemed to be a breach for purposes of this closing condition, and Purchaser must have received a certificate signed on behalf of us by our Chief Executive Officer to that effect;

•	there must not be threatened, instituted or pending any suit, action or proceeding in which a governmental entity of competent jurisdiction is seeking (i) to restrain, enjoin or prohibit consummation of the Merger (whether temporary, preliminary or permanent) or (ii) to (A) prohibit, limit, restrain or impair in a material way the Purchaser’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interests therein of ours or any of our subsidiaries or other affiliates of ours from and after the effective time of the Merger or any of the assets, licenses, operations, rights, product lines, businesses or interests therein of the Purchaser or its subsidiaries (including, without limitation, by requiring any Material Divestiture Action as defined in the section of this Proxy Statement entitled “The Merger Agreement - Conditions to the Completion of the Merger” beginning on page 73) or (B) prohibit or

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limit in any respect Purchaser’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no governmental entity of competent jurisdiction may have enacted, issued, promulgated, enforced or entered any law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing or that would result in a Material Adverse Effect on our company;

•	other than the filing with the Registrar of Companies of the State of Israel, all other governmental approvals required to be obtained in connection with the Merger and the consummation of the other transactions contemplated thereby (described under the section of this Proxy Statement entitled “The Merger–Regulatory Matters” beginning on page 52) will have been obtained;

•	each director of ours must have delivered a resignation letter effective as of the closing;

•	we must have at least $7,000,000 of Cash (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares” beginning on page 58), net of Indebtedness (as defined in the section of this Proxy Statement entitled “The Merger Agreement - Conditions to the Completion of the Merger” beginning on page 73), which must be reflected in a final cash and working capital statement, and Purchaser must have received a certificate signed on behalf of us by our Chief Financial Officer to that effect;

•	we must have at least $13,500,000 in working capital, which must be reflected in a final cash and working capital statement delivered to Purchaser by us two business days before closing, and Purchaser must have received a certificate signed on behalf of us by our Chief Financial Officer to that effect; and

•	each of the key employees listed in Exhibit B to the Merger Agreement must be an employee of ours immediately prior to the effective time of the Merger and must not have rescinded or purported to have rescinded his or her employment agreement with us or notified the Purchaser or us in writing of such employee’s intention of leaving the employ of the Purchaser or us following the effective time of the Merger.

Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	each of the representations and warranties of Purchaser contained in the Merger Agreement must be true and correct (without regard to qualification or exceptions contained therein as to materiality or Purchaser Material Adverse Effect) at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger, except for such failures to be true and correct, individually and in the aggregate, as have not had, or would not reasonably be expected to have, a Purchaser Material Adverse effect; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period, and we must have received a certificate signed on behalf of the Purchaser by its Chief Executive Officer and Chief Financial Officer to that effect; and

•	each of Purchaser and Merger Sub must have performed in all material respects all obligations required to be performed by them at or prior to the closing date, and we must have received a certificate signed on behalf of the Purchaser by its Chief Executive Officer to that effect.

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Restrictions on Solicitation of Other Offers (Page 67)

We have agreed that we will, and will cause our subsidiaries and our and their respective officers, directors, investment bankers, attorneys, accountants and other agents, advisors and representatives, which persons we refer to in the Merger Agreement and this Proxy Statement as Representatives, to, and we will use reasonable best efforts to cause our and our subsidiaries’ non-officer employees to, immediately cease and cause to be terminated any discussions or negotiations with any person with respect to an Acquisition Proposal (as defined in the section in this Proxy Statement entitled “The Merger Agreement–Acquisition Proposals”). In addition, we and our subsidiaries will not, and we will cause our and our subsidiaries’ Representatives not to, and we will not authorize or knowingly permit our or our subsidiaries non-officer employees to, directly or indirectly:

•	solicit, participate in, initiate or knowingly facilitate or encourage (including by way of furnishing information or providing assistance), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal including by way of making any public announcement of its intention to do any of the foregoing);

•	participate in any discussions or negotiations (including by way of furnishing information or providing assistance) regarding any Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•	enter into any agreement (or agreement in principle) with respect to an Acquisition Proposal (other than a confidentiality agreement executed in connection with our furnishing non-public information to a party that has made an unsolicited bona fide Acquisition Proposal, pursuant to the requirements for doing so described in the Merger Agreement).

If, at any time prior to obtaining the requisite vote of our shareholders approving the Merger, we or any of our Representatives receive an unsolicited bona fide written Acquisition Proposal and our Board of Directors determines in good faith, after consultation with our outside legal counsel and financial advisor, (i) that such Acquisition Proposal constitutes a Superior Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Acquisition Proposals” beginning on page 67) or could reasonably be expected to result in a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties to our shareholders under applicable law, then we may, at any time prior to obtaining the requisite vote of our shareholders approving the Merger (but in no event after obtaining shareholder approval of the Merger) take the following actions:

•	furnish non-public information to the person making such Acquisition Proposal if, and only if, prior to so furnishing such information, we receive from the person an executed confidentiality agreement with confidentiality provisions in form no less favorable in the aggregate to us (in other words, no less restrictive with respect to the conduct of such person) than those confidentiality provisions contained in the confidentiality agreement entered into between us and Jasmine Holdco LLC (an affiliate of the Purchaser) and which must permit us to comply with the terms of the Merger Agreement relating to providing information to Purchaser about such confidentiality agreements; and

•	engage in discussions or negotiations with such person with respect to such Acquisition Proposal.

We are not permitted to waive or amend any confidentiality, standstill or similar agreement to which we are a party or by which we are bound pursuant to the foregoing. We are required to provide the Purchaser

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with a correct and complete copy of any confidentiality agreement entered into pursuant to the Merger Agreement within 24 hours of the execution of such agreement.

We have agreed to:

•	promptly (and in any event within 24 hours after receipt by us or our financial or legal advisors) notify Purchaser if we, our subsidiaries or our Representatives receive any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, including the identity of the person making such Acquisition Proposal, inquiry or request, and a copy of the Acquisition Proposal, inquiry or request and all related documents (including any material modifications to such Acquisition Proposal); and

•	keep Purchaser promptly informed on a current basis (and in any event within 24 hours after receipt by us or our financial or legal advisors) after the occurrence of any material changes or developments of the status of any Acquisition Proposal, inquiry or request, including a copy of all related documents (including the material terms and conditions of such changes or developments and of any material modifications to such Acquisition Proposal).

Change of Recommendation (Page 69)

Unless otherwise provided in the Merger Agreement, our Board of Directors may not make a Change of Recommendation (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Acquisition Proposals–Change of Recommendation and Superior Termination” beginning on page 69) or approve, adopt or recommend, or propose publicly to approve, adopt or recommend, or authorize us to enter into any letter of intent, merger, acquisition or similar agreement with respect to an Acquisition Proposal (other than a confidentiality agreement entered into by us as described above, with respect to our furnishing non-public information to a party that has made an unsolicited bona fide Acquisition Proposal), also referred to in the Merger Agreement and this Proxy Statement as a Company Acquisition Agreement.

However, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, our Board of Directors may, at any time prior to obtaining the requisite vote of our shareholders with respect to the Merger, make a Change of Recommendation and/or terminate the Merger Agreement to enter immediately into a Company Acquisition Agreement with respect to such Superior Proposal, provided that prior thereto or concurrently therewith we have paid the Termination Fee (as defined in the section below entitled “Termination–Fees and Expenses”), which is also referred to in the Merger Agreement and this Proxy Statement as a Superior Termination. Furthermore, our Board of Directors may not effect such Change of Recommendation or a Superior Termination, in each case in connection with a Superior Proposal, unless our Board of Directors determines in good faith, after consultation with our outside legal counsel and financial advisor that the failure to take such action would be inconsistent with its fiduciary duties to our shareholders under applicable law and both of the following conditions have been met:

•	we must have provided prior written notice to Purchaser, at least five business days in advance, also referred to in the Merger Agreement and this Proxy Statement as the Notice Period, of our intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice must in addition specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the person or group of persons making the Superior Proposal), and contemporaneously with providing such notice must have provided a copy of the relevant proposed acquisition agreement and all related documentation as described in this Summary under “Restrictions on Solicitation of Other Offers”; and

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•	prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, we will, and will cause our legal and financial advisors to, during the Notice Period, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event that during the Notice Period any revisions are made to the Superior Proposal, we are required to notify the Purchaser pursuant to the provisions listed in the previous paragraph with respect to such new written notice, except that the Notice Period will be reduced to three business days.

Termination (Page 75)

The Merger Agreement may be terminated:

•	by mutual written consent of Purchaser and us;

•	by either Purchaser or us:

•	if the effective time of the Merger has not occurred by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), provided, that this right to terminate the Merger Agreement is not available to a party that has breached in any material respect its obligations under the Merger Agreement in any manner that has been the principal cause or resulted in the failure of the Merger to be completed by such date;

•	if our shareholders have not approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, at the Meeting or any adjournment or postponement thereof; or

•	if a government entity of competent jurisdiction issues an order, decree or ruling, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the completion of the Merger, which order, decree or ruling is final and nonappealable (whether before or after the approval by our shareholders of the Merger).
•	by us:

•	if, prior to our obtaining shareholder approval for the Merger, our Board of Directors approves a Superior Proposal and authorizes us to enter into a binding agreement related to such Superior Proposal, in accordance with the terms of the Merger Agreement, so long as concurrently with such termination we pay the Termination Fee in the manner provided for in the Merger Agreement;

•	if Purchaser or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of Purchaser’s or Merger Sub’s representations or warranties have become untrue, in either case such that Purchaser or Merger Sub will not be able to satisfy the closing conditions in the Merger Agreement applicable to its representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable then we may not terminate the Merger Agreement until the end of a 20 day cure period; or

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•	if (i) all closing conditions have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at closing and are ready to be satisfied at closing), or (ii) all closing conditions have been satisfied except that the closing conditions relating to the approval of the Israeli Commissioner of Restrictive Trade Practices and the expiration of the waiting period under the German Act Against Restraints on Competition have not been satisfied because of Purchaser’s failure to agree to take a Divestiture Action (as defined in the section below entitled “The Merger Agreement – Non-Solicitation and Standstill”) (provided, however, that we may not exercise this termination right if our failure to comply with our obligations with respect to obtaining the approval of the Israeli Commissioner of Restrictive Trade Practices and under the German Act Against Restraints on Competition has caused or materially contributed to the failure of such conditions or such conditions have not been satisfied as a result of any action brought by us), and Purchaser or Merger Sub has failed to complete the Merger within three days of receiving notice from us that all applicable closing conditions have been satisfied or that we are entitled to terminate the Merger Agreement pursuant to clause (ii) above.

•	by Purchaser if:

•	if our Board of Directors makes a Change of Recommendation, or recommends to our shareholders an Acquisition Proposal, or if we willfully and materially breach, or our Board of Directors or any of its committees resolves to breach, the provisions of the Merger Agreement relating to Acquisition Proposals (as described beginning on page 67) or the Meeting (as described on page 67); or

•	if we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties have become untrue, in either case such that we will not be able to satisfy the closing conditions in the Merger Agreement applicable to our representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable, then Purchaser may not terminate the Merger Agreement until the end of a 20 day cure period.

Fees and Expenses (Page 77)

The Merger Agreement requires that we pay Purchaser a termination fee of US $8,000,000, which we also refer to throughout this Proxy Statement as the Termination Fee, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 77.

If we terminate the Merger Agreement for Purchaser’s failure to close and/or satisfy the conditions of the Merger Agreement with respect to governmental approvals, then:

•	if we are entitled to terminate the Merger Agreement pursuant to this provision on or before May 7, 2009, Purchaser must pay a termination fee of $10,00,000, which we also refer to in the Merger Agreement and this Proxy Statement as the Purchaser Termination Fee, and must sell and cause its affiliates to sell to us their Aladdin Shares at the par value of the Aladdin Shares, which we also refer to in the Merger Agreement and this Proxy Statement as the Purchaser Shares; and

•	if we are entitled to terminate the Merger Agreement pursuant to this provision after May 7, 2009, Purchaser must pay the Purchaser Termination Fee only.

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Interest and Costs. If we or the Purchaser fail to pay in a timely manner the applicable termination fee, the payment amount will accrue interest for the period commencing on the date the payment became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as its prime lending rate. In addition, if either party fails to pay the applicable termination fee in a timely manner, that party must also pay to the other party all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect the payment amount.

Limitation of Liability (Page 78)

The maximum aggregate liability of Purchaser and Merger Sub for any loss suffered by us as a result of the failure of the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise (inclusive of the Purchaser Termination Fee and the Purchaser Shares), will be limited to an amount equal to the Purchaser Termination Fee, plus any interest and costs that become due, and Purchaser’s making the Purchaser Shares available for purchase by us, described below in the section of this Proxy Statement entitled “The Merger Agreement-Limitation of Liability” beginning on page 78.

Market Price Information (Page 81)

The Aladdin Shares are publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “ALDN.” On January 9, 2009, the last full trading day prior to the public announcement of the Merger, the closing price for the Aladdin Shares was US$9.60 per share. On January 5, 2009 the last trading day prior to our announcement that we were continuing discussion with Vector regarding a possible strategic transaction, the closing price for the Aladdin Shares was US$7.02 per share. On January 26, 2009, the most recent practicable date, the closing price for the Aladdin Shares on the NASDAQ Global Market was US$10.99 per share and the closing price for the Aladdin Shares on the Tel Aviv Stock Exchange was NIS 43.91 per share. For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 81.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information relating to the Merger. These forward-looking statements include, without limitation, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “Summary,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against our company and others relating to the Merger Agreement;

•	the failure of the Merger to close for any other reason;

•	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger, and the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

•	the distraction of our management resulting from the proposed transaction; and

•	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

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THE PARTIES TO THE MERGER

Our Company

Our legal and commercial name is Aladdin Knowledge Systems Ltd. We were organized as a company in Israel in 1985 under the laws of the State of Israel. Our principal executive offices are located at 35 Efal Street, Kiryat Arye, Petach Tikva, Israel 49511, and our telephone number is 972-3-978-1111. Our agent in the United States is Aladdin Knowledge Systems Inc., 601 Campus Dr. Ste C-1, Arlington Heights, Illinois 60004, and its telephone number is 1-847-818-3800.

We are a global provider of security solutions that reduce software theft, strongly authenticate network users and protect against unwanted Internet and e-mail-borne content, including spam and viruses. We have experienced significant growth since our founding in 1985. Our products are organized into two segments: software digital rights management, or DRM, and enterprise security. Our software DRM solutions allow software publishers to limit revenue loss from software theft and piracy. Our enterprise security solutions enable organizations to secure their information technology assets by controlling who has access to their networks and applications (authentication) and what content their users can utilize (content security).

We sell our products globally to a large number of customers. We market and sell our software DRM products directly, as well as through a network of independent distributors. We market and sell our enterprise security solutions through indirect channels, which include distributors, value-added resellers and system integrators and OEM relationships. Organizations that have adopted our enterprise security solutions include Fortune 500 companies and cover a broad range of industries such as financial services, telecommunications, airlines, manufacturing and technology.

We market and sell our software DRM solutions directly through our head office in Israel and through our international subsidiaries, including in the United States, the United Kingdom, Germany, France, the Netherlands, Spain, Italy, China, India and Japan. As of December 31, 2008, we had a total workforce of approximately 560 full-time employees worldwide.

Our ordinary shares are publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “ALDN.”

For more information about our company, please visit our website at http://www.Aladdin.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 85.

Purchaser

Magic Lamp Corp., which we also refer to throughout this Proxy Statement as the Purchaser, is a Delaware corporation formed by Vector Capital IV, L.P. (which we also refer to throughout this Proxy Statement as Vector), for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. The Purchaser has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Vector is a San Francisco-based private equity investment firm. The principal executive offices of the Purchaser are located at 456 Montgomery St., 19th Floor, San Francisco, California 94104, c/o Vector Capital Corporation, and its telephone number is (415) 293-5000.

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Merger Sub

Jasmine Merger Corp Ltd., which we also refer to throughout this Proxy Statement as Merger Sub, is an Israeli company and a wholly-owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will cease to exist, and we will continue as the Surviving Company. The principal executive offices of Merger Sub are located at 456 Montgomery St., 19th Floor, San Francisco, California 94104, c/o Vector Capital Corporation, and its telephone number is (415) 293-5000.

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THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Aladdin Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Friday, February 20, 2009, at 9:00 a.m. (Israel time), at our executive offices at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about January 27, 2009 to all holders of Aladdin Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, be, and they hereby are, approved and adopted in all respects.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 40 and 57, respectively.

Articles Amendment and Form of Indemnification Agreement Proposal. At the Meeting, our shareholders will consider and vote on this proposal, which is a proposal to approve an amendment to Articles 55, 56 and 58 of our Articles of Association in order to conform these provisions relating to exculpation, insurance and indemnity of directors and officers with Amendment No. 3 to the Israeli Companies Law, and to approve corresponding amendments to the indemnification agreements entered into between us and our directors and officers and updating the list of indemnifiable events and the monetary limit of the undertaking to indemnify under such indemnification agreements. To approve this proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Articles Amendment and the Indemnification Agreement, be, and they hereby are, approved and adopted in all respects.”

For more information about the Articles Amendment and the revised indemnification agreements, see the section of this Proxy Statement entitled “The Merger–Other Proposals” beginning on page 46.

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D&O Insurance Renewal and the Purchase of Run-Off Insurance Proposal. At the Meeting, our shareholders will consider and vote on this proposal, which is a proposal to approve the renewal of our directors’ and officers’ insurance policy that was renewed on October 1, 2008 and the procurement of a "Run-Off" directors’ and officers’ insurance policy for a period of seven years following the effective day of the Merger. To approve this proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the D&O Insurance Renewal and the procurement of the Run-Off Insurance, be, and they hereby are, approved and adopted in all respects.”

For more information about the D&O Insurance Renewal and the procurement of a Run-Off Insurance, see the section of this Proxy Statement entitled “The Merger–Other Proposals” beginning on page 46.

Approval of any Proposal is not conditioned on approval of any other Proposal.

Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of Aladdin

The Board of Directors, acting upon the unanimous recommendations of the Acquisition Committee, has unanimously approved the Merger Proposal. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF ALADDIN AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER ALADDIN SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger” beginning on page 42.

In addition, the Board of Directors, acting upon the unanimous recommendations of the Audit Committee, has unanimously approved the other two proposals under Items 2 and 3 above. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER ALADDIN SHAREHOLDERS VOTE “FOR” THESE PROPOSALS. See “The Merger–Other Proposals” beginning on page 46.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed January 21, 2009 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Aladdin Shares at the close of business on that date, irrespective of the amount of Aladdin Shares in your possession on such date. As of January 11, 2009, there were 13,936,721 Aladdin Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

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The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the proposals as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of our company, will constitute a quorum at the Meeting. Aladdin Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting a quorum is not present, the persons present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Aladdin Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Provided that a quorum is present, approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of a majority of the Aladdin Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes).

However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by Purchaser, Merger Sub Purchaser Affiliate) will not have voted against the Merger. Therefore, in order for your vote to count towards this special majority on the Merger Proposal (Proposal 1), you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” such proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote

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those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of the outstanding Aladdin Shares as of the date of this Proxy Statement have each executed a Voting Agreement and an irrevocable proxy in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the Aladdin Shares owned by him in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Adjournment and Postponement

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting a quorum is not present, the persons present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Aladdin Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, Attention: General Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Aladdin Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at 35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel, Attention: General Counsel.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your Aladdin Shares will be voted “FOR” all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof. However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by Purchaser, Merger Sub Purchaser Affiliate) will not have voted against the Merger. Therefore, in order for your vote to count towards this

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special majority on the Merger Proposal (Proposal 1), you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority.

Shares Held in Street Name

If you hold your Aladdin Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Aladdin Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Aladdin Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Shares Traded on TASE

If you own Aladdin Shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on January 16, 2009 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Aladdin Shares will be voted “FOR” the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof. However, with respect to the Merger Proposal (Proposal 1), there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Aladdin Shares held by Purchaser, Merger Sub Purchaser Affiliate) will not have voted against the Merger. Therefore, in order for your vote to count towards this special majority on the Merger Proposal (Proposal 1), you must not have indicated on the proxy card that you are a Purchaser Affiliate. If you so indicate, your vote will not count towards this special majority.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

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Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Aladdin Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. In addition, we have engaged D. F. King & Co., Inc., as the proxy solicitor in connection with this solicitation.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ALADDIN SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, telephone number 1-800-207-3158 or 1-212-269-5550.

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THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

We and SafeNet, Inc., a portfolio company of Vector, which we also refer to throughout this Proxy Statement as SafeNet, have been familiar with each other’s businesses for several years. During this period there were intermittent informal contacts between representatives of our company and representatives of SafeNet in which preliminary thoughts for combination of our and SafeNet’s DRM businesses were discussed. However, neither party made any concrete offers regarding a possible business combination of our company and SafeNet, a strategic transaction between our company and SafeNet or any acquisition of our respective DRM businesses.

During 2007, our Board of Directors held several in-depth strategy discussions following which it adopted a strategic growth plan contemplating growth of our company through acquisitions and organic growth. Executing upon this plan, we made several acquisitions over the last 12 months, including our acquisition of Eutronsec S.p.A., which was announced on June 25, 2008, and our acquisition of the Secure SafeWord product line from Secure Computing Corporation, which was announced on July 30, 2008.

On August 7, 2008 Jasmine Holdco LLC, an affiliate of Vector, filed a Schedule 13D with the Securities and Exchange Commission reporting the acquisition of Aladdin Shares representing approximately 9% of our outstanding share capital.

At our request, on August 12, 2008, representatives of Vector provided our Board of Directors with a letter describing Vector’s interest in consummating a transaction to acquire our company. After our request for more specific terms, on August 17, 2008, Vector provided a non-binding proposal to acquire our company at a price of $13.00 per share or to have SafeNet purchase our DRM business at a price of $125 - $135 million. On August 20, 2008, we issued a press release announcing our receipt of Vector’s non-binding proposal.

Following our receipt of the non-binding proposal from Vector, our Board of Directors engaged Credit Suisse Securities (USA) LLC, which we also refer to throughout this Proxy Statement as Credit Suisse, as a financial advisor and established a special Acquisition Committee comprised of Yanki Margalit and David Assia. The Board of Directors and the Acquisition Committee began a process, together with our senior management, Credit Suisse and U.S. and Israeli legal counsel, to review Vector’s non-binding proposal and explore other strategic alternatives. As a result of such review, our Board of Directors concluded that, at the time, the non-binding proposal presented by Vector undervalued our company and that our company should continue to review strategic alternatives to maximize shareholders value. As a result, on August 27, 2008, our Board of Directors sent a written response to Vector rejecting its proposals. As part of our review of strategic alternatives, the Acquisition Committee together with our financial advisor and U.S. and Israeli legal counsel considered several alternatives to maximize shareholder value, including, without limitation, maintaining our position as an independent company, an acquisition of our company by a strategic buyer, a sale of one or more of our business units or a minority investment into our company. In furtherance of those alternatives, Credit Suisse, members of our Acquisition Committee and our legal counsel held negotiations with several potential third parties. However, these negotiations did not materialize into any definitive agreements.

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On August 28, 2008 Jasmine made a formal request, in accordance with the Israeli Companies Law, to convene an extraordinary general meeting of our shareholders seeking to, among other things, replace all of our directors, other than our "outside directors," so that the new Board of Directors could pursue a sale transaction. Acting upon this request, and in compliance with the Israeli Companies Law, on September 18, 2008 we called an extraordinary general meeting of our shareholders.

On September 20 and 21, 2008, Vector spoke with representatives of Credit Suisse and David Assia, following which Vector presented a non-binding offer to purchase our company at a price of $14.50 per share, which was subject, among other things, to satisfactory completion of due diligence. Vector’s proposal contemplated a process that would allow our Board of Directors to have a "go-shop" period following the execution of a definitive agreement, with such “go-shop” being conditioned on our agreement to enter into an exclusive period of negotiations with Vector. Based on this proposal, we entered into an agreement with Jasmine aimed at establishing an amicable process for Jasmine to conduct a due diligence review of our company and the parties agreed to cancel the pending extraordinary general meeting of the shareholders. In connection therewith, we and Vector also agreed to certain mutual standstill undertakings.

During the first several weeks of October 2008, representatives of Vector conducted the first stage of their due diligence review. During that time frame our legal counsel, Herzog, Fox & Neeman and Kramer, Levin Naftalis & Frankel LLP delivered a first draft of a merger agreement to Vector’s counsel. Also during that period, we, together with Credit Suisse and legal counsel were taking further steps to maximize shareholder value, including actively initiating contacts and seeking interest from other potential bidders in order to seek competitive offers. These discussions included transactions involving our entire company as well as sales of specific business units. However, these efforts did not result in any concrete competitive proposals.

On November 4, 2008, representatives of Vector presented our Board of Directors with the results of their initial due diligence review. Vector’s representatives also informed the Board of Directors that they were reducing their non-binding proposal to $13.00 per share and explained the reduced price by, among other things, the impact of the global financial crisis and certain of Vector’s due diligence findings. Vector’s revised proposal continued to be subject to satisfactory completion of due diligence. Our Board of Directors evaluated the proposal and received input from our financial and legal advisors. Based on the facts that the proposal was subject to continuing due diligence and that Vector had not provided its comments to the draft of the Merger Agreement it had received weeks before the meeting, our Board of Directors resolved to reject the proposal as inadequate and incomplete.

Over the next week, representatives of Vector held several discussions with our Israeli legal counsel in which Vector indicated its inclination to increase the price for our company to a range of between $13.25 per share and $13.75 per share and later to $13.25 per share plus additional consideration based on earn out methodologies. Our Board of Directors requested that Vector conclude its due diligence review and present a final binding proposal after completing negotiations of the form of Merger Agreement we delivered in October 2008.

During November and December 2008, representatives of Vector continued their due diligence review, and legal counsel to Aladdin and Vector negotiated the Merger Agreement. During that period, the standstill undertakings between the parties were extended several times in order to allow the parties to re-evaluate the benefits of a business combination in light of changing market and economic conditions.

In early December 2008, as the global economic crisis deepened, Vector received further information regarding our forecast for 2009, including our projected financial performance for the quarter ended December 31, 2008. Based on these findings, on December 7, 2008, representatives of Vector presented our Israeli legal counsel with a new proposal at a price of $12.00 per share, which was

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presented as not subject to additional due diligence. Later, due to a greater understanding of the factors highlighted above, the proposal was subsequently reduced on January 5, 2009 to $11.50 per share, plus the value of any Cash (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital–Ordinary Shares” beginning on page 58) on our balance sheet at the closing of the Merger in excess of $12,000,000 (subject to certain conditions). Our Board of Directors held several meetings to review with assistance of Credit Suisse and our U.S. and Israeli legal counsel this proposal and its various elements in light of, among other things, management’s revised views regarding our company’s prospects in light of the effects of the world economic crisis on our business.

On January 6, 2009, a news report appeared in The Marker, an Israeli financial publication, stating that Aladdin was about to finalize the terms of its acquisition by Vector. We issued a press release in which we acknowledged that we continued to conduct discussions with Vector regarding a possible strategic transaction.

On January 8, 2009, representatives of Vectors and SafeNet arrived in Israel to hold discussions with key employees of our company and conclude negotiations of the Merger Agreement.

On January 10, 2009, our Board of Directors held a special telephonic meeting in which our legal and financial advisors and members of the Acquisition Committee updated the Board regarding the status of negotiations with Vector, including regarding additional proposals made by Vector related to employee retention. Management discussed with the Board of Directors, among other things, its further revised view regarding our company’s performance and prospects taking into account additional developments of the world economic crisis. Based on the information presented and following discussion of the strategic alternatives available to Aladdin, the Board of Directors requested members of the Acquisition Committee to continue negotiations with Vector in an attempt to conclude all pending matters.

On January 11, 2009, our Board of Directors held a special telephonic meeting. Members of our Acquisition Committee and our advisors updated the Board of Directors regarding the negotiations with Vector over the prior few days and the final terms of the Merger Agreement. Our Board of Directors considered the terms and conditions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. After discussing the terms of the proposed transactions, including the personal interests of certain of our officers in the proposed transactions as described in the section of this Proxy Statement entitled “The Merger-Interests of our Officers and Directors in the Merger” beginning on page 53, the Board of Directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and recommended that these matters be submitted to our shareholders for approval.

That same day, prior to the foregoing approval of our Board of Directors, as required pursuant to Israeli law, inter alia, since certain of our officers have, or may be deemed to have, a personal interest in the proposed transactions, our Audit Committee approved the transactions, the Articles Amendment, the proposed amendment to the Indemnification Agreements with our officers and directors and the Run-Off Insurance.

During the evening, Israel time, on January 11, 2009, representatives of Aladdin, the Purchaser and Merger Sub executed the Merger Agreement as presented to our Board of Directors, and the relevant parties executed the other agreements contemplated by the Merger Agreement. On January 12, 2009, Aladdin and Vector issued a joint press release announcing the execution of the Merger Agreement.

Our Reasons for the Merger; Recommendation and Determination of our Acquisition Committee and Board of Directors Concerning the Merger

Our Acquisition Committee evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement and the estimated transaction value of US$160 million based upon the per share

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price of $11.50 per share. Our Acquisition Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors, acting upon the unanimous recommendations of the Acquisition Committee, unanimously (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call a special meeting of our shareholders and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and directed that such matters be submitted for consideration of our shareholders at the Meeting.

In reaching these determinations, our Acquisition Committee and Board of Directors considered (a) the advice of our senior management, outside legal counsels and our financial advisor, (b) a variety of business, financial and market factors, and (c) in the case of our Board of Directors, the unanimous recommendations of the Acquisition Committee.

In the course of reaching their determinations, our Acquisition Committee and Board of Directors also considered the following factors and potential benefits of the Merger, each of which the members of the Acquisition Committee and Board of Directors believed supported its decision:

•	our Acquisition Committee’s familiarity with, and information provided by our management on several occasions over the last six months as to, the business, financial condition, results of operations, current business strategy and future prospects of our company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions;

•	with the assistance of Credit Suisse, our Board of Directors’ and our Acquisition Committee’s consideration and pursuit of various strategic alternatives for our company, including, without limitation, several alternative private equity transactions and discussions with a significant number of potential strategic buyers and the fact that no other prospective purchaser was willing to make an acquisition proposal for our company;

•	the current and recent historical market prices and trading information for the Aladdin Shares, and the fact that the consideration payable in the Merger represents a 64% premium over the closing price of the Aladdin Shares on the last trading day prior to the announcement that we were continuing discussions with Vector regarding a possible strategic transaction;

•	the potential that the increasingly difficult industry and market conditions resulting from the world economic crisis may cause us to miss our projections resulting in an additional drop in our share price, which may have resulted in a proxy contest that would have adverse consequences to our business, compared to the certainty for our shareholders in realizing a cash value, at a significant premium to the current trading price of the Aladdin Shares, for their investment;

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•	the risk that a newly comprised Board of Directors following a proxy contest would pursue a resolution to sell our DRM business line (which under Israeli law does not require shareholders’ approval) at a value that may not reflect its full value and which could have resulted in Aladdin’s selling its most profitable business unit without shareholder consent;

•	the potential impact on our business, including with respect to our ability to retain senior management and other key employees, of a proxy contest to gain control of our Board of Directors;

•	the financial and other terms and conditions of the Merger Agreement and the fact that they were the product of arm’s-length negotiations between the parties;

•	in light of the collapse of the global credit markets, the difficulties in obtaining debt to finance additional acquisitions that could further maximize shareholder value pursuant to our strategic growth plan;

•	certain terms of the Merger Agreement and related agreements, including:

•	the limited number and nature of the conditions to the Purchaser’s obligation to consummate the Merger and the negotiated exclusions to the definition of a “Material Adverse Effect” ;

•	the right of our Board of Directors under certain circumstances to consider unsolicited acquisition proposals and to terminate the Merger Agreement in order to accept a financially superior proposal, subject to paying a fixed termination fee;

•	the significant reverse termination fee that may be payable by the Purchaser if conditions to closing are met and the Purchaser fails to consummate the Merger, including the obligation to sell to us all the Aladdin Shares held by the Purchaser and its affiliates in consideration for their par value under certain circumstances;

•	the agreement by the Purchaser and SafeNet to refrain from purchasing, contracting to purchase, purchasing any option or contract to purchase, or entering into any option or contract to purchase, any of our ordinary shares, demand an extraordinary general meeting or present nominees to our Board of Directors at any general meeting, submit an Acquisition Proposal or make any public announcements regarding any of the foregoing for a period of one year from the date the Merger Agreement is terminated by us because all closing conditions have been satisfied except the closing conditions relating to the approval of the Israeli Commissioner of Restrictive Trade Practices and the expiration of the waiting period under the German Act Against Restraints on Competition because of Purchaser’s failure to agree to take a Divestiture Action (as defined in the section below entitled “The Merger Agreement – Non-Solicitation and Standstill”); and

•	the willingness of certain key shareholders of our company to commit to vote in favor of the Merger.

•	the fact that the consideration payable in connection with the Merger is all cash, allowing our shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

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•	the fact that the Purchaser offered retention packages to a select group of key employees and to research and development and manufacturing employees based in our Israeli facilities, which includes a 12 month retention commitment;

•	the fact that each employee who continues in the employ of our company following the Merger will be eligible to receive employee benefits on substantially the same basis in the aggregate as provided to employees immediately prior to the completion of the Merger;

•	the fact that the Merger Agreement is required to be approved by a majority of our shareholders (excluding Purchaser, Merger Sub and any Purchaser Affiliate) for approval, which allows for an informed vote by our shareholders on the merits of the Merger; and

•	the fact that the Merger is with an entity that has conducted no activities prior to the Merger and no material assets or liabilities other than its rights and obligations under the Merger Agreement, so no reasonable concern exists that as a result of the Merger we will not be able to fulfill our obligations to creditors.

Our Board of Directors and our Acquisition Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

•	the risks and costs to us if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

•	the closing conditions to the Merger, specifically the conditions related to the requirements that we have minimum amounts of cash and working capital during a period of low visibility as to our future performance;

•	the fact that our shareholders will not participate in any future earnings or growth of our company and will not benefit from any appreciation in value of our company, including any appreciation in value that could be realized as a result of improvements to our operations;

•	the requirement that we pay the Purchaser a Termination Fee of US$8,000,000 in certain circumstances relating to an Acquisition Proposal;

•	the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company;

•	the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

•	the fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and in addition to, those of our other shareholders; and

•	the possibility that the Merger will not be approved by the necessary governmental and regulatory authorities.

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We do not intend for the foregoing discussion of the information and factors considered by our Acquisition Committee and Board of Directors to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by our Acquisition Committee and Board of Directors in its consideration of the Merger. After considering these factors, our Acquisition Committee and Board of Directors concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Acquisition Committee and Board of Directors, and the complexity of these matters, our Acquisition Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Acquisition Committee and Board of Directors may have assigned different weights to various factors. Our Acquisition Committee and Board of Directors unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

Our Board of Directors unanimously recommends that you vote “FOR” the proposals to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement.

Other Proposals

Articles Amendment

In March 2005, the Israeli legislature adopted an amendment to the Israeli Companies Law that codified a company’s ability to provide indemnification to officers and directors for expenses incurred in connection with certain kinds of governmental investigations in certain circumstances. The proposed amendment to our Articles of Association is aimed at conforming the relevant provisions of our Articles of Association with these amendments. Accordingly, Article 55, 56 and 58 of our Articles of Association would be replaced in their entirety with the proposed Articles 55, 56 and 58 contained in Appendix C.

Amendment of Indemnification Agreements

In light of the March 2005 amendment to the Israeli Companies Law described above, our Audit Committee and Board of Directors approved an amendment to the indemnification agreements entered between us and our directors and officers which reflects the proposed amendments to the Articles of Association, as described above, and specifically includes the Merger and the public attempts to influence control of our company as identifiable events under such indemnification agreements and to update the monetary limit of the undertaking to indemnify under the Indemnification Agreements to an aggregate amount for all directors and officers equal to 50% of our company’s shareholders equity (or in the case of indemnification related to the Merger, an amount equal to 50% of the proceeds to the holders of Aladdin Shares).

D&O Insurance Renewal and Run-Off Insurance

Under the Israeli Companies Law, the procurement of insurance coverage for our directors and those of our executive officers who also serve as directors requires shareholder approval. Our current directors’ and officers’ insurance policy was last renewed on October 1, 2008. The current policy has a coverage limit of $25 million, as did the prior policy. In connection with the consummation of the Merger, our Audit Committee and Board of Directors approved an extension of the current policy for a period of seven years following the closing of the Merger with the same coverage limit.

Our Board of Directors, acting upon the unanimous recommendations of the Audit Committee, unanimously (a) adopted the Articles Amendment, (b) approved the revised form of Indemnification

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Agreement and determined that the indemnifiable events listed in the Indemnification Agreement are foreseeable in light of our activities and that the limit established in the Indemnification Agreement is reasonable under the circumstances, (c) approved the D&O Insurance Renewal, (d) approved the purchase of the Run-Off Insurance, and (e) resolved to recommend that our shareholders approve the transactions contemplated by the Articles Amendment, the Indemnification Agreement and the D&O Insurance Renewal and the purchase of the Run-Off Insurance and directed that such matters be submitted for consideration of our shareholders at the Meeting.

Our Board of Directors unanimously recommends that you vote “FOR” the approval of Proposal 2 (Articles Amendment and a revised Indemnification Agreement for our directors and officers) and Proposal 3 (the D&O Insurance Renewal and the Run-Off Insurance).

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Aladdin Shares are not entitled to appraisal rights in connection with the Merger. Under the Israeli Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Financing of the Merger

If the Merger is consummated, we estimate that Purchaser will pay approximately US$142 million in consideration to our shareholders (excluding Jasmine Holdco LLC) and optionholders in connection with the Merger pursuant to the terms of the Merger Agreement. The Merger is not subject to a financing condition. Purchaser and Merger Sub have agreed to use their commercially reasonable efforts to obtain financing for the Merger as promptly as practicable.

On January 11, 2009, Purchaser entered into equity commitment letters with the Investors pursuant to which each Investor agreed, subject to certain conditions, to severally contribute such Investor’s pro rata share of $130,000,000 in cash to Purchaser (or a direct or indirect subsidiary of Purchaser) in exchange for a portion of the equity of Purchaser (or a direct or indirect subsidiary of Purchaser), which financing will be used solely for the purpose of funding the Merger Consideration and to pay certain expenses.

In addition, on January 11, 2009, Purchaser entered into debt commitment letters with certain lenders pursuant to which the lenders agreed to provide to Purchaser, subject to certain conditions, up to $51,000,000 in debt financing, which financing will be used for the purpose of funding the Merger Consideration, to pay certain expenses and for general corporate purposes for the operation of the Surviving Company following the closing of the Merger.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (which we refer to throughout this Proxy Statement as the Code), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

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This discussion is limited to U.S. Holders who hold their Aladdin Shares as capital assets (generally, for investment) within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service, (which we refer to throughout this Proxy Statement as the IRS), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, insurance companies, brokers or dealers in securities or foreign currency, traders that have elected mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who own (directly, indirectly or through attribution) 10% or more of our voting shares, persons that hold the Aladdin Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, U.S. Holders that received their Aladdin Shares upon the exercise of options or otherwise in a compensatory transaction or U.S. Holders, that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of Aladdin Shares or share options that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. Person (as defined in Section 7701(a)(30) of the Code).

If a partnership is a beneficial owner of Aladdin Shares (including any entity or arrangement treated as a partnership for U.S federal income tax purposes), the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Aladdin Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger to them.

SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE

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MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE THE SECTION OF THIS PROXY STATEMENT “THE MERGER–MATERIAL TAX CONSEQUENCES OF THE MERGER–ISRAELI INCOME TAX CONSEQUENCES.”

Sale of Aladdin Shares

The receipt by a U.S. Holder of cash in exchange for Aladdin Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of Aladdin as a passive foreign investment company, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the Aladdin Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Aladdin Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its Aladdin Shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Aladdin Shares surrendered were held for more than one year as of the effective time of the Merger and should be short-term capital gain or loss if the Aladdin Shares surrendered were held for one year or less as of the effective time of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are currently subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses. Any such gain or loss will generally be considered from U.S. sources for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

The foregoing summary assumes that we are not, nor have ever been, a Passive Foreign Investment Company, which we refer to throughout this Proxy Statement as a PFIC, for U.S. federal income tax purposes. We believe that we were not a PFIC for taxable years prior to 2008 and based on our projected financial statements which are subject to change, we believe that we will not be a PFIC during 2008 or 2009. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, we cannot provide assurance that we will not be a PFIC in 2008 or 2009. In general, if we were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder in connection with the Merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of the Aladdin Shares. The amount allocated to the current taxable year, or to any year prior to the year in which we became a PFIC, would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for interest on such tax liability for such years. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Termination of Options

U.S. Holders who receive cash in exchange for the termination of their share options will generally recognize income equal to the difference between the cash received and the basis of their share options. Payments received by U.S. Holders in exchange for the termination of their share options may be subject to withholding taxes.

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U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES REGARDING THE TERMINATION OF THE SHARE OPTIONS PURSUANT TO THE MERGER.

Information Reporting and Withholding

Payments to certain U.S. Holders of the proceeds of the sale of Aladdin Shares that are made pursuant to the transaction within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax, which currently is imposed at the rate of twenty-eight percent (28%). This tax will apply if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is treated as paid to the U.S. Holder for purposes of calculating the U.S. Holder’s gain or loss on the transaction, but is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Aladdin Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Aladdin Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ALADDIN SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Aladdin Shares

In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, which we also refer to throughout this Proxy Statement as the Tax Ordinance, the disposition of shares of an Israeli company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Aladdin Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or

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indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 25%. Companies are subject to the corporate tax rate (27% for the 2008 tax year and 26% for the 2009 tax year) on capital gains derived from the disposition of Aladdin Shares, unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), prior to August 2005, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement).

          Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on a recognized stock market outside of Israel (such as Aladdin Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to our initial public offering and that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

          Generally, the sale of the Aladdin Shares may be subject to Israeli withholding tax. However, no withholding under the Tax Ordinance or any other provision of Israeli law will be made with respect to any shareholder that delivers the Tax Declaration Form representing that it is not an Israeli resident, the form of which is attached as Appendix E.

          Our shareholders who acquired their shares prior to our initial public offering in 1993 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Aladdin Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

           Shares Issued as Compensation for Employment or Service

          Shareholders who received or acquired their Aladdin Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ALADDIN SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

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           Company Options Tax Ruling

          We have agreed, as soon as reasonably practicable after the execution of the Merger Agreement, to prepare and file, with the Israeli Tax Authority an application for a ruling confirming that the conversion of options to purchase our ordinary shares in exchange for Merger Consideration will not result in a taxable event with respect to such options pursuant to Section 3(i) or Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, and with respect to such options subject to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, that the requisite holding period will be deemed to have begun at the time of the issuance of such options, and to use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain such ruling. Both we and the Purchaser are required to cause our respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other with respect to the preparation and filing of such ruling.

Regulatory Matters

           Israeli Companies Registrar. Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•	Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting. Both we and Merger Sub have already filed the required merger proposals with the Israeli Companies Registrar.

•	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere and by making the merger proposal available for review. Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Market, we have also published an announcement of the Merger in The New York Times within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. After sending these notices, each of us and Merger Sub will notify the Israeli Companies Registrar of the notices to our respective creditors. In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.

•	Shareholder Approval Notice. The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the decision of the shareholders.

          Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied or waived, if permissible under applicable law) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the Meeting and at

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least 50 days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, the Merger will become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Company’s register and to issue the Surviving Company a certificate regarding the Merger.

           Israeli Investment Center. The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger.

           Israeli Commissioner of Restrictive Trade Practices. Consummation of the Merger is conditioned upon the prior approval of the Israeli Commissioner of Restrictive Trade Practices. The filing of an appropriate application with the Commissioner and the obtaining of its prior approval is required under the Israeli Restrictive Trade Practices Law and has not yet been made. Each of the merging parties is required to file a “Merger Notice” with the Commissioner in order to receive its prior approval to the Merger. The Commissioner is to provide its approval (or conditioned approval) or denial within 30 days of submission; however, this period may be extended by the Restrictive Trade Practices Tribunal of Israel upon request of the Commissioner, or with the consent of the parties upon request of the Commissioner. A non-response within the 30-day period after filing the Merger Notice (unless extended) is deemed an approval.

          German Act Against Restraints on Competition. Consummation of the Merger is conditioned upon the prior approval of the German Federal Cartel Office (Bundeskartellamt). The filing of an appropriate application with the Federal Cartel Office and the obtaining of its prior approval are required under the Act against Restraints of Competition (ARC). The merging parties must file a “Merger Notice” with the Federal Cartel Office in order to receive its prior approval to the Merger. Within one month of the submission of a complete filing, the Federal Cartel Office is to decide whether to clear the Merger or whether to proceed with a second-stage investigation, to be completed within four months of the submission of the complete filing; however, this period may be extended, subject to the merging parties’ agreement. A non-response within the one-month period after the submission of the complete filing is deemed an approval. If the Federal Cartel Office has started a second-stage investigation, a non-response within the four-month period after the submission of the complete filing (unless extended) is deemed an approval.

           Other Approvals. In addition, as a condition to the closing of the Merger, we must receive any other material approvals or consents of any U.S., Israeli or other governmental, administrative or regulatory agency. Except as set forth above, we are not aware that any other approval or consent is required.

Interests of our Officers and Directors in the Merger

          In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as shareholders. Our Board of Directors was aware of these different or

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additional interests and considered them, among the other factors described in this Proxy Statement, in reaching its decision to approve the Merger Agreement and the Merger.

          Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the Companies Law provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval. Because of one or more of the interests described below, the Articles Amendment and the Indemnification Agreement for our directors and officers, as well as the D&O Renewal and the procurement of the Run-Off Insurance was brought before our Audit Committee for approval. The Merger Proposal requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers. Under the Companies Law, approval of the Indemnification Agreement for our directors and officers, as well as the D&O Renewal and the procurement of the Run-Off Insurance requires shareholder approval in any event.

           Treatment of Options. As described below under the section of this Proxy Statement entitled “The Merger Agreement–Effect on Share Capital – Share Options,” at the effective time of the Merger, each outstanding vested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive a single lump sum cash payment immediately after the effective time of the Merger equal to the product obtained by multiplying the number of Aladdin Shares subject to such option by the amount, if any, by which the Merger Consideration exceeds the exercise price per share of such option, which we also refer to as the Closing Option Payment. In addition, at the effective time of the Merger, each outstanding unvested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive cash equal to the Closing Option Payment in accordance with the original vesting schedule of each option and will be subject to the other terms contained in the grant agreement related to such option. However, if the exercise price of any option is equal to or greater than the $11.50, such option will be cancelled without any consideration exchanged therefor. As of January 21, 2009, our directors and officers held, in the aggregate, vested options to purchase 285,975 Aladdin Shares with weighted average exercise price of $8.51, and unvested options to purchase 134,500 Aladdin Shares with weighted average exercise price of $9.63.

           Continued Benefits. Each of our employees who is employed by the Purchaser or its subsidiaries, including us, at the effective time of the Merger, which we sometimes refer to as Continuing Employees, will be eligible to receive, from the effective time of the Merger through the first anniversary thereof, compensation and employee benefits (excluding equity compensation awards and payments or benefits made by reason of the Merger) that are no less favorable in the aggregate than those provided to employees immediately prior to the completion of the Merger. For purposes of determining eligibility to participate, vesting and benefit accrual where length of service is relevant under any employee benefit plan of Purchaser, Purchaser is required to provide that the Continuing Employees will receive service credit under each such plan for their period of service with us prior to the closing.

           Retention Plan. Immediately prior to the effective time of the Merger, Purchaser will implement a retention plan, including, but not limited to, the following components:

•	a senior management retention bonus pool equal to $1,000,000, to be allocated to senior management of our company (excluding certain key employees), one-third to be paid six months after the closing of the Merger and two-thirds to be paid eighteen months after the closing of the Merger (subject to the recipients’ participation in carrying out integration plans and good faith execution of assigned responsibilities);

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•	a transition bonus pool equal to $500,000, to be allocated to our employees who will assist in the transition to be paid six months after the closing of the Merger;

•	a special bonus pool equal to (i) $150,000 plus (ii) an amount not to exceed $400,000 representing a percentage of our recognized revenues prior to the closing of the Merger associated with a specific customer transaction;

•	an employee equity incentive plan authorizing grants of share options to our employees to acquire up to $8,000,000 of stock of Purchaser or an affiliate of Purchaser, 25% of which will vest one year following closing of the Merger and the remainder to vest in equal monthly installments over three years thereafter; and

•	if more than a threshold number of specified employees are terminated by Purchaser without cause or resign for good reason during the first year following the closing of the Merger, Purchaser will pay such employees their allocation of an enhanced severance pool established by Purchaser (equal to the lesser of one-half the aggregate 2008 base compensation of the excess terminated employees and $3,000,000).

           Employment Agreements. Concurrently with the execution of the Merger Agreement, three of our executive officers – Mr. Aviram Shemer, our Chief Financial Officer, Mr. Tsion Gonen and Mr. Shlomi Yanai, each, one of our Vice Presidents – entered into employment agreements with our company, each to be effective on the closing of the Merger. These agreements provide for the following benefits:

•	the payment of a base salary;

•	a retention bonus to each such employee, in the aggregate amount of $1,125,000, one-third to be paid six months after the closing of the Merger and two-thirds to be paid eighteen months after the closing of the Merger (subject to the employees’ participation in carrying out integration plans, good faith execution of assigned responsibilities and the employees’ remaining employed with our company until the installment date);

•	a cash incentive bonus, in the aggregate amount of $375,000;

•	share options, 25% of which will vest one year following closing of the Merger and the remainder to vest in equal monthly installments over three years thereafter; and

•	other benefits set forth in the employment agreements.

           Indemnification and Insurance. The Merger Agreement provides that from and after the closing of the Merger until the seventh anniversary thereof, Purchaser will cause the Surviving Corporation to fulfill and honor in all respects our undertakings pursuant to the Indemnification Agreements (assuming they are approved by our shareholders) entered into between us and our directors and officers. The Merger Agreement also provides that from and after the closing of the Merger until the seventh anniversary thereof, Purchaser will cause the Surviving Corporation to keep in effect all provisions in its memorandum of association and articles of association that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of our past and present officers and directors at least to the extent that are presently indemnified by us (including such changes as contemplated by the Articles Amendment, assuming it is approved by our shareholders) and any such provisions may not be amended except as either required by applicable law or to make changes permitted by law that would not adversely effect the rights of our past or present officers and directors to indemnification and advancement of expenses.

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          In addition, the Merger Agreement provides that, subject to applicable law, we must purchase a the Run-Off Insurance with coverage in amount and scope at least as favorable as our directors’ and officers’ liability insurance coverage in effect as of the date of the Merger Agreement until the seventh anniversary of the effective time of the Merger. If, however, the cost of the Run-Off Insurance exceeds 200% of the last annual premium paid before the date of the Merger Agreement we will obtain such Run-Off Insurance in such amount and scope as can be obtained for 200% of the current premium. In addition, if the coverage of the Run-Off Insurance is greater in amount or scope than that provided under our officers’ and directors’ liability insurance existing on the date of the Merger Agreement, we must obtain the Purchaser’s prior written consent prior to purchasing such policy.

           Other Benefits. On October 12, 2008 and on January 11, 2009, our Board of Directors adopted resolutions approving the following:

•	the acceleration of options granted to certain senior management employees upon a change of control of our company, which means that the outstanding vested share options held by our executive officers and directors, if “in the money”, will be cancelled and cashed out when the Merger becomes effective;

•	extending the termination notice required to be given to certain senior management employees to four months or more;

•	payment of bonuses in the aggregate amount of $830,000 to certain senior management employees in connection with a change of control of our company and the acquisition of our company, which will become payable when the Merger becomes effective; and

•	the extension by one month of the termination notice required to be given to all our employees in case of a change of control, which will be triggered when the Merger becomes effective.

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THE MERGER AGREEMENT

          This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 85.

The Merger

          The Merger Agreement provides for the Merger of Merger Sub with and into our company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Company, we will continue to exist following the Merger as a wholly-owned subsidiary of the Purchaser. When we refer to the “Surviving Company” in this Proxy Statement, we mean our company, as it will exist after the Merger is completed. Following the Merger, all of our properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Company, and all our debts, liabilities and duties and those of Merger Sub will become the debts, liabilities and duties of the Surviving Company.

          Following the Merger, the Aladdin Shares, all of which will then be owned by the Purchaser, will be delisted from the NASDAQ Global Market and the Tel Aviv Stock Exchange, deregistered under the Exchange Act and no longer be publicly traded.

          We, the Purchaser or Merger Sub may terminate the Merger Agreement prior to the completion of the Merger in certain circumstances, whether before or after the approval and adoption of the Merger Proposal by our shareholders. Additional details on termination of the Merger Agreement are described in the section of this Proxy Statement entitled “The Merger Agreement – Termination” beginning on page 75.

Effective Time of the Merger; Closing Date

          The Merger will become effective upon the issuance of a certificate of merger by the Registrar of Companies of the State of Israel, or the Israeli Companies Registrar, in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Israeli Companies Registrar following the satisfaction of all requirements under the Companies Law if at least 50 days will have elapsed after the filing of the merger proposals by both us and Merger Sub with the Israeli Companies Registrar and at least 30 days have elapsed after the approval of the Merger by our shareholders and those of Merger Sub. The Merger Agreement provides that the closing of the Merger will occur no later than the third business day after the conditions to the Merger have been satisfied or waived, unless we agree with the Purchaser to complete the transaction on another date. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

          The parties are working to complete the Merger as soon as practicable. However, the Merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

          At the effective time of the Merger, our stock transfer books will be deemed closed and no further transfer of any Aladdin Shares will be made. In addition, our former shareholders will cease to have any

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rights as shareholders of our company or the Surviving Company, except for the right to receive the Merger Consideration.

Articles of Association

          At the effective time of the Merger, Purchaser, Merger Sub and we will take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the effective time of the Merger will be the Articles of Association of the Surviving Company, until they are amended as provided therein or by applicable law.

Directors and Officers

          The initial directors of the Surviving Company will be the directors of Merger Sub at the effective time of the Merger. The initial officers of the Surviving Company will be designated by the Purchaser at least 10 days before the effective time of the Merger.

Effect on Share Capital

           Ordinary Shares. At the effective time of the Merger, each of our ordinary shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive an amount equal to (i) US $11.50 in cash, plus (ii) an amount in cash equal to a fraction, the nominator of which is the amount of Cash as of the closing date that exceeds $12,000,000 (as reflected in a final cash and working capital statement which we will deliver to Purchaser two days before the closing) and the denominator of which is the aggregate number of Aladdin Shares issued and outstanding at the closing date plus outstanding share options, which we refer to throughout this Proxy Statement as the Merger Consideration, without interest and less any applicable United States or Israeli withholding tax. The Merger Consideration is subject to adjustment as set forth in the Merger Agreement and described below. No consideration will be delivered in exchange for Aladdin Shares owned by Purchaser, Merger Sub, or any other direct or indirect wholly-owned subsidiary of Purchaser, or Aladdin Shares owned by us or any direct or indirect wholly-owned subsidiary of ours.

          As used in the Merger Agreement and in this Proxy Statement, a “Cash” means (i) cash and cash equivalents of our company on a consolidated basis determined in accordance with GAAP plus (ii) transaction expenses paid by us or our subsidiaries after September 30, 2008, up to a certain budgeted amount plus (iii) the cost we incur in obtaining the Run-Off Insurance minus (iv) the lesser of (x) unpaid transaction expenses plus transaction expenses paid by us or our subsidiaries after September 30, 2008 minus the budget for transaction expenses and (y) unpaid transaction expenses.

           Share Options. At the effective time of the Merger, each outstanding vested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive a single lump sum cash payment immediately after the effective time of the Merger equal to the product obtained by multiplying the number of Aladdin ordinary shares subject to such option by the amount, if any, by which the Merger Consideration exceeds the exercise price per share of such option, which we also refer to as the Closing Option Payment. In addition, at the effective time of the Merger, each outstanding unvested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive cash equal to the Closing Option Payment in accordance with the original vesting schedule of each option and will be subject to the other terms contained in the grant agreement related to such option. However, if the exercise price of any option is equal to or greater than the $11.50, such option will be cancelled without any consideration exchanged therefor. As of the effective time of the Merger, all options to purchase Aladdin Shares will no longer be outstanding and will automatically cease to exist, and each holder of such options will cease to have any rights with respect thereto, except the right to

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receive the consideration indicated in the preceding sentence. Prior to the effective time of the Merger, we will take the actions necessary to effectuate the above, including providing the holders with notice of their rights with respect to any such options.

           Adjustments to Merger Consideration. If at any time during the period between the date of the Merger Agreement and the effective time of the Merger, any change in the number of outstanding Aladdin Shares occurs, including by reason of any stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer or other similar transactions, the Merger Consideration and any other dependent items will be equitably adjusted to provide the holders of Aladdin Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event.

           Share Capital of Merger Sub. Each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one ordinary share of the Surviving Company.

Surrender of Certificates

          Purchaser has selected BNY Mellon to act as the paying agent for the payment of consideration in connection with the Merger. At or prior to the effective time of the Merger, Purchaser will make available to BNY Mellon, for exchange in accordance with the Merger Agreement, the aggregate Merger Consideration payable pursuant to the Merger Agreement.

          Promptly as reasonably practicable following the effective time of the Merger, Purchaser will instruct BNY Mellon to mail to each holder of record of certificates outstanding immediately prior to the effective time of the Merger:

•	a letter of transmittal,

•	instructions explaining what a shareholder must do to effect the surrender of its share certificates in exchange for the applicable portion of the consideration payable in connection with the Merger, and

•	a Tax Declaration Form.

          Upon receipt of a letter of transmittal from BNY Mellon, each shareholder should complete and sign the letter of transmittal and return it to BNY Mellon together with the shareholder’s share certificates, the Tax Declaration Form and any other necessary documentation in accordance with the instructions.

          No interest will be paid or accrued on any cash payable to holders of certificates pursuant to the Merger Agreement. In addition, Purchaser, the Surviving Company and BNY Mellon are entitled to deduct and withhold from the consideration otherwise payable such amounts as are required by applicable law.

           You should not send your certificates to BNY Mellon until you have received the letter of transmittal from BNY Mellon. Do not return your share certificates with the enclosed proxy card, and do not forward your share certificates to BNY Mellon without a letter of transmittal.

          With respect to any uncertificated Aladdin Shares held of record in book-entry form, Purchaser will cause BNY Mellon to mail or otherwise deliver to each such holder (x) materials advising it of the effectiveness of the Merger and the conversion of each of such holder’s Aladdin Shares into the Merger

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Consideration upon the completion of the Merger, and (y) a check, deposit or wire transfer of immediately available funds in the amount of the aggregate Merger Consideration payable to it.

          If you own shares that are held in “street name” by your broker, nominee, fiduciary or other custodian, you will receive instructions from your broker, nominee, fiduciary or other custodian as to how to surrender your “street name” shares and receive cash for those shares. You will be required to deliver a Tax Declaration Form prior to receiving the Merger Consideration. The Tax Declaration Form is attached as Appendix E, and may also be obtained from your bank, broker or other nominee, BNY Mellon at (800) 777-3674 from within the United States, Canada or Puerto Rico, or at (201) 680-6579 from other locations, or D.F. King & Co., Inc., by calling toll free 1-800-207-3158 or collect 1-212-269-5550. If your shares are held in “street name” by your bank, broker or other nominee, you will have 6 months from the date of the closing of the Merger to deliver a Tax Declaration Form to your bank, broker or other nominee. If you do not deliver a Tax Declaration Form within such time period, or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger-Material Tax Consequences of the Merger” beginning on page 47.

          If your shares are traded through the Tel Aviv Stock Exchange, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares. You will not be required to deliver a Tax Declaration Form.

Termination of Payment Fund

          Any portion of the Merger Consideration (including the proceeds of any investments thereof) that remains unclaimed by our shareholders for 12 months after the effective time of the Merger will be promptly delivered to the Purchaser. Any shareholder who has not surrendered its shares pursuant to the procedures outlined above by that time may look only to the Purchaser for delivery of its portion of the Merger Consideration, without any interest, only as a general creditor. Neither the Purchaser nor the Surviving Company, BNY Mellon or any other person will be liable to any of our former shareholders for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Transfer of Ownership and Lost, Stolen or Destroyed Share Certificates

          Following the effective time of the Merger, there will be no further transfers on our stock transfer books of shares that were outstanding immediately prior to the effective time of the Merger.

          In the event any certificate has been lost, stolen or destroyed, upon making an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by BNY Mellon, the posting by such person of a bond in such reasonable amount as BNY Mellon may direct, as indemnity against any claim that may be made against BNY Mellon, BNY Mellon will issue, in exchange for such lost, stolen or destroyed certificate, any cash that would be payable or deliverable in respect thereof pursuant to the Merger Agreement had such lost, stolen or destroyed certificate been surrendered.

Representations and Warranties

          The Merger Agreement contains representations and warranties of each party to the Merger Agreement. The representations and warranties in the Merger Agreement are complicated and not easily summarized. You are urged to read carefully and in their entirety the sections of the Merger Agreement entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub” in Articles V and VI, respectively, of the Merger Agreement attached as Appendix A to

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this Proxy Statement. The assertions embodied in the representations and warranties made by us are qualified by information and statements made in a confidential disclosure schedule that we provided to Purchaser in connection with the signing of the Merger Agreement. While we do not believe that such disclosure schedule contains information that applicable securities laws require us to publicly disclose (other than information that has already been so disclosed or is disclosed in this Proxy Statement), the disclosure schedule does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts, since such representations and warranties were made by the parties to the Merger Agreement to and solely for the benefit of each other, and they are modified in important part by the underlying disclosure schedule. The disclosure schedule contains information that has been included in our general prior public disclosures, as well as additional nonpublic information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures or in this Proxy Statement. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

          The Merger Agreement contains representations and warranties of our company as to, among other things:

•	our corporate organization, good standing and similar corporate matters;

•	our corporate power and authority to enter into the Merger Agreement and complete the Merger and other transactions contemplated by the Merger Agreement, and the enforceability of the Merger Agreement as a binding agreement of ours;

•	the approval by our Board of Directors of the Merger Agreement and the transactions contemplated thereby;

•	our capital structure, including our share options;

•	the absence of conflict with, or violation of (i) our organizational documents or the organizational documents of our subsidiaries, (ii) any agreement to which we or our subsidiaries is a party or by which any of our assets are bound or (iii) provisions of applicable law, in each case as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

•	obtaining the consent, approval authorization or order of a governmental entity (other than those required by the Merger Agreement);

•	the absence of the creation of any lien or other encumbrance on any of our or our subsidiaries’ material assets as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

•	financial statements and documents that we have filed with or furnished to the Securities and Exchange Commission and our internal controls and procedures in connection therewith;

•	our ownership of our subsidiaries and our subsidiaries’ capital structure;

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•	the absence of undisclosed liabilities;

•	the absence of certain developments since September 30, 2008 which we reasonably be expected to have a Material Adverse Effect on us;

•	our indebtedness;

•	title to assets and real property;

•	the absence of pending or threatened litigation and the absence of governmental orders;

•	compliance with law;

•	tax matters;

•	brokers’ and finders’ fees payable in connection with the Merger Agreement and estimated fees payable to our advisors in connection with the Merger Agreement;

•	intellectual property matters;

•	environmental matters;

•	our performance under our material contracts and the absence of breaches or defaults under our material contracts;

•	interested party agreements or transactions involving us or our subsidiaries and any of our respective officers and directors;

•	our relations with our employees and other employee-related matters;

•	Israeli employee benefit matters;

•	employee benefits matters, including compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	insurance matters;

•	pending and outstanding grants, incentives, exemptions, tax reductions and subsidies from the State of Israel; and

•	product defects and warranties.

          The Merger Agreement contains representations and warranties of Purchaser and Merger Sub as to, among other things:

•	Purchaser’s and Merger Sub’s corporate organization, good standing and similar corporate matters;

•	Purchaser’s and Merger Sub’s charter documents;

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•	Purchaser’s and Merger Sub’s corporate power and authority to enter into the Merger Agreement and consummate the Merger and other transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as a binding agreement of Purchaser and Merger Sub;

•	the absence of conflict with, or violation of (i) Purchaser and Merger Sub’s respective organizational documents, (ii) provisions of applicable law or (iii) any agreement applicable to Purchaser, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Purchaser or Merger Sub;

•	obtaining the consent, approval authorization or order of a governmental entity (other than those required by the Merger Agreement);

•	the absence of pending or threatened litigation and the absence of governmental orders;

•	the absence of brokers and finders’ fees;

•	financing commitments and the availability to Purchaser of sufficient funds to pay the Merger Consideration to Aladdin securityholders in connection with the Merger;

•	the concurrent delivery with the Merger Agreement of certain limited guarantees in connection with Purchaser’s obligations to pay a termination fee with respect to the Merger Agreement;

•	Merger Sub’s share ownership;

•	no prior operations of Merger Sub; and

•	Purchaser’s approval of the Merger Agreement.

Material Adverse Effect

          Several of the representations, warranties and conditions in the Merger Agreement are qualified by reference to, or are subject to, a Material Adverse Effect standard. As used in the Merger Agreement and this Proxy Statement, “Material Adverse Effect” means, with respect to us, any event, development or circumstance having, or reasonably likely to have, (A) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of us and our subsidiaries taken as a whole, or (B) the effect of, preventing, materially delaying or materially impairing our ability to complete the Merger, unless in the case of clause (A) any such effect is attributable to one of the following:

•	changes in general economic conditions which do not disproportionately affect us or our subsidiaries relative to other companies in the industries in which we participate;

•	changes in economic, financial market, regulatory or political conditions that generally affect the participants in the industries or markets in which we participate which do not disproportionately affect us or our subsidiaries relative to other companies in the industries in which we participate;

•	actions taken by us as expressly required by the Merger Agreement;

•	any adverse change in our relationship with our customers, distributors and vendors that is directly attributable to the public announcement or implementation of the Merger Agreement;

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•	changes in GAAP or the interpretation thereof, including changes resulting from the adoption or amendment of financial accounting standards by the Financial Accounting Standards Board, which do not disproportionately affect us or our subsidiaries relative to other companies in the industries in which we participate;

•	any act of terrorism or war (whether or not formally declared), which does not disproportionately affect us or our subsidiaries relative to other companies in the industries in which we participate;

•	our failure, in and of itself, to meet internal projections or forecasts or published revenue or earnings predictions (but in neither case excluding any of the underlying reasons for, or factor contributing to, any such changes); or

•	variation of the market price of our ordinary shares (but not excluding any of the underlying reasons for, or factors contributing to, any such changes).

Conduct of Business Prior to Closing

          We have agreed that, unless approved in writing by Purchaser, expressly required by the Merger Agreement or required by applicable law, prior to the completion of the Merger or the termination of the Merger Agreement, we and our subsidiaries will:

•	carry on our business in the ordinary course and consistent with past practice;

•	use commercially reasonable efforts to preserve intact our present business organization, and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates;

•	keep available the services of the present employees and agents of ours and our subsidiaries; and

•	manage our working capital, including the payment of accounts payable and the receipt of accounts receivable, in the ordinary course and consistent with past practice.

          In addition, the Merger Agreement provides that, prior to the effective time of the Merger or the termination of the Merger Agreement, unless approved in writing by the Purchaser or expressly required by, or set forth in, the Merger Agreement, neither we nor our subsidiaries will take any of the actions specified in Section 7.1(b) of the Merger Agreement (subject to specified exceptions) including, among others:

•	amend our organizational documents;

•	merge or consolidate with another person or entity, or restructure, reorganize or liquidate or otherwise enter into an arrangement which imposes material changes or restrictions on our or our subsidiaries’ assets, operations or business;

•	acquire (by merger, consolidation, purchasing of assets or equity, or by any other manner), assets outside of the ordinary course of business with a value or purchase price in excess of $500,000;

•	issue, deliver, sell, pledge, dispose of, grant, transfer, encumber, amend the material terms of or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee, encumber or amend the material terms of, any of our or our subsidiaries’ share capital or equity securities (other than the issuance of shares by a wholly-owned subsidiary) and issuance of Aladdin Shares upon

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exercise of share options issued and outstanding on the date of the Merger Agreement or issued after the date thereof in compliance with the terms of the Merger Agreement), or securities convertible or exchangeable into or exercisable for any share capital or equity securities, or any options, warrants or other rights of any kind to acquire any shares of such share capital or equity securities or such convertible or exchangeable securities;

•	create or incur any mortgages, pledges, charges, liens, security interests or other encumbrances, material to us or our subsidiaries, on any of our or our subsidiaries’ assets;

•	make any loans, advances, or capital contributions to, or investments in, any person other than accounts and notes receivable in the ordinary course of business;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to or convertible into or exercisable for, any of our equity securities or enter into any agreement with respect to the voting of our share capital;

•	adjust, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly our ordinary shares or securities convertible or exchangeable into or exercisable for any of our ordinary shares or any of our securities or securities of any of our subsidiaries;

•	incur or assume any indebtedness or guarantee the indebtedness of another person, or amend any such existing indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any of our or any of our subsidiaries’ debt securities or guarantee any debt securities, except for certain circumstances, including but not limited to, indebtedness incurred in the ordinary course of business consistent with past practices, provided that such indebtedness is $500,000 or less in the aggregate, or if such indebtedness is in replacement of existing indebtedness and is on terms substantially consistent with, or more beneficial, than the indebtedness being replaced;

•	make or authorize any capital expenditure exceeding $250,000 in the aggregate, or pay certain transaction expenses;

•	make any change in accounting policies except as required by GAAP;

•	commence or settle certain litigation;

•	make or change material tax elections, applications with a governmental entity, annual tax accounting periods or material methods of tax accounting, enter into a closing agreement or settle a claim or assessment with respect to a material amount of taxes, consent to an extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, file a tax return or seek a tax ruling from a governmental entity (other than tax rulings required in connection with the Merger);

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of our or our subsidiaries’ assets (including intellectual property), product lines or businesses, including share capital of any of our subsidiaries and sales of obsolete assets, except for sales (other than sales of intellectual property), leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate and except pursuant to contracts in effect as of the date of the Merger Agreement and transactions entered into in the ordinary course of business and consistent with past practice;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, adopt, enter into, terminate or amend any

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employment, severance or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant, or any collective bargaining agreement;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, grant or provide any severance or termination payments or benefits to any of our or of any of our subsidiaries’ directors, officers or employees;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of our or our subsidiaries’ directors, officers or employees;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, hire any employee, except for the replacement of an employee whose employment with us or any of our subsidiaries is terminated for any reason and except for ten additional non-replacement hires;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, establish, adopt, amend or terminate any of our benefit plans or amend the terms of any outstanding equity-based awards;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, take any action to accelerate the vesting or payment or right to payment, or fund or in any other way secure the payment, of compensation or benefits including under any of our benefit plans, to the extent not already provided in any such benefit plans;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, grant or forgive any loans or advance any money or other property to any of our or of any of our subsidiaries’ present or former directors, officers or employees other than advances of expenses in the ordinary course of business consistent with past practice;

•	except as required pursuant to contracts or corporate resolutions in effect as of the date of the Merger Agreement, or as otherwise required by applicable law, take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee benefits plan;

•	terminate, amend, modify or waive any material right with respect to any of our material contracts, or enter into certain material contracts;

•	apply for funding, support, benefits or incentives from the Office of the Chief Scientist or the Investment Center of the Ministry of Trade, Industry and Labor of the State of Israel, or from any other governmental entity;

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•	make any loans, advances or capital contributions to or investments in, acquire any or all of the stock or assets of, or hire any employees of, a certain third party;

•	take any action or omit to take any action that is reasonably likely to result in any of the conditions of the Merger not being satisfied; or

•	agree, authorize or commit to take any of the actions described above.

          The foregoing is not an exhaustive list of the actions we may not take prior to the effective time of the Merger. For additional details, see section 7.1(b) of the Merger Agreement.

Meeting of Aladdin Shareholders

          We have agreed to take all action necessary in accordance with our charter documents and applicable law to convene the Meeting on February 19, 2009 or as promptly as practicable thereafter to consider and vote for the approval of the Merger and to cause a vote to be taken. We have agreed to use all commercially reasonable efforts to solicit proxies from our shareholders in favor of the approval of the Merger Agreement and the Merger. We may adjourn or postpone the Meeting:

•	following consultation with the Purchaser, if and to the extent necessary, to ensure that any necessary amendment or supplement to this Proxy Statement is provided to our shareholders in advance of the vote; or

•	if, as of the originally scheduled date of the Meeting, there are insufficient ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Meeting.

          Subject to its ability to change its recommendation under certain circumstance (see “The Merger Agreement – Acquisition Proposals – Change of Recommendation” below), our Board of Directors has agreed to recommend to our shareholders, and to solicit proxies from our shareholders in favor of, the approval of the Merger Agreement and the Merger.

          In the event that the Purchaser, or any person referred to in Section 320(c) of the Israeli Companies Law in connection with the Purchaser, casts any votes in respect of the Merger Agreement or the Merger, the Purchaser must, prior to the vote, disclose to us the respective interests of the Purchaser or such person in the shares so voted.

Acquisition Proposals

          We have agreed that we will, and will cause our subsidiaries and our and their respective Representatives, and we will use reasonable best efforts, to cause our and our subsidiaries’ employees to immediately cease and cause to be terminated any discussions or negotiations with any person with respect to an Acquisition Proposal. In addition, we and our subsidiaries will not, and we will cause our and our subsidiaries’ Representatives not to, and we will not authorize or knowingly permit our or our subsidiaries non-officer employees to directly or indirectly:

•	solicit, participate in, initiate or knowingly facilitate or encourage (including by way of furnishing information or providing assistance), or knowingly take any other action designed or reasonably likely to facilitate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) including by way of making any public announcement of its intention to do any of the foregoing);

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•	participate in any discussions or negotiations (including by way of furnishing information or providing assistance) regarding any Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•	enter into any agreement (or agreement in principle) with respect to any Acquisition Proposal (other than a confidentiality agreement executed in connection with our furnishing non-public information to a party that has made an unsolicited bona fide Acquisition Proposal, pursuant to the requirements for doing so described in the Merger Agreement).

          As used in the Merger Agreement and in this Proxy Statement, the term “Acquisition Proposal” means any inquiry, proposal or offer, from any person other than Purchaser or its subsidiaries, relating to, in a single transaction or series of related transactions, any of the following:

•	acquisition of assets of ours and our subsidiaries (including securities of our subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of our consolidated assets or to which 20% or more of our revenues or earnings on a consolidated basis are attributable;

•	acquisition of 20% or more of our outstanding Aladdin Shares;

•	tender offer or exchange offer that, if consummated, would result in any person or group of people beneficially owning 20% or more of our outstanding Aladdin Shares;

•	merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving us; or

•	any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and ordinary shares involved is 20% or more, in each of the foregoing bullets, other than the Merger.

          If, at any time prior to obtaining the requisite vote of our shareholders approving the Merger, we or any of our Representatives receive an unsolicited bona fide written Acquisition Proposal and our Board of Directors determines in good faith, after consultation with our outside legal counsel and financial advisor, (i) that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties to our shareholders under applicable law, then we may, at any time prior to obtaining the requisite vote of our shareholders approving the Merger (but in no event after obtaining shareholder approval of the Merger) take the following actions:

•	furnish non-public information to the person making such Acquisition Proposal if, and only if, prior to so furnishing such information, we receive from the person an executed confidentiality agreement with confidentiality provisions in form no less favorable in the aggregate to us (in other words, no less restrictive with respect to the conduct of such person) than those confidentiality provisions contained in the confidentiality agreement entered into between us and Jasmine Holdco LLC (an affiliate of Purchaser) and which must permit us to comply with the terms of the Merger Agreement relating to providing information to Purchaser about such confidentiality agreements; and

•	engage in discussions or negotiations with such person with respect to such Acquisition Proposal.

We are not permitted to waive or amend any confidentiality, standstill or similar agreement to which we are a party or by which we are bound pursuant to the foregoing. We are required to provide the Purchaser

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with a correct and complete copy of any confidentiality agreement entered into pursuant to the Merger Agreement within 24 hours of the execution of such agreement.

          We have agreed to:

•	promptly (and in any event within 24 hours after receipt by us or our financial or legal advisors) notify Purchaser if we, our subsidiaries or our Representatives receive any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, including the identity of the person making such Acquisition Proposal, inquiry or request, and a copy of the Acquisition Proposal, inquiry or request and all related documents (including any material modifications to such Acquisition Proposal); and

•	keep Purchaser promptly informed on a current basis (and in any event within 24 hours after receipt by us or our financial or legal advisors) after the occurrence of any material changes or developments of the status of any Acquisition Proposal, inquiry or request, including a copy of all related documents (including the material terms and conditions of such changes or developments and of any material modifications to such Acquisition Proposal).

           Change of Recommendation and Superior Termination. Unless otherwise provided in the Merger Agreement, our Board of Directors may not make a Change of Recommendation or approve, adopt or recommend, or propose publicly to approve, adopt or recommend, or authorize us to enter into any letter of intent, merger, acquisition or similar agreement with respect to an Acquisition Proposal (other than a confidentiality agreement entered into by us as described above, with respect to our furnishing non-public information to a party that has made an unsolicited bona fide Acquisition Proposal), also referred to in the Merger Agreement and this Proxy Statement as a Company Acquisition Agreement.

          However, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, our Board of Directors may, at any time prior to obtaining the requisite vote of our shareholders with respect to the Merger, make a Change of Recommendation and/or terminate the Merger Agreement to enter immediately into a Company Acquisition Agreement with respect to such Superior Proposal, provided that prior thereto or concurrently therewith we have paid the Termination Fee (as defined in the section below entitled “Termination–Fees and Expenses”), which is also referred to in the Merger Agreement and this Proxy Statement as a Superior Termination. Furthermore, our Board of Directors may not effect such Change of Recommendation or a Superior Termination, in each case in connection with a Superior Proposal, unless our Board of Directors determines in good faith, after consultation with our outside legal counsel and financial advisor that the failure to take such action would be inconsistent with its fiduciary duties to our shareholders under applicable law and both of the following conditions have been met:

•	we must have provided prior written notice to Purchaser, at least five business days in advance, also referred to in the Merger Agreement and this Proxy Statement as the Notice Period, of our intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice must in addition specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the person or group of persons making the Superior Proposal), and contemporaneously with providing such notice must have provided a copy of the relevant proposed acquisition agreement and all related documentation as described in the section above entitled “Acquisition Proposals”; and

•	prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, we will, and will cause our legal and financial advisors to, during the Notice Period, negotiate with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make

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such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

          In the event that during the Notice Period any revisions are made to the Superior Proposal, we are required to notify the Purchaser pursuant to the provisions listed in the previous paragraph with respect to such new written notice, except that the Notice Period will be reduced to three business days.

          As used in the Merger Agreement and in this Proxy Statement, a “Change of Recommendation” means to (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to the Purchaser, our Board of Directors’ recommendation in favor of the Merger Proposal; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer; or (iv) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, or authorize us to enter into any letter of intent, merger, acquisition, or similar agreement with respect to any Acquisition Proposal other than any confidentiality agreement to be entered into by us as described in the section above entitled “Acquisition Proposals.”

          As used in the Merger Agreement and in this Proxy Statement, a “Superior Proposal” means any bona fide written Acquisition Proposal on terms which our Board of Directors determines in good faith, after consultation with our outside legal counsel and financial advisor, to be more favorable to the holders of Aladdin Shares than the Merger from a financial point of view, taking into account all the terms and conditions of such proposal (including any break-up fees, expense reimbursement provisions and financial terms and the likelihood and timing of consummation thereof), and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Purchaser to us in writing in response to such proposal or otherwise), provided, that for the purpose of the definition of Superior Proposal, the references to 20% in the definition of Acquisition Proposal are deemed to be references to 50%.

Non-Solicitation and Stand-Still

          Commencing on the date of the Merger Agreement and ending on the earlier of (i) the closing date (unless the Merger Agreement is terminated after that date) and (ii) May 7, 2009 (unless an event has occurred that requires the Purchaser to sell its Aladdin Shares to us pursuant to the Merger Agreement ), Purchaser may not, and will cause its affiliates not to, solicit to hire or hire (or cause or seek to cause to leave our employ ) any our or our subsidiaries’ employees; provided, that Purchaser and its Affiliates may undertake general advertisements for employees.

          Commencing on the date of the Merger Agreement and ending on the closing date (unless the Merger Agreement is terminated after that date), Purchaser may not, and will cause its affiliates not to, offer, pledge, sell, assign, transfer or dispose of any of the Aladdin Shares, options, warrants or any other securities or enter into any agreement or legally binding obligation with respect to such a transfer or negotiate the terms of such a transfer. Concurrently with the execution of the Merger Agreement, Jasmine Holdco LLC (an affiliate of Purchaser) delivered to us an undertaking to comply with this provision.

          In the event the Merger Agreement is terminated by us or Purchaser because the Merger has not been consummated by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), and at such time all closing conditions have been satisfied (other than those conditions that by their terms are to be satisfied at the closing and are ready to be so satisfied at the closing) except that the closing conditions relating to the approval of the Israeli Commissioner of Restrictive Trade Practices or the expiration of the waiting period under the German Act Against Restraints on Competition have not been satisfied because of Purchaser’s failure to agree to take a Divestiture Action, so as to permit

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the consummation of the Merger prior to June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), then, from the period commencing on the date the Merger Agreement is so terminated and ending on the first anniversary of such date, neither Jasmine Holdco LLC nor SafeNet or the funds affiliated with Vector or any of their respective affiliates will, without our prior written consent, directly or indirectly, (i) purchase, contract to purchase, purchase any option or contract to purchase, or enter into any option or contract to purchase, any of the Aladdin Shares, options, warrants or any other securities, (ii) demand an extraordinary general meeting or present nominees to our Board of Director at any general meeting, (iii) submit an Acquisition Proposal or (iv) make any public announcements regarding any of the foregoing.

          Concurrently with the execution of the Merger Agreement, SafeNet delivered to us an undertaking to comply with the foregoing undertakings and to be bound by the provisions of the Nondisclosure Agreement, dated September 25, 2008, between Jasmine Holdco LLC and us.

          As used in the Merger Agreement and in this Proxy Statement, a “Divestiture Action” means any and all action necessary (including entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any governmental entity and, in the case of actions by or with respect to us or our subsidiaries or our or their businesses or assets, consenting to such action by us, provided that such action may, at the discretion of Purchaser, be conditioned upon the consummation of the Merger) to ensure that no governmental entity enters any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay the consummation of the Merger or to ensure that no governmental entity with the authority to clear, authorize or otherwise approve the consummation of the Merger fails to do so by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us).

Financing

          Each of Purchaser and Merger Sub must use (and cause their affiliates to use) its commercially reasonable efforts to obtain the equity commitments and loans, the proceeds of which are to be used to consummate the Merger, which we refer to in the Merger Agreement and this Proxy Statement as the Financing, and the other transactions contemplated thereby and pay related fees and expenses, on the terms and conditions described in the commitment letters pursuant to which the Investors and certain lenders committed to provide such equity financing and loans, as promptly as practicable, including using its commercially reasonable efforts:

•	to negotiate and finalize definitive agreements on the terms and conditions contained in the commitment letters;

•	to satisfy on a timely basis all conditions applicable to Purchaser and Merger Sub set forth in such definitive agreements that are within either of their control or influence; and

•	to comply with its obligations under the commitment letters and consummate the Financing no later than the closing of the Merger.

          Purchaser must give us prompt notice upon becoming aware of any material breach by any party of the financing commitments or any termination of the financing commitments. Each of Purchaser, Merger Sub and we must refrain (and must use their commercially reasonable efforts to cause their affiliates to refrain) from knowingly taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any or the conditions contained in the financing commitments or in any definitive agreement related to the Financing. Purchaser must keep us informed on a reasonable basis and

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in reasonable detail of material developments relating to the Financing and the status of its efforts to arrange the Financing.

          Purchaser must not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the financing commitments or the definitive agreements related to the Financing if such amendment, modification, waiver or remedy:

•	reduces the aggregate amount of the Financing available,

•	amends the conditions to the drawdown of the Financing,

•	adds any condition to funding, or

•	would reasonably be expected to adversely impact or delay in any material respect the ability of Purchaser and Merger Sub to consummate the transactions contemplated by the Merger Agreement or materially reduce the likelihood of the consummation of the transactions contemplated the Merger Agreement or materially reduce the likelihood of any conditions to funding being satisfied, without first obtaining our prior written consent.

          Subject to the terms and conditions contained in the Merger Agreement and satisfaction of the conditions set forth therein, in the event that all conditions to the financing commitments (other than, in connection with the debt financing, the availability or funding of any of the equity financing) have been satisfied, Purchaser will draw down on the Financing required to consummate the Merger on the closing date of the Merger. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the financing commitment letters, or Purchaser becomes aware of any event or circumstance that makes receipt of any portion of the Financing unlikely to occur in the manner and from the sources contemplated in the financing commitment letters, Purchaser must promptly notify us and must use commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on terms no less beneficial and in an amount sufficient to consummate the transactions contemplated by the Merger Agreement as promptly as practicable following the occurrence of such event but in no event later than the June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us). Purchaser must deliver to us true and complete copies of all definitive agreements pursuant to which any such alternative source has committed to provide Purchaser and Merger Sub with any portion of the Financing. Purchaser and Merger Sub have acknowledged and agreed that their respective obligations to consummate the Merger Agreement are not conditioned or contingent upon receipt of the Financing.

          On January 11, 2009, Purchaser entered into equity commitment letters with the Investors pursuant to which the Investors agreed, subject to certain conditions, to contribute an aggregate of $130,000,000 in cash to Purchaser (or a direct or indirect subsidiary of Purchaser) in exchange for a portion of the equity of Purchaser (or a direct or indirect subsidiary of Purchaser), which financing will be used solely for the purpose of funding the Merger Consideration and to pay certain expenses.

          In addition, on January 11, 2009, Purchaser entered into debt commitment letters with certain lenders pursuant to which the lenders agreed to provide to Purchaser, subject to certain conditions, up to $51,000,000 in debt financing, which financing will be used for the purpose of funding the Merger Consideration, to pay certain expenses and for general corporate purposes for the operation of the Surviving Company following the closing of the Merger.

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Conditions to the Completion of the Merger

          The obligations of each of us, Purchaser and Merger Sub to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement will have been duly approved by our shareholders;

•	the waiting period applicable to the consummation of the Merger under the German Act Against Restraints on Competition will have expired or been terminated;

•	the approval of the Israeli Commissioner of Restrictive Trade Practices will have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the Israeli Restrictive Practices Act, including any extensions thereof, will have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices;

•	the approval of the Investment Center will have been obtained;

•	no court or governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered after the date of the Merger Agreement any law (whether temporary, preliminary or permanent) which is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger;

•	at least 50 days will have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least 30 days will have elapsed from the approval of the Merger by the shareholders of each of our company and Merger Sub.

          Purchaser and Merger Sub will not be obligated to effect the Merger unless the following conditions are satisfied or waived:

•	our representations and warranties in the Merger Agreement with respect to the determinations made by our Board of Directors with respect to the Merger Agreement must be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period);

•	our representations and warranties in the Merger Agreement with respect to our capital structure must be true and correct in all but de minimis respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger; provided, however, that the representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period);

•	our representations and warranties in the Merger Agreement with respect to our total revenues and the revenues for our digital rights management division, each for the fourth quarter of 2008, must be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger (except for such failures that do not involve an overstatement of either the total revenues or the digital rights management division revenues of more than 10%);

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•	all of our other representations and warranties must be true and correct (without regard to qualification or exceptions contained therein as to materiality or Material Adverse Effect) at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger, except for such failures to be true and correct which have not had, or which would not reasonably be expected to have, a Material Adverse Effect on us; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period);

•	Purchaser must have received a certificate signed on behalf of us by our Chief Executive Officer and Chief Financial Officer to the effect of the foregoing bullets;

•	we must have performed in all material respects our obligations required to be performed by us under the Merger Agreement at or prior to the closing date, provided that an unintentional breach relating to the conduct of our business prior to closing is not deemed to be a breach for purposes of this closing condition, and Purchaser must have received a certificate signed on behalf of us by our Chief Executive Officer to that effect;

•	there must not be threatened, instituted or pending any suit, action or proceeding in which a governmental entity of competent jurisdiction is seeking (i) to restrain, enjoin or prohibit consummation of the Merger (whether temporary, preliminary or permanent) or (ii) to (A) prohibit, limit, restrain or impair in a material way the Purchaser’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interests therein of ours or any of our subsidiaries or other affiliates of ours from and after the effective time of the Merger or any of the assets, licenses, operations, rights, product lines, businesses or interests therein of the Purchaser or its subsidiaries (including, without limitation, by requiring any Material Divestiture Action) or (B) prohibit or limit in any respect Purchaser’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no governmental entity of competent jurisdiction may have enacted, issued, promulgated, enforced or entered any law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing or that would result in a Material Adverse Effect of our company;

•	other than the filing with the Registrar of Companies of the State of Israel, all other governmental approvals required to be obtained in connection with the Merger and the consummation of the other transactions contemplated thereby (described under the section of this Proxy Statement entitled “The Merger–Regulatory Matters” beginning on page 52) will have been obtained;

•	each director of ours must have delivered a resignation letter effective as of the closing;

•	we must have at least $7,000,000 of Cash, net of Indebtedness, which must be reflected in a final cash and working capital statement, and Purchaser must have received a certificate signed on behalf of us by our Chief Financial Officer to that effect;

•	we must have at least $13,500,000 in working capital, which must be reflected in a final cash and working capital statement delivered to Purchaser by us two business days before closing, and Purchaser must have received a certificate signed on behalf of us by our Chief Financial Officer to that effect; and

•	each of the key employees listed in Exhibit B to the Merger Agreement must be an employee of ours immediately prior to the effective time of the Merger and must not have rescinded or purported to have rescinded his or her employment agreement with us or notified the Purchaser or us in writing of

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such employee’s intention of leaving the employ of the Purchaser or us following the effective time of the Merger.

As used in the Merger Agreement and in this Proxy Statement, a “Material Divestiture Action” means a requirement to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, material assets, categories of assets or businesses of our company or Purchaser or our or Purchaser’s subsidiaries, (ii) terminate material existing relationships, contractual rights or obligations of our company or Purchaser or our or Purchaser’s subsidiaries, (iii) terminate any material venture or other arrangement, (iv) create any material relationship, contractual rights or obligations of our company or Purchaser or our or Purchaser’s subsidiaries or (v) effectuate any other material change or restructuring of our company or Purchaser or our or Purchaser’s subsidiaries.

As used in the Merger Agreement and in this Proxy Statement, “Indebtedness” means (a) any liabilities for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (b) obligations evidenced by notes, bonds, debentures or other similar instruments, (c) obligations under leases (contingent or otherwise, as obligor, guarantor or otherwise) required to be accounted for as capitalized leases pursuant to GAAP, (d) obligations for amounts drawn under letters of credit or similar facilities or contingent reimbursement liabilities with respect to letters of credit or similar facilities, (e) any liability for deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise, other than accounts payable incurred in the ordinary course of business, (f) all guaranties and other contingent obligations in respect of liabilities for borrowed money of others and (g) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing.

          We will not be obligated to effect the Merger unless the following conditions are satisfied or waived:

•	each of the representations and warranties of Purchaser contained in the Merger Agreement must be true and correct (without regard to qualification or exceptions contained therein as to materiality or Purchaser Material Adverse Effect) at and as of the date of the Merger Agreement and at and as of the effective time of the Merger as though made at and as of the effective time of the Merger, except for such failures to be true and correct, individually and in the aggregate, as have not had, or would not reasonably be expected to have, a Purchaser Material Adverse effect; provided, however, that representations and warranties that are made as of a particular date or period must be true and correct only as of such date or period, and we must have received a certificate signed on behalf of the Purchaser by its Chief Executive Officer and Chief Financial Officer to that effect; and

•	each of Purchaser and Merger Sub must have performed in all material respects all obligations required to be performed by them at or prior to the closing date, and we must have received a certificate signed on behalf of the Purchaser by its Chief Executive Officer to that effect.

Termination

          We and Purchaser, prior to the effective time of the Merger (in each case, upon the authorization of such party’s board of directors), may terminate the Merger Agreement under the following circumstances:

•	by mutual written consent of Purchaser and us;

•	by either Purchaser or us:

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•	if the effective time of the Merger has not occurred by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), provided, that this right to terminate the Merger Agreement is not available to a party that has breached in any material respect its obligations under the Merger Agreement in any manner that has been the principal cause or resulted in the failure of the Merger to be completed by such date;

•	if our shareholders have not approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, at the Meeting or any adjournment or postponement thereof; or

•	if a government entity of competent jurisdiction issues an order, decree or ruling, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the completion of the Merger, which order, decree or ruling is final and nonappealable (whether before or after the approval by our shareholders of the Merger).

•	by us:

•	if, prior to our obtaining shareholder approval for the Merger, our Board of Directors approves a Superior Proposal and authorizes us to enter into a binding agreement related to such Superior Proposal, in accordance with the terms of the Merger Agreement, so long as concurrently with such termination we pay the Termination Fee in the manner provided for in the Merger Agreement;

•	if Purchaser or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of Purchaser’s or Merger Sub’s representations or warranties will have become untrue, in either case such that Purchaser or Merger Sub will not be able to satisfy the closing conditions in the Merger Agreement applicable to its representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable then we may not terminate the Merger Agreement until the end of a 20 day cure period; or

•	if (i) all closing conditions have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at closing and are ready to be satisfied at closing), or (ii) all closing conditions have been satisfied except that the closing conditions relating to the approval of the Israeli Commissioner of Restrictive Trade Practices and the expiration of the waiting period under the German Act Against Restraints on Competition have not been satisfied because of Purchaser’s failure to agree to take a Divestiture Action (provided, however, that we may not exercise this termination right if our failure to comply with our obligations with respect to obtaining the approval of the Israeli Commissioner of Restrictive Trade Practices and under the German Act Against Restraints on Competition has caused or materially contributed to the failure of such conditions or such conditions have not been satisfied as a result of any action brought by us), and Purchaser or Merger Sub has failed to complete the Merger within three days of receiving notice from us that all applicable closing conditions have been satisfied or that we are entitled to terminate the Merger Agreement pursuant to clause (ii) above.

•	by Purchaser if:

•	if our Board of Directors makes a Change of Recommendation, or recommends to our shareholders an Acquisition Proposal, or if we willfully and materially breach, or our

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Board of Directors or any of its committees resolves to breach, the provisions of the Merger Agreement relating to Acquisition Proposals (as described beginning on page 67) or the Meeting (as described above on page 67); or

•	if we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties have become untrue, in either case such that we will not be able to satisfy the closing conditions in the Merger Agreement applicable to our representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable, then Purchaser may not terminate the Merger Agreement until the end of a 20 day cure period.

Fees and Expenses

           Termination Fee. The Merger Agreement requires that we pay Purchaser a termination fee of $8,000,000, which we also refer to throughout this Proxy Statement as the Termination Fee, if:

•	we or Purchaser terminate the Merger Agreement because the effective time of the Merger has not occurred by June 30, 2009 (unless such date has been extended by mutual agreement of the Purchaser and us), and (i) prior to such termination any person has publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal or an Acquisition Proposal has been communicated to us or become publicly known and (ii) within one year following the date of such termination, we enter into a definitive agreement with respect to, consummate or our Board of Directors recommends, a transaction contemplated by an Acquisition Proposal;

•	we or Purchaser terminate the Merger Agreement because our shareholders have not approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, at the Meeting or at any adjournment or postponement, and (i) prior to such termination any person has publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal or an Acquisition Proposal has been communicated to us or become publicly known and (ii) within one year following the date of such termination, we enter into a definitive agreement with respect to, consummate or our Board of Directors recommends a transaction contemplated by an Acquisition Proposal;

•	Purchaser terminates the Merger Agreement because we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties will have become untrue, in either case such that we will not be able to satisfy the closing conditions applicable to our representations, warranties, covenants and agreements; and such inaccuracy or breach is not curable, or not cured within the 20 day cure period, and (i) prior to such termination any person has publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal or an Acquisition Proposal has been communicated to us or become publicly known and (ii) within one year following the date of such termination, we enter into a definitive agreement with respect to, consummate or our Board of Directors recommends, a transaction contemplated by an Acquisition Proposal;

•	we terminate the Merger Agreement because at any time prior to our shareholders having approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, our Board of Directors approves a Superior Proposal in accordance with the Merger Agreement and authorizes us to enter into a binding written agreement providing for such Superior Proposal and we contemporaneously pay the Termination Fee to the Purchaser in immediately available funds; or

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•	Purchaser terminates the Merger Agreement because our Board of Directors has made a Change of Recommendation, our Board of Directors has recommended an Acquisition Proposal to our shareholders or we willfully and materially breach, or our Board of Directors or any of its committees, resolves to breach, the provisions relating to an Acquisition Proposal or the Meeting.

                                  Purchaser Termination Fee

                                  If we terminate the Merger Agreement for Purchaser’s failure to close and/or satisfy the conditions of the Merger Agreement with respect to governmental approvals, then:

•	if we are entitled to terminate the Merger Agreement pursuant to this provision on or before May 7, 2009, Purchaser must pay a termination fee of $10,00,000, which we also refer to in the Merger Agreement and this Proxy Statement as the Purchaser Termination Fee, and must sell and cause its affiliates to sell to us their Aladdin Shares at the par value of the Aladdin Shares, which we also refer to in the Merger Agreement and this Proxy Statement as the Purchaser Shares; and

•	if we are entitled to terminate the Merger Agreement pursuant to this provision after May 7, 2009, Purchaser must pay the Purchaser Termination Fee only.

           Interest and Costs. If we or the Purchaser fail to pay in a timely manner the applicable termination fee, the payment amount will accrue interest for the period commencing on the date the payment became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as its prime lending rate. In addition, if either party fails to pay the applicable termination fee in a timely manner, that party must also pay to the other party all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect the payment amount.

Limitation of Liability

          Notwithstanding anything in the Merger Agreement to the contrary, the maximum aggregate liability of Purchaser and Merger Sub for any loss suffered by us as a result of the failure of the Merger to be consummated or for a breach or failure to perform under the Merger Agreement, which we also refer to in the Merger Agreement and this Proxy Statement as Company Damages, or otherwise (inclusive of the Purchaser Termination Fee and the Purchaser Shares), will be limited to an amount equal to the Purchaser Termination Fee, plus any interest and costs that become due, and Purchaser’s making the Purchaser Shares available for purchase by us, which we refer to in the Merger Agreement and this Proxy Statement as the Purchaser Liability Limitation. In no event may we or any of our affiliates seek (x) any such damages in excess of such amount, (y) any such damages in any amount if the Purchaser Termination Fee has been paid and the Purchaser Shares have been made available for purchase by us or (z) any other recovery, judgment, or damages of any kind, including equitable relief or consequential, indirect, or punitive damages, against Purchaser, Merger Sub, the Investors or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or affiliates, which we refer to, collectively, in the Merger Agreement and this Proxy Statement as Purchaser Related Parties in connection with the Merger Agreement or the transactions contemplated thereby (except with respect to any breach of or default under the confidentiality agreement entered into between us and Jasmine Holdco LLC (an affiliate of Purchaser), the provisions of the Merger Agreement relating to non-solicitation of our employees, or relating to Purchaser’s failure to take a Divestiture Action, or the undertakings of SafeNet.

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          Subject to the limitations contained in the Merger Agreement and in the Investors’ limited guarantees, recourse against Purchaser under the Merger Agreement and the Investors under the limited guarantees will be the sole and exclusive remedy of us and our affiliates against Purchaser, Merger Sub or the Purchaser Related Parties, in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement except with respect to any breach of or default under the confidentiality agreement entered into between us and Jasmine Holdco LLC (an affiliate of Purchaser), the provisions of the Merger Agreement relating to non-solicitation of our employees, or relating to Purchaser’s failure to take a Divestiture Action, or the undertakings of SafeNet.

          The limitations of liability set forth in the Merger Agreement will be void if Purchaser or any of Purchaser Related Parties or the Investors claims, or a court of competent jurisdiction determines, that the provisions relating to the Purchaser Termination Fee and the Purchaser Shares are unenforceable or excessive.

Additional Covenants

          The Merger Agreement provides, in Article VII thereof, for a number of additional covenants and agreements of the parties relating, among other things, to:

•	the content and procedures of preparing and mailing the proxy statement;

•	confidentiality and access to information;

•	public disclosure;

•	filings with government entities;

•	no modification of representations, warranties, covenants or agreements;

•	takeover statutes;

•	Israeli approvals;

•	reporting our monthly cash and working capital position;

•	the deposit by the Purchaser of the Purchaser Shares into an escrow account; and

•	financing.

Certain Additional Agreements – Voting Agreements

          Contemporaneously with the execution and delivery of the Merger Agreement and as a condition and inducement to Purchaser and Merger Sub to enter into the Merger Agreement, Jacob (Yanki) Margalit, our Chairman of the Board of Directors, and Dany Margalit, a director of our company, holding, in the aggregate, 19.97% of the outstanding Aladdin Shares as of the date of this Proxy Statement have each executed a Voting Agreement in favor of the Purchaser. Under the Voting Agreements, each of those shareholders has agreed, among other things, to vote all of the Aladdin Shares owned by him (i) in favor of approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that would result in a breach of any covenant, representation or warranty or any other obligation

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or agreement of ours under the Merger Agreement or that could result in any of the conditions to our obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of our company. Each of those shareholders also granted irrevocable proxies to the Purchaser granting the Purchaser the right to vote such shares as specified in clauses (i), (ii) and (iii) above.

          Jacob (Yanki) Margalit and Dany Margalit have entered into the Voting Agreements only in their capacities as shareholders of Aladdin. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement and (ii) the effective time of the Merger.

Certain Additional Agreements – Limited Guarantees

          On January 11, 2009, the Investors, severally and not jointly, unconditionally and irrevocably guaranteed to us, subject to certain conditions and limitations, a portion of Purchaser’s payment obligations under the Merger Agreement with respect to the Purchaser Termination Fee, in each case subject to a cap of the Investor’s pro rata portion of the Purchaser Termination Fee plus certain expenses. The maximum aggregate amount payable by the Investors under the Limited Guarantees is $10,000,000 plus certain expenses. In addition, certain Investors have agreed to collectively backstop all of the obligations of the other Investors to the extent we are unable to enforce the Limited Guarantees against any such Investor.

Amendment and Waiver of the Merger Agreement

          The Merger Agreement may be amended, modified or supplemented, whether before or after any vote of our shareholders, by written agreement of the parties to the Merger Agreement, at any time prior to the effective time of the Merger, so long as:

•	after shareholder approval of the Merger Agreement has been obtained, no amendment that requires further shareholder approval under applicable law will be made without such required further approval; and

•	such amendment has been duly authorized by Purchaser, Merger Sub and Aladdin and duly approved by their respective boards of directors.

          At any time prior to the effective time of the Merger and unless prohibited by applicable laws, Purchaser and Merger Sub, on the one hand, and Aladdin, on the other hand, may in a written instrument waive compliance with any of the conditions for the benefit of such party contained in the Merger Agreement.

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MARKET PRICE INFORMATION

          Aladdin Shares are listed for trading on the NASDAQ Global Market and Tel Aviv Stock Exchange under the symbol “ALDN.” The following tables set forth the high and low closing market prices for Aladdin Shares on the NASDAQ Global Market for the periods indicated:

	Price (in $US)

	High	Low

Year Ended December 31, 2004:	32.12	8.73
Year Ended December 31, 2005:	25.40	15.95
Year Ended December 31, 2006:	23.57	13.72
Year Ended December 31, 2007:	26.57	16.83
Year Ended December 31, 2008:	26.02	6.16

Year Ended December 31, 2007:
First Quarter	19.53	16.83
Second Quarter	22.78	16.89
Third Quarter	23.29	20.63
Fourth Quarter	26.57	22.40

Year Ended December 31, 2008:
First Quarter	26.02	17.98
Second Quarter	21.87	12.99
Third Quarter	13.80	8.46
Fourth Quarter	13.00	6.16

Most Recent Six Months:
July 2008	13.26	8.46
August 2008	12.78	8.98
September 2008	13.80	12.65
October 2008	13.00	8.86
November 2008	11.18	7.26
December 2008	7.36	6.16

          On January 9, 2009, the last full trading day prior to the public announcement of the Merger, the closing price for the Aladdin Shares was US $9.60 per share. On January 5, 2009 the last trading day prior to our announcement that we were continuing discussion with Vector regarding a possible strategic transaction, the closing price for the Aladdin Shares was US $7.02 per share. On January 26, 2009, the most recent practicable date, the closing price for the Aladdin Shares on the NASDAQ Global Market was US $10.99 per share and the closing price for the Aladdin Shares on the Tel Aviv Stock Exchange was NIS 43.91 per share.

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          The following tables set forth the high and low closing market prices for Aladdin Shares on the Tel Aviv Stock Exchange for the periods indicated:

	Price (in NIS)

	High	Low

Year Ended December 31, 2004 (since July 28, 2004):	137.80	69.47
Year Ended December 31, 2005:	112.40	73.88
Year Ended December 31, 2006:	108.30	60.83
Year Ended December 31, 2007:	104.50	70.60
Year Ended December 31, 2008:	102.90	22.00

Year Ended December 31, 2007:
First Quarter	82.15	70.60
Second Quarter	91.78	70.78
Third Quarter	97.94	85.01
Fourth Quarter	104.50	89.96

Year Ended December 31, 2008:
First Quarter	102.90	63.18
Second Quarter	77.04	44.01
Third Quarter	53.00	27.48
Fourth Quarter	44.38	22.00

Most Recent Six Months:
July 2008	35.11	27.48
August 2008	45.73	30.91
September 2008	53.00	44.00
October 2008	44.38	33.43
November 2008	42.92	27.23
December 2008	28.97	22.00

          As of December 31, 2008, the exchange rate of the NIS to the U.S. dollar was $1 = NIS 3.8020.

          SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ALADDIN SHARES.

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BENEFICIAL OWNERSHIP OF ALADDIN SHARES

Major Shareholders

          The following table sets forth certain information as of January 26, 2009 concerning the persons or entities known to us to own beneficially, unless otherwise indicated, more than 5% of the outstanding Aladdin Shares. The information presented in this table is based on 13,936,721 Ordinary Shares outstanding as of January 11, 2009. None of the holders of the Aladdin Shares listed in this table have voting rights different from other holders of Aladdin Shares.

	Number of Shares
	Beneficially	Percentage
Name and Address of Beneficial Owner	Owned	Ownership

Alexander R. Slusky(1)	4,750,208	34.1%
Jasmine Holdco LLC(1)	4,750,208	34.1%
Magic Lamp Corp.(1)	2,782,744	20.0%
Jasmine Merger Corp. Ltd.(1)	2,782,744	20.0%
Vector Capital IV, L.P.(1)	2,375,104	17.0%
Vector Capital Partners IV, L.L.C.(1)	2,375,104	17.0%
Vector Capital Partners III, L.L.C.(1)	2,375,104	17.0%
Vector Capital III, L.P.(1)	2,280,100	16.4%
Juniper Trading Services, Inc.(2)	2,104,700	15.1%
Jacob (Yanki) Margalit(3)	1,858,549	13.3%
Manning & Napier Advisors Inc.(4)	1,385,263	9.9%
Dany Margalit (5)	924,195	6.6%
BlackRock, Inc.(6)	877,373	6.3%
Renaissance Technologies, L.L.C.(7)	790,500	5.7%
Discovery Group I, LLC(8)	740,587	5.3%

(1)          Based on a Schedule 13D/A filed on January 13, 2009. The beneficial ownership of Mr. Slusky represents the aggregate beneficial ownership of Jasmine Holdco LLC of 1,967,464 ordinary shares and of Magic Lamp Corp., a wholly-owned subsidiary of Jasmine Holdco LLC, and Jasmine Merger Corp. Ltd., a wholly-owned subsidiary of Magic Lamp Corp., and of 2,782,744 ordinary shares (reported beneficial ownership with respect to such 2,782,744 ordinary shares which arises pursuant to the Voting Agreements by and between Jacob (Yanki) Margalit and Dany Margalit and Magic Lamp Corp. and Jasmine Merger Corp. Ltd.). Vector Capital IV, L.P. was allocated 50% of the interest in the shares beneficially owned by Jasmine Holdco LLC (including the ordinary shares subject to the Voting Agreements), Vector Capital III, L.P. was allocated 48% of the interest in the shares beneficially owned by Jasmine Holdco LLC (including the ordinary shares subject to the Voting Agreements) and Vector Entrepreneur Fund III, L.P. was allocated 2% of the interest in the shares beneficially owned by Jasmine Holdco LLC (including the ordinary shares subject to the Voting Agreements). Vector Capital Partners IV, L.L.C. is the general partner of Vector Capital IV, L.P. and Vector Capital Partners III, L.L.C. is the general partner of Vector Capital III, L.P. and Vector Entrepreneur Fund III, L.P. (collectively, the foregoing entities are referred to herein as the “Vector Group”). The principal business address of the Vector Group is 456 Montgomery Street, 19 th Floor, San Francisco, California, 94101. The Vector Group disclaims beneficial ownership of the ordinary shares beneficially owned by Jacob (Yanki) Margalit and Dany Margalit.

(2)          Based on a Schedule 13D filed on September 29, 2000. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.

(3)          Based on a Schedule 13G/A filed on February 14, 2008.

(4)          Based on a Schedule 13F filed on October 10, 2008. Manning & Napier Advisors Inc. is located at 290 Woodcliff Drive, Fairport, NY 14450.

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(5)          Based on a Schedule 13G/A filed on February 14, 2008.

(6)          Based on Schedules 13F filed on October 30, 2008 by BlackRock Inc., BlackRock Advisors LLC and BlackRock Japan Co. Ltd. The beneficial ownership indicated above represents the beneficial ownership of BlackRock Inc. on behalf of the following investment advisory subsidiaries of BlackRock, Inc.: BlackRock Advisors LLC and BlackRock Japan Co. Ltd. BlackRock, Inc. is located at 40 East 52nd Street, New York, NY 10022.

(7)          Based on a Schedule 13F filed on November 14, 2008. Renaissance Technologies L.L.C. is located at 800 Third Avenue, New York, NY 10022.

(8)          Based on a Schedule 13G filed on January 12, 2009. Daniel J. Donoghue and Michael R. Murphy are managing members of Discovery Group I, LLC and disclaim beneficial ownership of these shares. Discovery Group I, LLC is located at 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

Directors and Senior Managers

          The following table sets forth, as of January 23, 2009, the number of ordinary shares beneficially owned by (i) each of our directors and officers and (ii) our directors and officers as a group. The information in this table is based on 13,936,721 ordinary shares outstanding as of January 11, 2009. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, January 26, 2009. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Number of Shares
	Beneficially	Percentage of
Name of Beneficial Owner	Owned	Ownership

Jacob (Yanki) Margalit, Chairman of the Board and Chief Executive Officer(1)	1,858,549	13.3%
Aviram Shemer, Chief Financial Officer	-	*
Elinor Nissensohn, Vice President, Global Sales and Marketing	-	*
David Assia, Director	-	*
Menahem Gutterman, Director	-	*
Orna Berry, Director	-	*
Dany Margalit, Director(2)	924,195	6.6%
All directors and executive officers as a group (7 persons)(3)	2,932,969	20.6%

* Less than 1% of the outstanding ordinary shares

(1)          Based on a Schedule 13G/A filed on February 14, 2008.

(2)          Based on a Schedule 13G/A filed on February 14, 2008.

(3)          Consists of 2,617,744 Aladdin Shares and options to purchase 315,225 Aladdin Shares.

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WHERE YOU CAN FIND MORE INFORMATION

          We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

          The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Aladdin and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 27, 2008; and

•	Reports of Foreign Issuer on Form 6-K submitted following March 27, 2008.

          Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Aladdin Shares.

          YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JANUARY 27, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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OTHER MATTERS

          Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

JACOB (YANKI) MARGALIT
Chairman of the Board of Directors

Petach Tikva, Israel
January 27, 2009

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Exhibit 99.1(a)

AGREEMENT AND PLAN OF MERGER

Among

MAGIC LAMP CORP.,

JASMINE MERGER CORP LTD

and

ALADDIN KNOWLEDGE SYSTEMS LTD.

Dated as of January 11, 2009

7.12.	Indemnification; Directors’ and Officers’ Insurance	47
7.13.	Merger Sub Obligations	49
7.14.	Employee Benefits	49
7.15.	Shareholder Litigation	50
7.16.	Cash and Working Capital Statement	50
7.17.	Non-Solicitation; Stand-Still	50
7.18.	Deposit of Parent Shares in Escrow	51
7.19.	Financing	51

ARTICLE VIII Conditions		53

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	53
8.2.	Conditions to Obligations of Parent and Merger Sub	53
8.3.	Conditions to Obligation of the Company	55

ARTICLE IX Termination		56

9.1.	Termination by Mutual Consent	56
9.2.	Termination by Either Parent or the Company	56
9.3.	Termination by the Company	56
9.4.	Termination by Parent	57
9.5.	Effect of Termination and Abandonment	58

ARTICLE X Miscellaneous and General		60

10.1.	Survival	60
10.2.	Modification or Amendment	61
10.3.	Waiver of Conditions	61
10.4.	Counterparts	61
10.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	61
10.6.	Notices	62
10.7.	Entire Agreement	64
10.8.	No Third Party Beneficiaries	64
10.9.	Obligations of Parent and of the Company	65
10.10.	Transfer Taxes	65
10.11.	Severability	65
10.12.	Interpretation; Construction; Certain Definitions	65
10.13.	Assignment	69

Annex A Voting Agreement Signatories		A-1

Annex B Defined Terms		B-1

Exhibit A Form of Voting Agreement

Exhibit B Key Employees

Exhibit C Form of Non-Israeli Resident Representation

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Exhibit D Investors

Exhibit E Merger Proposal

Exhibit F Escrow Agreement

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of January 11, 2009, among Aladdin Knowledge Systems Ltd., an Israeli company (the “Company”), Magic Lamp Corp., a Delaware corporation (“Parent”), and Jasmine Merger Corp Ltd, an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of the Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), Parent, Merger Sub and the Company intend to effect the merger of Merger Sub with and into the Company, pursuant to which Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “ Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement, in each case in accordance with the provisions of the Israeli Companies Law;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, the directors, executive officers and certain holders of Shares set forth on Annex I have entered into a Voting Agreement with Parent in the form attached hereto as Exhibit A (the “Voting Agreements”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, those employees of the Company set forth on Exhibit B (the “Key Employees”) have entered into “at-will” employment agreements with the Company, to be effective at the Effective Time (the “Employment Agreements”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

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ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Israeli Companies Law, Merger Sub shall be merged with and into the Company in accordance with Section 323 of the Israeli Companies Law, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger in accordance with the Israeli Companies Law. The Surviving Corporation shall become a wholly owned subsidiary of Parent at the Effective Time.

1.2.	Closing.

Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Herzog, Fox & Neeman, 4 Weizmann Street, Tel Aviv, Israel, at a time and date to be designated by the parties (the “Closing Date”) which shall be no later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time, date and location as the parties hereto shall mutually agree. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Israel Time) other than a Friday, Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York or in the State of Israel.

1.3.	Effective Time.

As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice informing the Companies Registrar of such fact and the proposed date of the Closing and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Merger Certificate”) after notice that the Closing has occurred. The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger

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Certificate in accordance with Section 323(5) of the Israeli Companies Law (the “Effective Time”).

ARTICLE II

Articles of Association of the Surviving Corporation

2.1.	The Articles of Association.

The parties hereto shall take all actions necessary so that Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable law, subject to Section 7.12(d).

ARTICLE III

Officers and Directors
of the Surviving Corporation

3.1.	Directors.

The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter.

3.2.	Officers.

The parties hereto shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent not later than ten (10) days prior to the Closing Date shall be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter.

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ARTICLE IV

Effect of the Merger on Share Capital;
Exchange of Certificates

4.1.	Effect on Share Capital.

At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any share capital of the Company:

(a)	Conversion of Company Shares; Merger Consideration.

Each Ordinary Share, par value NIS 0.01 per share, of the Company (a “Share” or collectively, the “ Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and Shares that are owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “ Excluded Shares”), shall be automatically converted into the right to receive (a) $11.50 in cash, without interest (the “Per Share Consideration”) payable to the holder thereof and (b) an amount in cash equal to the Cash Adjustment Per Share Payment (the Per Share Consideration and the Cash Adjustment Per Share Payment being referred to herein collectively as the “Merger Consideration”). Following the Effective Time, each certificate (a “Certificate”) representing any of such Shares (other than Excluded Shares) and non-certificated Shares (other than Excluded Shares) represented by book entry (a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration.

(b)	Excluded Shares.

Each Excluded Share shall remain outstanding and no Merger Consideration shall be delivered with respect thereto.

(c)	Merger Sub.

At the Effective Time, each Ordinary Share, par value NIS 0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one Ordinary Share, par value NIS 0.01 per share, of the Surviving Corporation. The certificate of Merger Sub evidencing ownership of any such share immediately prior to the Effective Time shall evidence ownership of such number of issued and outstanding shares of the Surviving Corporation as of the Effective Time.

4.2.	Payment Procedures.

(a) Prior to the Closing Date, Parent shall appoint a bank or trust company approved by the Company (which approval shall not be unreasonably

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withheld) that maintains offices in Israel and the United States to act as paying agent (the “Paying Agent”) for the exchange of the Merger Consideration following the Effective Time upon surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) or Book-Entry Shares. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Shares, cash in U.S. dollars sufficient to pay the Merger Consideration (the “Payment Fund”). The Paying Agent shall invest the Payment Fund as directed by Parent, provided that such investments shall be in obligations of or guaranteed by the United States of America. Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. In the event any such investment results in any reduction to the Payment Fund in a manner that results in the Paying Agent being unable to pay the Merger Consideration, Parent shall promptly make available to the Paying Agent cash in an amount equal to such reduction.

(b) As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each person who was, as of immediately prior to the Effective Time, a holder of record of Certificates or Book-Entry Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent) and (ii) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for the Merger Consideration. Upon (x) surrender to the Paying Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions or (y) compliance with the reasonable procedures established by the Paying Agent for delivery of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, in cash, the aggregate Per Share Merger Consideration in respect thereof, and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. Except as contemplated in this Agreement, the Payment Fund shall not be used for any other purpose.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share is registered or whose name appears on the records of a registration company (Chevra Le’Rishumim), it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in a proper form for transfer or such Book-Entry Share or registration shall be properly transferred and (ii) the person requesting such payment shall pay any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Certificate or Book-Entry Share or establish, to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

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(d)	Transfers.

From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e)	Termination of Payment Fund.

Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by shareholders of the Company for twelve (12) months after the Effective Time shall be promptly delivered to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Merger Consideration without any interest thereon only as a general creditor thereof with respect thereto, upon the due surrender of such Shares in the manner set forth in Section 4.2(c). Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event that this Agreement is terminated for any reason and any cash has been transmitted to the Paying Agent, such cash shall promptly be returned to the Parent.

(f)	Lost, Stolen or Destroyed Certificates.

In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(g)	Withholding Rights.

Each of Parent and the Surviving Corporation and any person acting on their behalf, including, without limitation, the Paying Agent, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares and with respect to payments made pursuant to Section 4.4 such amounts as are required to deduct and withhold with respect to the making of any payment pursuant to this Agreement under the Internal Revenue Code of 1986, as amended and by rules and regulations promulgated thereunder (the “Code”), the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), or any other applicable state, local, Israeli or foreign tax law, provided, however, that (i) no withholding under the Ordinance or any other provision of Israeli law shall be made with respect to any holder of Shares (other than amount considered as compensation paid to persons subject to Israeli income tax) that delivers a representation that it is not an Israeli resident in the

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form of Exhibit C, and (ii) in the event any holder of record of Shares provides the Paying Agent, Parent or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Entity regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration in a form reasonably satisfactory to Parent, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the Merger Consideration payable to such holder of record of Shares shall be made only in accordance with the provisions of such approval or ruling. For the avoidance of doubt, the parties acknowledge that based on current law it is their expectation that no withholding under the Code shall be made with respect to any holder of Shares (other than amounts considered as compensation paid to persons subject to U.S. federal, state or local income tax) that deliver to the Paying Agent a duly completed Form W-9 or Form W-8BEN. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (x) shall be remitted by Parent or, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (y) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

4.3.	Adjustments.

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Consideration and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Per Share Consideration or other dependent item.

4.4.	Treatment of Stock Plans and Options.

All options to purchase Shares issued under the Company’s 2000 Share Option Plan, 2001 Share Option Plan, 2002 Israeli Share Option Plan and the Worldwide 2003 Share Option Plan, whether or not then vested or exercisable, and whether or not performance-based, which are outstanding at the Effective Time (each a “Company Option”), shall not be assumed by the Surviving Corporation or Parent, but shall instead be, without any action on the part of the Company or the holder, deemed terminated as of the Effective Time and converted into the right to receive (subject to the terms and conditions of such Company Option, and only at such time, if any, as the Company Option to purchase such Share would have vested in accordance with its terms) with respect to each Share that would have been issuable upon exercise of such Company Option (the “Option Share”), (a) the amount, if any, by which the Per Share Consideration exceeds the exercise or

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“strike” price per share of the Company Option pursuant to which such Option Share is issuable, and (b) the Cash Adjustment Per Share Payment (collectively, clauses (a) and (b) a “Closing Option Payment”); provided, however, that if the exercise or “strike” price per share of the Company Option pursuant to which such Option Share is issuable is equal to or greater than the Per Share Consideration, such Company Option shall be cancelled without any consideration therefor. Prior to the Effective Time, the Company shall take all actions that are necessary to give effect to the transactions contemplated by this Section 4.4, including (i) taking such corporate action to provide for the payments contemplated by this Section 4.4 and (ii) providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein. Payments for any vested Company Options shall be made immediately after the Effective Time with respect to the Closing Option Payments. Payments for any unvested Company Options shall be made in accordance with the original vesting schedule of each such Company Option and shall be subject to the other terms of the grant agreements related to such Company Options.

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company.

Except as set forth in the Company Reports (but only to the extent (x) such disclosure does not constitute a “risk factor” and/or a “forward-looking” statement and (y) the applicability of such disclosure to a section or subsection of this Agreement is reasonably apparent based on the substance of the disclosure) or the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)	Organization, Good Standing and Power.

The Company is a company duly incorporated, validly existing under the laws of the State of Israel and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing, to the extent that such status is recognized in such jurisdictions,  in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available or delivered to Parent true and complete copies of the Company’s and its Subsidiaries’ memorandum and articles of association

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or comparable charter documents of the Company, each as amended to date as currently in effect.

(b)	Authorization; Enforcement.

(i) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and the Company has taken all corporate action (subject only to the approval of this Agreement and the Merger by the Requisite Company Vote (as hereinafter defined)) necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to the provisions of Section 320(c) of the Israeli Companies Law, the affirmative vote of at least a majority of the voting Shares present and voting (not including abstainees) at the shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”) is required to approve the Merger. The quorum required for the shareholders’ meeting is shareholders holding collectively at least one-third of the issued share capital of the Company (present in person or proxy). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The board of directors of the Company (the “Board of Directors”) has (A) determined that this Agreement and the transactions contemplated hereby, including, without limitation, the Merger are in the best interests of the Company and its shareholders, approved this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Board Recommendation”), and directed that this Agreement be submitted to the holders of Shares for their approval, (B) made all other affirmative determinations required to be made by it in connection with this Agreement and the Merger under the Israeli Companies Law, and (C) resolved (subject to Section 7.2(d)) to recommend approval and adoption of this Agreement by the Shareholders.

(c)	Capitalization.

(i) The authorized share capital of the Company as of the date hereof is NIS 200,000 divided into 20,000,000 Ordinary Shares, par value NIS 0.01 each, of which 13,933,721 Ordinary Shares are issued and outstanding and an additional 928,627 Ordinary Shares are held by the Company as treasury shares. All of the outstanding Ordinary Shares and any other outstanding security of the Company have been duly and validly authorized and validly issued, fully paid and nonassessable and were issued in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended (the

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“Securities Act”) and the Securities Law of 1968 and the regulations promulgated thereunder (the “Securities Law”), or pursuant to valid exemptions therefrom. Except for (i) options to purchase 1,415,288 Ordinary Shares granted by the Company to its employees, officers, directors and consultants (the “Company Issued Options”), and (ii) an additional 343,413 Ordinary Shares reserved by the Company for issuance upon exercise of options that may be granted to its employees, officers, directors and consultants in the future ( the “Company Non-Issued Options“) (the Company Issued Options and the Company Non-Issued Options, collectively, the “Option Pool Reserve”), there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments, undertakings or agreements of any character whatsoever relating to, or securities or rights convertible into, any share capital of the Company, or any other share related rights. The Company does not have any (i) outstanding debt securities convertible or exchangeable into Shares, (ii) contracts, commitments, understandings, agreements or arrangements under which the Company or any of its Subsidiaries is required to register the sale of any of their securities under the Securities Act or otherwise, (iii) outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings, agreements or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (iv) securities or instruments containing anti-dilution or similar provisions and (v) any stock appreciation rights or “phantom stock” plans or agreements, or any similar plan or agreement.

(ii) Except as set forth on Section 5.1(c)(ii) of the Company Disclosure Letter and as provided in Section 4.4, there are no options, warrants or other outstanding securities of the Company (including, without limitation, any equity securities issued pursuant to any Company Plan) the vesting of which will be accelerated by the transactions contemplated hereby.

(iii) Section 5.1(c)(iii) of the Company Disclosure Letter sets forth the amount payable pursuant to clause (a) of Section 4.4 to the holders of Company Options (whether vested or unvested).

(d) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene, conflict with or violate any provision of the Company’s Articles of Association (the “Company’s Articles”) or Memorandum of Association (the “Memorandum”), each as amended to date, or any Subsidiary’s comparable charter documents, (ii) conflict with, or constitute a default (or an event which, with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries’ respective properties or assets are bound or any license franchise, permit certificate, approval or

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other similar authorization affecting the assets or business of the Company or any of its Subsidiaries, (iii) require the consent, approval, authorization or order of any Governmental Entity on the part of the Company for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (except (A) pursuant to Section 1.3, (B) approval of the Israeli Commissioner of Restrictive Trade Practices pursuant to the Restrictive Trade Practices Act, 1988 (the “RTPA”), (C) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade & Industry (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger (the “Investment Center Approval”), (D) under the German Act against Restraints on Competition of 1958, as amended (Gesetz gegen Wettbewerbsbeschraenkungen or “GWB”), (E) obtaining the Options Tax Ruling (defined in Section 7.11(c)), and (F) other filings and recordation as required by Governmental Entities other than those in the United States or Israel), or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including, without limitation, Israeli federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (v) result in the creation of imposition of any lien, mortgage, charge, pledge, security interest, claim or any other encumbrance on any material asset of the Company or any of its Subsidiaries, except, other than in the case of clause (i), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(e) Commission Documents and Financial Statements; Internal Controls.

                     (i) The Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, for the three years preceding the date hereof, the Company has timely filed with or furnished to the Securities and Exchange Commission (the “Commission”) all reports, schedules, forms, statements and other documents (including all exhibits) required to be filed with or furnished to the Commission by it pursuant to the reporting requirements of the Exchange Act and after the date hereof, will file all reports, schedules, forms, statements, certifications and other documents (including all exhibits) required to be filed by it after the date hereof (collectively, all of the foregoing and all exhibits included therein and financial statement and schedules thereto, including filings incorporated by reference therein being referred to herein as the “ Company Reports”). At the times of their respective filings or submissions, the financial statements for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 included in the Company Reports, including the Reports on Form 6-K filed on April 21, 2008 (as amended by the Report on Form 6-K filed on April 25, 2008) and July 21, 2008 (as amended by the Report on Form 6-K filed on July 22, 2008) (collectively, the “Quarterly Form 6-Ks”) and on Form 20-F for the fiscal year ended December

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31, 2007 (the “Form 20-F” and together with the Quarterly Form 6-Ks, the “ Commission Documents”) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and all Company Reports filed after the date hereof will comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder. As of their respective dates, the consolidated financial statements of the Company included in the Commission Documents are or will be complete and correct in all material respects and complied or will comply with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such consolidated financial statements have been or will be prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis during the periods presented (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present or will present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) and are consistent with the books and records of the Company. For the three years preceding the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed with the Israeli Securities Authority pursuant to the reporting requirements of the Securities Law.

(ii) Section 5.1(e)(ii) of the Company Disclosure Letter sets forth for the quarterly period ended December 31, 2008 (i) the Company’s total revenue (calculated in accordance with GAAP plus the amount of the deferred revenue write-down related to the acquisition of the Secure SafeWord product line from Secure Computing Corporation and excluding revenue associated with the third party set forth on Section 5.1(o)(i)(A) of the Company Disclosure Letter) (the “Q4 Revenue”) and (ii) the Company’s revenue for the digital rights management division (including revenue of EutronSec relating to the digital rights management division) (the “Q4 DRM Revenue”).

(iii) Internal Controls. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

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The Company’s management has disclosed to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for Company’s auditors and audit committee of Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to Company’s auditors and audit committee and (ii) any material communication made by management or Company’s auditors to the audit committee required or contemplated by applicable listing standards or professional accounting standards. No material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from the Company’s employees regarding questionable accounting or auditing matters, have been received by the Company.

(f) Subsidiaries. Section 5.1(f) of the Company Disclosure Letter sets forth each Subsidiary of the Company, showing the jurisdiction of its incorporation or organization and where it is qualified to do business, and showing the percentage of the Company’s or another of the Company’s Subsidiaries’ ownership of the outstanding stock or other interests of such Subsidiary. All of the outstanding share capital of each Subsidiary has been duly authorized and validly issued, and is fully paid and nonassessable. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any Subsidiary for the purchase or acquisition of any share capital of any Subsidiary or any other securities convertible into, exchangeable for or evidencing the rights to subscribe for any share capital. Neither the Company nor any Subsidiary is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any share capital of any Subsidiary or any convertible securities, rights, warrants or options of the type described in the preceding sentence except as set forth in Section 5.1(f) of the Company Disclosure Letter. Neither the Company nor any Subsidiary is party to, nor has any knowledge of, any agreement restricting the voting or transfer of any share capital of any Subsidiary. Except for the Company’s Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, trust or other organization or entity.

(g) No Undisclosed Liabilities. Except as disclosed in Section 5.1(g) of the Company Disclosure Letter, since September 30, 2008, neither the Company nor any of its Subsidiaries has incurred any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses consistent with past practice, that are not,

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individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(h) Absence of Certain Developments. Except as disclosed in Section 5.1(h) of the Company Disclosure Letter, since September 30, 2008, (i) through the date hereof neither the Company nor any Subsidiary has taken any of the actions set forth in Section 7.1 and (ii) there has not been an event, development or circumstance which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) Indebtedness. Section 5.1(i) of the Company Disclosure Letter sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments of any kind or nature, except for (A) liabilities for borrowed money or amounts owed which do not exceed $500,000 individually or in the aggregate; (B) trade accounts payable incurred in the ordinary course of business and amounts that may be owed under warranty provisions; (C) guaranties and other contingent obligations in respect of liabilities for borrowed money of others which do not exceed $500,000 individually or in the aggregate; (D) the present value of any lease payments which do not exceed $500,000 individually or in the aggregate due under leases required to be capitalized in accordance with GAAP. For the purposes of this Agreement, “Indebtedness” shall mean, with respect to the Company and its Subsidiaries (a) any liabilities for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (b) obligations evidenced by notes, bonds, debentures or other similar instruments, (c) obligations under leases (contingent or otherwise, as obligor, guarantor or otherwise) required to be accounted for as capitalized leases pursuant to GAAP; (d) obligations for amount drawn under letters of credit or similar facilities or contingent reimbursement liabilities with respect to letters of credit or similar facilities, (e) any liability for deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise, other than accounts payable incurred in the ordinary course of business, (f) all guaranties and other contingent obligations in respect of liabilities for borrowed money of others and (g) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(j)	Title to Assets; Real Property.

            (i) Each of the Company and the Subsidiaries has good and valid title to all of personal property owned by the Company and the Subsidiaries, free and clear of any mortgages, pledges, charges, liens, security interests or other encumbrances, except (x) for those indicated in Section 5.1(j)(i) of the Company Disclosure Letter, (y) statutory liens for the payment of current taxes that are not yet delinquent and (z) immaterial encumbrances which do not interfere with the

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use for which the property is intended. The Company and the Subsidiaries are in compliance in all material respects with leases of the Company and the Subsidiaries for personal property and all such leases of the Company and each of its Subsidiaries are valid and subsisting and in full force and effect.

            (ii) Neither the Company nor any of the Subsidiaries owns any real property. The Company and the Subsidiaries have a good and valid leasehold interest in each parcel of real property leased by the Company or the Subsidiaries (the “Leased Real Property”), each of which is listed on Section 5.1(j)(ii) of the Company Disclosure Letter. (x) The Company and the Subsidiaries have the right to use and occupy the Leased Real Property for the full term of the lease or sublease relating thereto subject to the provisions of the respective lease agreements (pursuant to which the Company has no knowledge of any existing event or circumstance that could reasonably be expected to curtail such use or occupancy), (y) each lease or sublease relating to the Leased Real Property is valid, binding and enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application (regardless of whether such enforceability is considered in a proceeding in equity or at law)) and is in full force and effect with respect to the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties thereto, and the Company and the Subsidiaries have not received notice of any default (with or without notice or lapse of time, or both) with respect to any such lease or sublease, and (z) neither the Company nor any Subsidiary has assigned its interest under any such lease or sublease or sublet any part of the premises covered thereby. There are no pending or threatened condemnation proceedings with respect to the personal property owned by the Company and the Subsidiaries or the Leased Real Property

(k) Actions Pending. Section 5.1(k) of the Company Disclosure Letter lists each action, suit, arbitration, alternate dispute resolution proceeding or a claim or investigation known to the Company or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of its or their respective properties or assets. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of its or their respective properties or assets, which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. There are no outstanding material orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any Subsidiary or any officers or directors of the Company or any Subsidiary in their capacities as such.

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(l) Compliance with Law. The Company and its Subsidiaries are not in violation in any material respect of any federal, state or local governmental laws, rules, regulations and ordinances, including without limitation, the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any foreign equivalents, except as set forth in Section 5.1(l) of the Company Disclosure Letter or where failure to be so in compliance would not, either individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. The Company and each of its Subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by them.

(m) Taxes. Except as set forth in Section 5.1(m) of the Company Disclosure Letter, the Company and each of the Subsidiaries (i) has accurately prepared and timely filed all material Tax Returns required by law to be filed by it, the information contained in such Tax Returns and reports is true, complete and accurate in all material respects, (ii) has paid all material Taxes shown to be due and payable on such Tax Returns, except with respect to (a) matters that are being contested in good faith for which adequate reserves have been established and are reflected in the financial statements of the Company and the Subsidiaries filed with the Commission Documents, (b) all current Taxes and other charges to which the Company or any Subsidiary is subject and which are not currently due for which adequate reserves have been established in the financial statements of the Company and its Subsidiaries filed with the Commission Documents and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company and each of its Subsidiaries has withheld and paid over all Taxes due on payments to any employee, director or contractor. Neither the Company nor any of its Subsidiaries is currently a party to any pending examination, audit, action, administrative or judicial proceeding, proposed adjustment or assessed deficiency related to any Tax, governmental fee or charge of any kind whatsoever. With respect to Israel and to jurisdictions outside Israel, the Company and each of its Subsidiaries are in compliance with all terms and conditions of any Tax exemptions, Tax incentive, Tax holiday or other Tax reduction agreement, approval or order of any government, except where the failure to so comply would be material to the Company and its Subsidiaries taken as a whole. There are no Tax sharing agreements or similar agreements under which the Company or any of its Subsidiaries could be liable in any amount for the Taxes of any Person that is neither the Company nor any Company Subsidiary. The Company and its Subsidiaries are not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance. There are no liens for Taxes upon the assets of the Company or any of its Subsidiaries, except for statutory liens for current Taxes not yet due and payable. Neither Company nor any of its Subsidiaries have engaged in any transaction which requires its participation to be disclosed under Treasury Regulation Section 1.6011-4.

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(n)	Certain Fees.

(i) Except as set forth in Section 5.1(n)(i) of the Company Disclosure Letter, the Company has not employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders’ structuring fees, financial advisory fees or other similar fees in connection with this Agreement. The Company has furnished or made available to Parent and Merger Sub a complete and correct copy of all agreements between the Company and any broker, finder or investment banker pursuant to which such firms would be entitled to any payment in connection with this Agreement.

(ii) Section 5.1(n)(ii) of the Company Disclosure Letter sets forth the Transaction Expenses paid through the date hereof by the Company (both before and after September 30, 2008) and the Company’s current reasonable estimate of such Transaction Expenses from the date hereof through the Closing Date.

(o)	Intellectual Property.

(i) The Company owns or has a valid right to use all Intellectual Property used in its business as presently conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since September 30, 2008, the Company has not made any loans, advances or capital contributions to or investments in, acquired any or all of the stock or assets of, or hired any employees of, the third party set forth on Section 5.1(o)(i)(A) of the Company Disclosure Letter. Section 5.1(o)(i)(B) of the Company Disclosure Letter sets forth all (x) Intellectual Property owned by the Company that is registered (collectively, the “Scheduled Intellectual Property”) indicating for each Scheduled Intellectual Property item the registration or application number, current status and the applicable filing jurisdiction (y) Intellectual Property Contracts (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company). Except as set forth in Section 5.1(o)(i)(B) of the Company Disclosure Letter, the Company has exclusive ownership of all Intellectual Property owned by it, free and clear of all liens, exclusive licenses and non-exclusive licenses other than non-exclusive licenses granted in connection with the sale of Products in the ordinary course of business. The Intellectual Property owned by the Company is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or any of its Subsidiaries’ use thereof or its rights thereto. Neither the Company nor any of its Subsidiaries have knowledge of any infringement, misappropriation or other violation by any Person of any material Intellectual Property owned by the Company or its Subsidiaries. To the Company’s knowledge, the Company has not infringed or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement, and, except as set forth in Section 5.1(o)(i)(B) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notice or claim challenging the Company’s or any Subsidiary’s ownership

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of any of the Intellectual Property owned by the Company or any Subsidiary or claiming that the Company or any of its Subsidiaries infringes or misappropriates the Intellectual Property of any third party (it is being understood that the representation included in this sentence is the only representation of the Company regarding infringement of Intellectual Property of third parties and nothing else herein shall be construed as a representation regarding infringement or violation of Intellectual Property of any third party). Except as set forth in Section 5.1(o)(i)(B) of the Company Disclosure Letter, to the Company’s knowledge, the Company does not need to acquire any material Intellectual Property of any kind in order to conduct its business as currently conducted. Except as may be required by applicable laws or as otherwise disclosed in Section 5.1(o)(i)(B) of the Company Disclosure Letter, there are no material restrictions on the Company’s or any of its Subsidiaries’ ability to manufacture, import, market, offer for sale, sell, license, lease, transfer, use, reproduce, distribute, modify, disclose or otherwise exploit any Products or any Intellectual Property owed by the them.

(ii) The Company has taken reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company, and to the Company’s knowledge, no material Trade Secrets have been used, disclosed to or discovered by any Person except pursuant to valid and appropriate nondisclosure and/or license agreements which have not been breached. To the Company’s knowledge, none of the Company’s current employees or subcontractors has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company in the furtherance of its business, which patents or applications have not been assigned to the Company.

(iii) Except pursuant to the escrow agreements listed in Section 5.1(o)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has provided or disclosed the Source Code of the Products to any Person other than their respective current and former employees, consultants and contractors. Neither the Company nor any of its Subsidiaries has taken any action that would cause, or has failed to take any action, the failure of which would cause, any Source Code owned by the Company to be released from an escrow or otherwise made available or disclosed to any Person or entity other than the Company’s or any of its Subsidiaries’ escrow providers which are a party to the escrow agreements listed in Section 5.1(o)(iii) of the Company Disclosure Letter.

(iv) The Company is not bound by any Contract providing that consummation of the transactions contemplated by this Agreement will result in (i) the grant of any license under, or the creation of any lien on, any Intellectual Property that is owned by or licensed to the Company, the Parent or any of their Affiliates (as such term is defined in Rule 405 under the Securities Act, an “Affiliate”), (ii) Parent or any of its Affiliates (without taking into account the identity or corporate form of Parent or any of its Affiliates), or the Company or any Subsidiary being bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on the operation or scope of its business, which such party was not bound by or subject to prior to the

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Closing, or (iii) Parent or any of its Affiliates (without taking into account the identity or corporate form of Parent or any of its Affiliates), or the Company or any Subsidiary, being obligated to (A) pay any royalties, honoraria, fees or other payments to any Person in excess of those payable by such party prior to the Closing, or (B) provide or offer any discounts or other reduced payment obligations to any Person in excess of those provided to such Person prior to the Closing.

(v) No use, development, incorporation or distribution of Public Software, or any other use of or activities with respect to Public Software by the Company, or any of it Subsidiaries, (A) requires the licensing, disclosure or distribution of any source code (other than source code that is a part of such Public Software) or Intellectual Property owned by the Company or its Subsidiaries to any other Person, (B) prohibits or limits the receipt of consideration in connection with licensing, sublicensing or distributing any other Products, or (C) except as specifically permitted by Law, allows any Person to decompile, disassemble or otherwise reverse-engineer any Products or other software owned by the Company or any Subsidiary.

(p) Environmental Compliance. The Company and each of its Subsidiaries have obtained all approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all Governmental Entities, or from any other Person, that are required under any Environmental Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. “Environmental Laws” shall mean all applicable laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature. Except as set forth in Section 5.1(p) of the Company Disclosure Letter, the Company has all necessary governmental approvals required under all Environmental Laws and used in its business or in the business of any of its Subsidiaries, except for such instances as would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries are also in compliance with all other limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed under all Environmental Laws. Except for such instances as would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its Subsidiaries that violate or would be reasonably likely to violate any Environmental Law after the Effective Date or that would be reasonably likely to give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding,

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hearing, study or investigation (i) under any Environmental Law or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including, without limitation, underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.

(q) Material Agreements. Section 5.1(q) of the Company Disclosure Letter contains a true and complete list of each contract, instrument, agreement, commitment, obligation, plan or arrangement (“Contract”): (i) filed or required to be filed with the Commission Documents; (ii) constituting an Intellectual Property Contract, or granting most favored pricing or other most-favored terms, or rights of refusal, rights of first negotiation or similar rights and/or terms to any Person or entity, or otherwise limiting the right of any of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any products or services, in each case, in any respect material to the business of the Company and its Subsidiaries, taken as a whole; (iii) including obligations of the Company or its Subsidiaries which exceeds $500,000 per year, other than trade accounts payable incurred in the ordinary course of business and obligations under warranty provisions; (iv) with customers which sales to constitute more than 1% of the revenues of the Company for 2008; (v) limit the right of the Company or its Subsidiaries (1) to engage or compete in any line of business or (2) to compete with any person or operate in any geographic area, in the case of each of (1) and (2), in any respect material to the business of the Company and its Subsidiaries, taken as a whole; (vi) including indemnification or guaranty of obligations of the Company or its Subsidiaries, other than any Contract of indemnification or guarantee of obligations entered into in the ordinary course of business; (vii) involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person following the date hereof (other than acquisitions or dispositions of assets in the ordinary course of business, including acquisitions and dispositions of inventory); (viii) relating to any joint venture, joint development, partnership or similar arrangement that has involved, or is reasonably expected to involve, a sharing of revenues, profits, expenses or losses with any other party that is material to the business of the Company and its Subsidiaries, taken as a whole; and (ix) any litigation settlement Contract under which the Company or any of its Subsidiaries has ongoing obligations (collectively, the “Material Agreements”). Except as set forth in Section 5.1(q) of the Company Disclosure Letter, (x) the Company and each of its Subsidiaries have performed all material obligations required to be performed by them to date under the Material Agreements, (y) neither the Company nor any of its Subsidiaries has received any notice of default under any Material Agreement, and (z) neither the Company nor any of its Subsidiaries is in breach or violation of, or in default under, any Material Agreement nor, to the Company’s knowledge, are the contracting parties to such Material Agreements in breach or violation of, or default under, such Material Agreement. Each Material Agreement is valid, binding and enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or

23

by other equitable principles of general application (regardless of whether such enforceability is considered in a proceeding in equity or at law)) and is in full force and effect with respect to the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties thereto

(r) Transactions with Affiliates. Except as set forth in the Commission Documents or in Section 5.1(r) of the Company Disclosure Letter, there are no loans, leases, Contracts or other continuing transactions between (a) the Company, any Subsidiary or any of their respective customers or suppliers on the one hand and (b) on the other hand, (x) any officer, director or employee of the Company, or any of its Subsidiaries, or any member of the immediate family of such officer, director or employee or any corporation or other entity controlled by such officer, director or employee, or a member of the immediate family of such officer, director or employee or (y) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company which, in each case, is required to be disclosed in the Commission Documents or subject to the provisions requiring disclosure to the Board of Directors or special approval under the Israeli Companies Law, 1999.

(s) Employees. Neither the Company nor any Subsidiary has any collective bargaining arrangements or agreements covering any of its employees and there are no labor unions or other organizations representing any employee of the Company or any Subsidiary. Since December 31, 2007, no officer or Key Employee of the Company or any Subsidiary has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any Subsidiary.

(t) Labor Relations. In the three (3) years prior to the date hereof there has not been, and there is not now pending or, to the knowledge of the Company, threatened, (i) any unfair labor practice charge against the Company or any of its Subsidiaries and (ii) any strike, labor dispute, slowdown or stoppage with respect to the employees of the Company or any of its Subsidiaries.

(u) Israeli Employees. Solely with respect to Company employees who reside or work in Israel or whose employment is otherwise subject to Israeli Law (“Israeli Employees”) and except as set forth in Section 5.1(u) of the Company Disclosure Letter, (i) the Company is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees; (ii) the Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees nor is it a member of any employer organization and no claim or request has been made against the Company by any such organization; (iii) the Company is not subject to, and no Israeli Employee of the Company benefits from, any extension order (tzavei harchava) except for extension orders applicable to all employees in the industry in which the Company operates; (iv) all of the Israeli Employees are “at will” employees subject to

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the termination notice provisions included in the respective employment agreements or applicable law, and all contracts between the Company and any of its Israeli Employees or directors can be terminated by the Company by not more than sixty (60) days notice without giving rise to a claim for damages or compensation (except for statutory payments); (v) all amounts that the Company is legally or contractually required to pay to Employees and/or to Governmental Entities (whether under (vii) below or otherwise) are fully funded or accrued on the Financial Statements as of the date of such Financial Statements, (vi) there is no pending or, to the knowledge of the Company, threatened claim by a current or former Israeli Employee for compensation due to termination of employment (beyond the statutory payments to which employees are entitled) or any other claims with respect to employment relationship; (vii) all amounts that the Company is legally or contractually required to either (A) deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, or (B) withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and/or Israeli National Insurance Law or otherwise, in either case, have been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice); (viii) the Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including but not limited to the Israeli Prior Notice to the Employee Law 2002, the Israeli Notice to Employee (Terms of Employment) Law 2002, the Israeli Prevention of Sexual Harassment Law 1998, the Israeli Employment by Human Resource Contractors Law 1996, the Hours of Work and Rest Law 1951 and the Annual Leave Law 1951; (ix) as of the date hereof, the Company has not engaged any Israeli Employees whose employment would require special licenses or permits, and (x) there are no unwritten Company policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by law or contract. The Company has previously made available to Parent the employment agreement with each Key Employee and the forms of agreements with Israeli Employees, and no agreements with Israeli Employees (except Key Employees) deviate from such forms in a way that is material to the Company and its Subsidiaries taken as a whole.

(v)	Employee Benefit Plans.

(i) Section 5.1(v)(i) of the Company Disclosure Letter contains a true and complete list of each employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all deferred compensation, stock option, stock purchase, bonus, medical, welfare, disability, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed

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to or required to be contributed to by the Company or any Subsidiary for the benefit of any employee, terminated employee, leased employee or former leased employee, director, officer, shareholder or independent contractor of the Company or any Subsidiary (the “Employee Benefit Plans”). Neither the Company nor any Subsidiary has any liability with respect to any plan, arrangement or practice of the type described in this Section 5.1(v) other than the Employee Benefit Plans set forth in Section 5.1(v) of the Company Disclosure Letter.

(ii) True and accurate copies of each Employee Benefit Plan, together with all current trust agreements, the most recent annual reports on Form 5500, the most recent financial statements, the most recent IRS favorable determination letters, all current summary plan descriptions and summaries of material modifications for such plans have been furnished to Parent.

(iii) Neither the Company nor any Subsidiary participates currently or has ever participated in, and none of them is required currently or has ever been required to contribute to or otherwise participate in, (i) any “multiemployer plan,” as defined in Sections 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code, (ii) any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, (iii) “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or (iv) any plan, program or arrangement subject to Title IV of ERISA.

(iv) With respect to each Employee Benefit Plan, except as would not, individually or in the aggregate, be likely to result in a Company Material Adverse Effect: (A) each has been administered in compliance with its terms and with all applicable laws; (B) no actions, suits, claims or disputes, other than routine claims for benefits, are pending or, to the knowledge of Seller, threatened against any such plan, the trustee or fiduciary of any such plan, the Company or any Subsidiary or any assets of any such plan; (C) no audits, proceedings, claims or demands are pending with any Governmental Entity; (D) all reports, returns and similar documents required to be filed with any Governmental Entity or distributed to any such plan participant have been duly or timely filed or distributed; (E) no “prohibited transaction,” within the meaning of ERISA or the Code, or breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred; and (F) all required payments, premiums, contributions, reimbursements or accruals have been made or properly accrued on the most recent balance sheet filed with the Commission Documents.

(v) With respect to each Employee Benefit Plan of the Company intended to qualify under Code Section 401(a) or 403(a), (A) the Internal Revenue Service has issued a favorable determination letter, which has not been revoked, that any such plan is tax-qualified and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from federal income tax under Code Section 501(a); (B) nothing has occurred which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any penalty or tax liability.

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(vi) Except as set forth in Section 5.1(v)(vi) of the Company Disclosure Letter, neither the execution of this Agreement, shareholder adoption of this Agreement nor the consummation of the transaction contemplated hereby will (w) entitle any employees and/or former employees and/or independent contractors of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any Employee Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any Employee Benefit Plans or (z) result in payments under any Employee Benefit Plans which would not be deductible under applicable law.

(vii) No Employee Benefit Plan provides medical or dental benefits for any current or former employees of the Company or any Subsidiary or any of their respective predecessors after termination of employment other than the rights that may be provided by law.

(viii) Except as set forth in Section 5.1(v)(viii) of the Company Disclosure Letter, there are no leased employees or independent contractors within the meaning of Section 414(n) of the Code who perform services for the Company or any Subsidiary.

(w) Sarbanes-Oxley Act The Company is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder, that are effective and for which compliance by the Company is required as of the date hereof.

(x) Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such reasonably insurable risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries. All material insurance policies of the Company and its Subsidiaries (the“Policies”) are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any Policy. No notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any such Policy. With respect to each of the legal proceedings set forth in Section 5.1(k) of the Company Disclosure Letter, no carrier of any Policy has asserted any denial of coverage other than the issuance of customary reservation of rights letters issued by such carriers in connection with the filing of any claims.

(y) Grants. Section 5.1(y) of the Company Disclosure Letter provides a complete list as of the date hereof of all Grants (as defined below). The Company has

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made available to the Parent, prior to the date hereof, true and correct copies of all documents evidencing Grants submitted by the Company or any of its Subsidiaries and all letters of approval, and supplements thereto, granted to the Company or any of its Subsidiaries. The Company is in compliance in all material respects with the terms and conditions of all Grants and has fulfilled in all material respects all the undertakings required thereby. The Company has not received notice of the revocation or material modification of any of the Grants. The Company has not been informed in writing, or to the Company’s knowledge, orally, by the Investment Center that it has any intent to revoke or modify any of the Grants. “Grants” means any pending and outstanding grants, incentives, exemptions, tax reductions and subsidies from the Government of the State of Israel or any agency thereof, or from any foreign Governmental Entity, including, without limitation, grant of status of Approved Enterprise Status from the Investment Center.

(z) Product Defects; Product Warranties. The products sold, leased or delivered, or services provided by the Company and its Subsidiaries (“Products”) have been in conformity in all material respects with applicable contractual commitments. The Company and its Subsidiaries have no liability and there is no pending, or to the knowledge of the Company, threatened claim against them that would give rise to any liability for replacement or repair thereof or for damages in connection therewith, except for such liability or claims that would not, either individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. All Products comply in all material respects with applicable governmental approval and laws.

(aa) No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of the Company.

ARTICLE VI

Representations and Warranties

6.1.	Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Organization and Qualification. Each of Merger Sub and Parent is a corporation duly organized, validly existing and in good standing (to the extent such

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concept is relevant in such jurisdiction) under the laws of its respective jurisdiction of organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where any failure would not, either individually or in the aggregate, reasonably be expected to be material to Parent or Merger Sub taken as a whole.

(b) Charter Documents and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the organizational documents of each of Parent and Merger Sub in full force and effect as of the date hereof. Neither Parent nor Merger Sub is in violation of any of the provisions of its Articles of Association.

(c) Authority. Each of Merger Sub and Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated under this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub or Parent are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the filing described in Section 1.3). This Agreement has been duly and validly executed and delivered by each of Merger Sub and Parent, and constitutes the valid and binding obligations of each of Merger Sub and Parent, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application (regardless of whether such enforceability is considered in a proceeding in equity or at law). The SafeNet Undertaking has been duly and validly executed and delivered by SafeNet, and constitutes the valid and binding obligations of SafeNet, enforceable against SafeNet in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) No Violation; Required Filings and Consents. (i) The execution and delivery by each of Merger Sub and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Merger Sub and Parent of the transactions contemplated under this Agreement will not, (A) conflict with or violate any provision of Parent’s certificate of incorporation or bylaws (or equivalent organizational documents) or conflict with or violate any provision of the Articles of Association of Merger Sub, (B) assuming that all Parent Required Consents have been obtained, made or complied with, conflict with or violate any law applicable to Parent or Merger Sub or by which any asset of Parent or Merger Sub is bound or affected, or (C)

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conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, under any provision of any contract applicable to Parent, except in the case of clauses (B), (C) and (D) of this Section 6.1(d), to the extent that any such conflict, violation, breach, default, right, loss or imposition would not, either individually or in the aggregate, reasonably be expected to be material to Parent or Merger Sub taken as a whole.

(ii) The execution and delivery by each of Merger Sub and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Merger Sub and Parent of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) pursuant to Section 1.3, (B) approval of the Israeli Commissioner of Restrictive Trade Practices pursuant to the RPTA, (C) the Investment Center Approval; and (D) under the GWB (collectively, the “Parent Required Consents”).

(e) Litigation. There is no suit, claim, action, Proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, at law or in equity, that, either individually or in the aggregate, would reasonably be expected to be material to Parent or Merger Sub taken as a whole. Neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, either individually or in the aggregate, would reasonably be expected to be material to Parent and its subsidiaries taken as a whole.

(f) Brokers. No broker, finder, financial adviser or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by, or on behalf of, Parent or Merger Sub.

(g) Financial Capability. Parent has provided to the Company true, accurate and complete copies of (a) fully executed equity commitment letters, dated as of the date of this Agreement (the “Equity Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, each of the parties listed on Exhibit D hereto (collectively, the “Investors”) has committed to provide or cause to be provided the cash amounts set forth therein as an equity financing to Parent and/or Merger Sub, and (b) a fully executed debt commitment letter, dated as of the date of this Agreement (the “Debt Commitment Letter” and together with the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to provide Merger Sub with loans in the amounts described therein, the proceeds of which are to be used to consummate the Merger and the other transactions contemplated hereby and pay related fees and expenses (the “ Debt Financing” and together with the equity financing pursuant to the Equity Commitment Letters, the “Financing”). Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and/or Merger Sub and, to Parent’s knowledge, the other parties thereto. As of this date of this

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Agreement, the Financing Commitments are in full force and effect and have not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect. As of the date of this Agreement, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth therein on the part of Parent. Parent or Merger Sub has paid any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. There are no side letters or other agreements or arrangements relating to the Financing to which Parent, Merger Sub or any of their affiliates are a party containing additional conditions precedent to the Financing. The proceeds funded under the Financing Commitments (or any alternative financing obtained pursuant to Section 7.19), when and if funded in accordance with the Financing Commitments (or such alternative financing), will be sufficient to (a) the satisfaction of all Parent’s and Merger Sub’s obligations under this Agreement, including pay the Merger Consideration, (b) make the payments required pursuant to Section 4.4, (c) make the deposit into the Payment Fund required by Section 4.2(a) and (d) pay any expenses incurred by Parent and Merger Sub in connection with the transactions contemplated by this Agreement. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the lenders thereunder to make the Debt Financing available to Parent on the terms therein, and the Equity Commitment Letter contains all of the conditions precedent to the obligations of the funding party to make the equity financing thereunder available to the Parent on the terms therein, and, as of the date hereof, neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any conditions precedent to the Equity Commitment Letter or the Debt Commitment Letter.

(h) Guarantees. Concurrently with the execution of this Agreement, Parent has caused the Investors to deliver to the Company executed limited guarantees (the “Limited Guarantees”). Each of the Limited Guarantees, in the form so delivered, is, to Parent’s knowledge, a legal, valid and binding obligation of the Investors, enforceable in accordance with its terms.

(i) Merger Sub. All of the outstanding share capital of Merger Sub is owned directly by Parent. Merger Sub has not conducted any activities or operations other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Transactions, and activities related thereto, including acquisition of the share capital of the Company. Merger Sub does not have any Subsidiaries.

(j) Vote Required. No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement and the transactions contemplated under this Agreement. This Agreement and the Merger have been duly approved by Parent as the sole shareholder of Merger Sub in accordance with

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applicable law and the articles of association (or equivalent organizational documents) of each of Parent and Merger Sub.

(k) No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Agreement, neither Parent nor Merger Sub is making and has not made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of Parent or Merger Sub.

ARTICLE VII

Covenants

7.1.	Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (unless Parent shall otherwise approve in writing and except as required by applicable law or as expressly required by this Agreement), the business of it and its Subsidiaries shall be conducted in the ordinary course and consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates, keep available the services of its and its Subsidiaries’ present employees and agents and manage its working capital (including the payment of accounts payable and the receipt of accounts receivable) only in the ordinary course and consistent with past practice.

(b) Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) Parent may approve in writing (provided that Parent’s consent may not be unreasonably withheld and that failure to respond within 4 business days of confirmation or deemed confirmation of receipt of a request for consent from the Company to take any action contemplated by this Section 7.1(b) shall be deemed as an approval in writing by Parent) or (C) as set forth in Section 7.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in the Company’s Memorandum, Articles or other applicable governing instruments, except in accordance with Section 7.12(a) hereof;

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(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire (whether by merger, consolidation, acquisition of shares or assets or otherwise) assets (including Intellectual Property) outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement and set forth in the Company Disclosure Letter;

(iv) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber, amend the material terms of or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee, encumber or amend the material terms of, any of its or its Subsidiaries’ share capital or equity securities (other than the issuance of shares by a wholly-owned Subsidiary to the Company or another of its wholly-owned Subsidiaries and issuance of Shares upon exercise of Company Options issued and outstanding on the date hereof or issued after the date hereof in compliance with the terms of this Agreement), or securities convertible or exchangeable into or exercisable for any share capital or equity securities, or any options, warrants or other rights of any kind to acquire any shares of such share capital or equity securities or such convertible or exchangeable securities;

(v) create or incur any mortgages, pledges, charges, liens, security interests or other encumbrances material to the Company or any of its Subsidiaries on any of its assets or the assets of any of its Subsidiaries;

(vi) make any loans, advances or capital contributions to or investments in any Person (other than between the Company and any of its direct or indirect wholly-owned Subsidiaries) other than accounts and notes receivable in the ordinary course of business;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to or convertible into or exercisable for, any of the Company’s share capital (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its share capital;

(viii) adjust, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, its Shares or securities convertible or exchangeable into or exercisable for any of its Shares or any of its securities or securities of any of its Subsidiaries;

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(ix) incur or assume any Indebtedness or guarantee such Indebtedness of another Person, or amend any such existing Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries or guarantee any debt securities, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practices (x) not to exceed $500,000 in the aggregate or (y) in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more beneficial than the Indebtedness being replaced, (B) trade accounts payable incurred in the ordinary course of business and amounts that may be owed under warranty provisions, or (C) interest rate swaps on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of this Agreement and not to exceed $500,000 of notional debt in the aggregate;

(x) (A) make or authorize any capital expenditure in excess of $250,000 in the aggregate, except with respect to those matters described on Section 7.1(b)(x) of the Company Disclosure Letter or (B) pay the Transaction Expenses related to the party set forth in Section 5.1(n)(i) of the Disclosure Letter;

(xi) make any changes with respect to accounting policies or procedures, except as required by GAAP;

(xii) commence any (A) litigation before a Governmental Entity except with respect to routine collection matters in the ordinary course of business and consistent with past practice, (B) counter-claims related to litigation filed against the Company, (C) litigation related to enforcement of Intellectual Property of the Company or (D) litigation related the rights of the Company under this Agreement; provided, that the Company may take the actions set forth in clauses (B) and (C) hereof so long as it consults with Parent prior to taking any such action and considers any comments of Parent in good faith;

(xiii) settle any litigation or other proceedings before a Governmental Entity other than settlements providing solely for a cash payment in an amount less than $500,000 and including a full release of the Company and its affiliates, as applicable;

(xiv) make or change any material Tax election or make or change any application with any Governmental Entity or make or change any annual Tax accounting period or adopt or change any material method of Tax accounting, enter into any closing agreement, settle any claim or assessment with respect to a material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, or file any Tax Return or, except as set forth in Section 7.11, seek any tax ruling from a Governmental Entity;

(xv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets (including Intellectual Property), product lines or businesses or of its Subsidiaries, including share capital of any of its Subsidiaries and sales of obsolete assets

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and except for sales (other than sales of Intellectual Property), leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, other than pursuant to contracts in effect as of the date of this Agreement and transactions entered into in the ordinary course of business and consistent with past practice;

(xvi) except as required pursuant to contracts or corporate resolutions in effect as of the date of this Agreement, or as otherwise required by applicable law, (i) adopt, enter into, terminate or amend any employment, severance or similar agreement, arrangement or benefit plan including any Employee Benefit Plan for the benefit or welfare of any current or former director, officer, employee or consultant, or any collective bargaining agreement (provided, that the foregoing shall not prohibit the Company from terminating any employees), (ii) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or of any of its Subsidiaries, except in a manner consistent with prevailing custom as described in Section 5.1(u) of the Company Disclosure Letter, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its director, officer or employee or of any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (iv) hire any employee, except for the replacement of any Company employee whose employment with the Company or any of its Subsidiaries is terminated for any reason (with such replacement employee receiving compensation and benefits that are no greater in the aggregate than those received by such terminated employee) and except for ten (10) additional non-replacement hires, (v) establish, adopt, amend or terminate any of its benefit plans or amend the terms of any outstanding equity-based awards, (vi) take any action to accelerate the vesting or payment or right to payment, or fund or in any other way secure the payment, of compensation or benefits including under any of its benefit plans, to the extent not already provided in any such benefit plans, (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; (viii) grant or forgive any loans or advance any money or other property to any of its or of any of its Subsidiaries’ present or former directors, officers or employees other than advances of expenses in the ordinary course of business consistent with past practice; or (ix) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Employee Benefits Plan;

(xvii) (i) terminate, amend, modify or waive any material right under any Material Agreement or (ii) enter into any Contract that would constitute a Material Agreement, except with respect to this clause (ii), with respect to Contracts with customers, suppliers, channel partners, OEMs and similar agreements entered into in the ordinary course of business;

(xviii) except pursuant to arrangements that are in effect as of the date of this Agreement and disclosed to Parent in Section 5.1(y) of the Company Disclosure Letter, apply for funding, support, benefits or incentives from the Office of the Chief

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Scientist or the Investment Center of the Ministry of Trade, Industry and Labor of the State of Israel, or from any other Governmental Entity;

(xix) make any loans, advances or capital contributions to or investments in, acquire any or all of the stock or assets of, or hire any employees of, the third party set forth on Section 5.1(o)(i)(A) of the Company Disclosure Letter;

(xx) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

(xxi) agree, authorize or commit to do any of the foregoing.

7.2.	Acquisition Proposals.

(a) The Company shall, and the Company shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective officers, directors, investment bankers, attorneys, accountants and other agents, advisors and representatives (collectively, “Representatives”) to, and shall use reasonable best efforts to cause its and its Subsidiaries’ non-officer employees to, immediately cease and cause to be terminated any discussions or negotiations with any Person with respect to an Acquisition Proposal. The Company and its Subsidiaries shall not, and the Company shall cause its and its Subsidiaries’ Representatives not to, and the Company shall not authorize or knowingly permit its or its Subsidiaries’ non-officer employees to, directly or indirectly, (i) solicit, participate in, initiate, or knowingly facilitate or encourage (including by way of furnishing information or providing assistance), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (including by way of making any public announcement of its intention to do any of the foregoing), (ii) participate in any discussions or negotiations (including by way of furnishing information or providing assistance) regarding any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) enter into any agreement (or agreement in principle) with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 7.2(b)).

(b) Notwithstanding the limitations set forth in Section 7.2(a), at any time after the date hereof continuing until the receipt of the Requisite Company Vote, if the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal and the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, (i) that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law, then the Company may, at any time prior to obtaining the Requisite Company Vote (but in no event after obtaining the Requisite Company Vote) take the following actions: (x) furnish non-public information to the Person making such Acquisition Proposal (if,

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and only if, prior to so furnishing such information, the Company receives from the Person an executed confidentiality agreement with confidentiality provisions in form no less favorable in the aggregate to the Company (i.e., no less restrictive with respect to the conduct of such Person) than those confidentiality provisions contained in the Confidentiality Agreement and which shall permit the Company to comply with the terms of this Section 7.2) and (y) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal. The Company shall not waive or amend any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound pursuant to the preceding sentence (in each case, other than any such agreement with Parent). The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

(c) The Company shall promptly (and in any event no later than 24 hours after its Chief Executive Officer, Chief Financial Officer, any member of the Board of Directors or any of its financial or legal advisors has knowledge of receipt) notify Parent in the event that the Company, its Subsidiaries or Representatives receives (i) any Acquisition Proposal or (ii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal, including the identity of such Person and provide a copy of such Acquisition Proposal, inquiry or request and all documents related thereto (or, where no such copy is available, a written description of such Acquisition Proposal, inquiry or request), including any material modifications thereto (such information being deemed the “Acquisition Proposal Information”). The Company shall keep Parent promptly informed on a current basis (and in any event no later than 24 hours after its Chief Executive Officer, Chief Financial Officer, any member of the Board of Directors or any of its financial or legal advisors has knowledge of receipt) after the occurrence of any material changes or developments of the status of any Acquisition Proposal, inquiry or request, including all documents related thereto (including the material terms and conditions thereof and of any material modification thereto). The Company agrees that it will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any such information to Parent.

(d)  Other than in accordance with this Section 7.2, the Board of Directors shall not (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Parent, the Board Recommendation; (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal; (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (each of the foregoing, a “Change of Recommendation”); or (iv) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, or authorize the Company to enter into any letter of intent, merger, acquisition, or similar agreement with respect to any Acquisition Proposal other than any confidentiality agreement to be entered into by the Company as contemplated by this Section 7.2 (each a “ Company Acquisition Agreement”); provided, however, that, in response to the receipt of a

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Superior Proposal that has not been withdrawn or abandoned, the Board of Directors may, at any time prior to obtaining the Requisite Company Vote, (x) make a Change of Recommendation and/or (y) terminate this Agreement in accordance with Section 9.3(a) to enter immediately into a Company Acquisition Agreement with respect to such Superior Proposal, provided that prior thereto or concurrently therewith the Company has paid the Termination Fee required pursuant to Section 9.5 (a “Superior Termination”); provided, further, that, the Board of Directors may not effect such Change of Recommendation or a Superior Termination, in each case in connection with a Superior Proposal, unless the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law, and both of the following conditions have been met:

(i) the Company shall have provided prior written notice to Parent, at least five (5) business days in advance (as applicable, the “Notice Period”), of its intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice shall in addition specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the Person or group of Persons making the Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed acquisition agreement and the Acquisition Proposal Information required by Section 7.2(c); and

(ii) prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(e)  In the event that during the Notice Period any revisions are made to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of Section 7.2(d)(i) and (ii) with respect to such new written notice, except that the Notice Period shall be reduced to three (3) business days. Notwithstanding anything to the contrary in this Agreement, no “stop-look-and-listen” communication (as defined by Rule 14d-9(f) of the Exchange Act) to the Company’s shareholders of the nature contemplated by Rule 14d-9 of the Exchange Act shall be deemed to constitute a Change of Recommendation provided that such communication confirms that the Board Recommendation remains in effect.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries (including securities of

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Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Merger. As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal on terms which the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be more favorable to the holders of Company Shares than the Merger from a financial point of view, taking into account all the terms and conditions of such proposal (including any break-up fees, expense reimbursement provisions and financial terms and the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement proposed by Parent to the Company in writing in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

 (g) Nothing contained in this Section 7.2 shall prohibit the Company from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934, (ii) making any disclosure to its shareholders if the Board of Directors has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable law, or (iii) complying with its disclosure obligations under Israeli Law or the rules and regulations of the NASDAQ Stock Market, provided that any Change of Recommendation must be done in compliance with Section 7.2(d).

7.3.	Information Supplied.

(a) The Company shall, with the commercially reasonable cooperation of Parent, (i) prepare a proxy statement with respect to receiving the Requisite Company Vote (the “Proxy Statement”) as promptly as reasonably practicable following the date of this Agreement, and publish the notice of the Company Shareholders Meeting (and any adjustment or postponement thereof) as required by applicable law; and (ii) use its commercially reasonable efforts to obtain the Requisite Company Vote; and (iii) otherwise comply with all legal requirements applicable to such meeting. Parent and its counsel shall be given a reasonable opportunity to review and comment on the notice of the Proxy Statement and any material related to the Company Shareholder Meeting (and any adjustment or postponement thereof), in each case each time before either such document (or any amendment thereto) is filed with the SEC, the ISA and the TASE or published, and reasonable and good faith consideration shall be given to any comments

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made by such party and its counsel. The Company shall provide Parent and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC, TASE or ISA or their respective staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to provide comments on the response to those comments.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.4.	Merger Proposal.

Each of the Company and, if applicable, Merger Sub, shall take the following actions within the time frames set forth herein, provided, however, that any such actions or the time frame for taking such actions shall be subject to any amendment in the applicable provisions of the Israeli Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4 accordingly):

(a) As promptly as practicable following the date hereof (and no later the two (2) business days thereafter):

(i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit E (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law;

(ii) the Company shall call the Company Shareholders Meeting in accordance with Section 7.5 to be held by February 19, 2009, and

(b) the Company and Merger Sub shall jointly deliver the Merger Proposals to the Companies Registrar within three (3) days from the calling of such shareholders’ meetings.

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(c) Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

(d) Promptly after the Company and Merger Sub shall have complied with the provisions of Section 7.4(a)–(c) and with subsections (i) and (ii) of this Section 7.4(d), but in any event no more than three (3) business days (as defined in the Israeli Companies Law) following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, Merger Sub, shall:

(i) Publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable law and regulations;

(ii) Within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; and

(iii) Send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar.

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7.5.	Company Shareholders Meeting.

The Company will take, in accordance with applicable law and the Company’s Articles, all action necessary to convene a meeting of holders of Shares (the “Company Shareholders Meeting”) to be held by February 19, 2009 or as promptly as practicable thereafter to consider and vote for the approval of this Agreement, the Merger and the Articles Amendment (as such term is defined in Section 7.12(a)) and to cause such vote to be taken. Subject to Section 7.2 hereof, the Board of Directors shall recommend such approval and shall take all lawful action to solicit such approval. Pursuant to the terms of this Section 7.5, the Company shall use commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Merger and the Articles Amendment. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholder Meeting in compliance with all applicable legal requirements, including the Israeli Companies Law, the Israeli Securities Law and the Company’s Articles. In the event that Parent, or any Person referred to in Section 320(c) of the Israeli Companies Law in connection with Parent, shall cast any votes in respect of this Agreement, the Merger or the other transactions contemplated by this Agreement, Parent shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted. The Company may adjourn or postpone the Company Shareholder Meeting: (i) following consultation with Parent, if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the Company’s shareholders in advance of a vote on this Agreement and the Merger or (ii) if, as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting.

7.6.	Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Subject to reasonable confidentiality and privilege protections, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and

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such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Subject to reasonable confidentiality and privilege protections and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent each shall give prompt notice to the other of any failure to the other party’s conditions to effect the Merger. Neither the Company nor Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Each of Parent and the Company shall as promptly as practicable following the date hereof make an appropriate filing of a Merger Notice required under the RTPA and the appropriate filing under the GWB (collectively, the “Antitrust Filings”) with respect to the transactions contemplated hereby and to supply as promptly as practicable to the appropriate Governmental Entity any information and documentary material that may be requested pursuant to the GWB or the RTPA.

(e) Each of the parties agrees that it shall use its commercially reasonable efforts to promptly take, in order to consummate the transactions contemplated hereby, all actions necessary (x) to secure the expiration or termination of any applicable waiting period under the GWB and to obtain the RTPA Approval (the “Antitrust Clearances”) and/or to resolve any objections asserted by any Governmental Entity with respect to the transactions contemplated hereby under any statute, law, ordinance, rule or regulation designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position, or the Federal Trade Commission Act (collectively, “Antitrust Laws”), and (y) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay the consummation of the merger (“Antitrust Prohibition”). Without derogating from the aforesaid, Parent shall use its commercially reasonable efforts to (A) take any and all action necessary (including entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any Governmental Entity and, in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, consenting to such action by the Company, provided that any such

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action may, at the discretion of Parent, be conditioned upon consummation of the Merger) (each, a “Divestiture Action”) to ensure that no Governmental Entity enters any Antitrust Prohibition or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Termination Date, or (B) defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of or to have vacated or terminated any Divestiture Action, provided that, notwithstanding anything in this Agreement to the contrary, Parent shall not be required to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, material assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminate material existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminate any material venture or other arrangement; (iv) create any material relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuate any other material change or restructuring of the Company or Parent or their respective Subsidiaries (each, a “ Material Divestiture Action”). In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall use its commercially reasonable efforts to take all action necessary, including but not limited to any Divestiture Action (but excluding any Material Divestiture Action), to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall use its commercially reasonable efforts to take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date. The Company shall cooperate with Parent and shall use its commercially reasonable efforts to assist Parent in resisting and reducing any Divestiture Action. The parties shall use commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work-product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(f) The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval of any Governmental Entity under an Antitrust Law or the expiration of the required waiting period under any Antitrust Laws; provided, however, that Parent may take any reasonable action to resist or reduce the scope of a Divestiture Action, even if it delays such expiration to a date not beyond the Termination Date.

(g) If any Divestiture Action agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, the Parent hereby agrees to

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consent to the taking of such action by the Company and any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger.

7.7.	Access.

(a) Subject to applicable law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s Representatives (including any financing sources and their Representatives) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its Representatives, employees, properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by the Company herein. All requests for information made pursuant to this Section 7.7 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Between the date hereof and the Effective Time, subject to applicable law, the Company shall take commercially reasonable efforts to cooperate in Parent’s structuring and integration planning for the operation of the Company following the Closing as may be reasonably requested by Parent, including, without, limitation, with respect to potential acquisitions and dispositions by the Company following the Closing. For the avoidance of doubt, any violation, default or breach of this Section 7.7(b) will not entitle Parent or Merger Sub to any remedy whatsoever and shall not be deemed as a failure of the closing condition set forth in Section 8.2(b) to be satisfied.

7.8.	Publicity.

The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each agree that it will not, and will use commercially reasonable efforts to cause such party’s Affiliates and Representatives not to, issue any reports, public statements or press releases, in each case relating to this Agreement or the transactions contemplated hereby, without the prior written consent of the other party, which consent may be withheld for any reason or no reason, except as required by law, any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity, in which case the disclosing party shall, to the extent practicable, provide the other the opportunity to review and comment upon such report, public statement or press release in advance of its release.

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7.9.	Expenses.

Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the printing and mailing the Proxy Statement and filing fees incurred in connection with Antitrust Law filings shall be shared equally by Parent and the Company.

7.10.	Takeover Statute.

If any “fair price,” “moratorium,” “control share acquisition” mandatory price or other similar anti-takeover statute or regulations or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.11.	Israeli Approvals.

(a) Government Filings. Each party to this Agreement shall use commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger. The Company and Parent shall use commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the Investment Center Approval, the RTPA Approval and any other consents and approvals that may be required pursuant to Israeli legal requirements in connection with the Merger. In this connection Parent shall provide to the Investment Center any information, and shall execute any undertakings, customarily requested by such authorities as a condition to the Investment Center Approval.

(b) Legal Proceedings. The Company and Parent each shall: (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Merger; (ii) keep the other parties informed as to the status of any such legal proceeding; and (iii) promptly inform the other parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the Investment Center, the Israeli Securities Authority, the Israeli Tax Authority, the Companies Registrar or any other Israeli Governmental Entity regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger pursuant to a joint defense agreement separately agreed to. In addition, except as may be

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prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, the Company and Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

(c) Israeli Tax Rulings. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority an application for a ruling confirming that the conversion of Company Options in accordance with Section 4.4 will not result in a taxable event with respect to such Company Options pursuant to Section 3(i) or Section 102 of the Ordinance, and with respect to such Company Options subject to Section 102, that the requisite holding period will be deemed to have begun at the time of the issuance of Company Options (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Options Tax Ruling, as promptly as practicable.

(d) Regulatory Filings. Each of the Company and Parent shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 7.11 to comply as to form and substance in all material respects with the applicable law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, the Company or Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Government Entity, such amendment or supplement.

7.12.	Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor, subject to any limitations under applicable law, in all respects the obligations of the Company pursuant to the indemnification agreements in the form provided in Section 7.12(a) of the Company Disclosure Letter (the “ New Indemnification Letters”) as shall be in effect prior to the Effective Time, which New Indemnification Letters shall be entered into between the Company and its current and former directors and officers (the “ Indemnified Parties”), subject to and immediately after the approval by the general meeting of the shareholders of the Company of the

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Amendment of the Company’s Articles in the form provided in Section 7.12(a) of the Company Disclosure Letter (the “Articles Amendment”).

(b) Parent, from and after the Effective Time and for a period of seven years following the Effective Time, undertakes to cause the Surviving Corporation to fulfill and honor in all respects such undertakings of the Company pursuant to the New Indemnification Letters.

(c) Prior to the Closing, the Company shall purchase a prepaid “tail” officers’ and directors’ liability insurance for acts and omissions occurring prior to the Effective Time (“D&O Insurance”) with coverage in amount and scope at least as favorable as the Company’s directors’ and officers’ liability insurance coverage in effect as of the date hereof for a period of seven (7) years after the Effective Time; provided, however, that, if the cost of the “tail” policy (the “Tail Fee”) exceeds 200% of the last annual premium paid prior to the date of this Agreement (such amount, as stated in Section 7.12(c) of the Company Disclosure Letter, the “Current Premium”), the Company will obtain such “tail” policy in such amount and scope as can be obtained for 200% of the Current Premium; provided, further, however, that, if the coverage of the D&O Insurance in amount or scope is greater than that provided under the Company’s officers’ and directors’ liability insurance existing on the date hereof, the Company must obtain Parent’s prior written consent prior to purchasing the D&O Insurance; provided, further, however, that if the Company does not purchase the D&O Insurance prior to the Closing, Parent shall cause the Surviving Corporation to purchase the D&O Insurance promptly following the Closing (subject to the terms and conditions set forth in this Section 7.12(c)).

(d) Following the Merger, Parent shall cause the Surviving Corporation to keep in effect for seven years after the Effective Time all provisions in the Surviving Corporation’s memorandum of association and articles of association that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company at least to the extent that are presently indemnified by the Company and any such provisions shall not be amended except as either required by applicable law or to make changes permitted by law that would not adversely effect the rights of past or present officers and directors to indemnification and advancement of expenses.

(e) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 7.12.

(f) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their

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representatives, notwithstanding any release executed by any Indemnified Party in connection with his or her departure from the Company or its Subsidiaries unless a release of the provisions of this Section is specifically provided for in such release.

7.13.	Merger Sub Obligations.

Parent shall cause Merger Sub to comply with all of its obligations under this Agreement.

7.14.	Employee Benefits.

(a) For all purposes under the compensation and employee benefit plans, policies or arrangements of Parent and its Subsidiaries which by their terms provide benefits to any Affected Employees after the Effective Time (the “New Plans”), each Affected Employee shall receive credit for his or her service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entitles for which the Company and its Affiliates have given credit for prior service), for purposes of eligibility, vesting and benefit accrual to the same extent that such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar or comparable Employee Benefit Plans (except to the extent such credit would result in a duplication of accrual of benefits). In addition, if Affected Employees or their dependents are included in any medical, dental, health or other welfare benefit plan, program or arrangement (a “Successor Plan”) other than the plan or plans in which they participated immediately prior to the Effective Time (a “Prior Plan”), each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all Successor Plans and such Successor Plans shall not include any restrictions, limitations or exclusionary provisions with respect to pre-existing conditions, exclusions, any actively-at-work requirements or any proof of insurability requirements (except to the extent such exclusions or requirements were applicable under any similar Prior Plan at the time of commencement of participation in such Successor Plan or were applicable to similarly situated employees of the Company), and any eligible expenses incurred by any Affected Employee and his or her covered dependents during the portion of the plan year of the Prior Plan ending on the date of the Affected Employee’s commencement of participation in this Successor Plan begins shall be taken into account under this Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Affected Employee and his or her covered dependents for the applicable plan year as if these amounts had been paid in accordance with the Successor Plan.

(b) Parent undertakes that commencing at the Closing Date and extending through the first anniversary of the Closing Date, it shall provide or cause to be provided to those individuals who as of the Effective Time are employees of the Company and its Subsidiaries (the “Affected Employees”) compensation and employee benefits (excluding equity compensation awards and payments or benefits made by reason of the Merger and the other transactions contemplated by this Agreement) that

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are no less favorable in the aggregate than provided to the Affected Employees immediately before the Closing Date.

(c) Immediately prior to the Effective Time, Parent will implement a retention plan on substantially the terms and conditions set forth in Section 7.14(c) of the Company Disclosure Letter (the “Retention Plan”).

(d) Nothing contained herein shall obligate Parent, the Surviving Corporation or any Affiliate of either of them to (i) maintain any particular Company Benefit Plan, (ii) grant or issue any equity or equity-based awards or (iii) retain the employment of any Affected Employee.

7.15. Shareholder Litigation. The Company shall give Parent prompt written notice of any shareholder litigation against the Company and/or its directors relating to the Merger, and no such settlement shall be agreed to without Parent’s prior written consent, which shall not be unreasonably withheld.

7.16. Cash and Working Capital Statement. (i) From and after the date hereof until the earlier of the Effective Time or termination of this Agreement, as soon as reasonably practicable after the close of each fiscal month (and not later than two (2) business days therafter) the Company shall deliver to Parent an unaudited statement, each which shall be reasonably satisfactory to Parent, setting forth the Company’s Cash as of the close of business on the last day of such fiscal month, (ii) beginning in February 2009 until the earlier of the Effective Time or termination of this Agreement, as soon as reasonably practicable after the close of each fiscal month (and not later than ten (10) calendar days therafter) (provided, that the first such statement shall be due on March 15, 2009) the Company shall deliver to Parent an unaudited statement, each which shall be reasonably satisfactory to Parent, setting forth the Company’s Working Capital as of the close of business on the last day of such fiscal month and (iii) two (2) business days prior to the Closing, the Company shall deliver to Parent an unaudited statement, which shall be reasonably satisfactory to Parent setting forth the Company’s reasonable estimate of the Company’s Cash and Working Capital as of the Closing (each, a “Cash and Working Capital Statement”). The Cash and Working Capital Statement shall be prepared in good faith and be accompanied by a certificate executed by the Chief Financial Officer of the Company.

7.17. Non-Solicitation; Stand-Still. (a) Commencing on the date hereof and ending on the earlier of (i) the later of (A) the Closing Date or (B) the termination of this Agreement and (ii) the Milestone Date (unless an event has occurred that requires Parent to sell Shares to the Company pursuant to Section 9.5(c)(i)(B)), Parent shall not, and shall cause its Affiliates not to solicit to hire or hire (or cause or seek to cause to leave the employ of the Company) any employee of the Company or any of its Subsidiaries; provided, that the foregoing shall not prohibit Parent or its Affiliates from undertaking any general advertisements for employees (the “Non-Solicit Undertaking”).

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(b) Commencing on the date hereof and ending on the later of the Closing Date or termination of this Agreement, Parent shall not, and shall cause its Affiliates not to, offer, pledge, sell, assign, transfer or dispose of (collectively, “Transfer”) any of Shares, options, warrants or any other securities (the “Securities”) or enter into any agreement or legally binding obligation with respect to a Transfer or negotiate the terms of a Transfer. Concurrently with the execution of this Agreement, Jasmine Holdco LLC (“Jasmine”) shall deliver to the Company an undertaking to comply with the provisions of this Section 7.17(b).

(c) Concurrently with the execution of this Agreement, SafeNet Inc. (“SafeNet”) shall deliver to the Company an undertaking to comply with the Non-Solicit Undertaking and the Stand-Still Undertaking and to be bound by the provisions of the Confidentiality Agreement (the “SafeNet Undertaking”).

(d) In the event this Agreement is terminated by the Company or Parent pursuant to Section 9.2(i) and at such time (A) the conditions set forth in Sections 8.1, 8.2 and 8.3 have all been satisfied (other than those conditions that by their terms are to be satisfied at the Closing and are ready to be so satisfied at the Closing) other than Section 8.1(b)(i) or (ii) and (B) the conditions set forth in Section 8.1(b)(i) or (ii) have not been satisfied by reason of Parent’s failure to agree to take a Divestiture Action (including a Material Divestiture Action) so as to permit the consummation of the Merger prior to the Termination Date, then, from the period commencing on the date this Agreement is terminated pursuant to Section 9.2(i) and ending on the first anniversary of such date, neither Jasmine nor SafeNet or the funds affiliated with Vector Capital Corporation or any of their respective affiliates shall, without the prior written consent of the Company, directly or indirectly, (i) purchase, contract to purchase, purchase any option or contract to purchase, or enter into any option or contract to purchase, any of the Securities, (ii) demand an Extraordinary General Meeting or present nominees to the Board of Director at any General Meeting of the Company, (iii) submit an Acquisition Proposal or (iv) make any public announcements regarding any of the foregoing (the “Stand-Still Undertaking”).

7.18. Deposit of Parent Shares in Escrow. Concurrently with the execution of this Agreement, (i) Parent shall transfer, and shall cause any of its Affiliates (including Jasmine Holdco LLC) to transfer the Parent Shares to Meitar Liquornik Geva & Leshem Brandwein (the “Escrow Agent”) to be held in trust for the benefit of the Company accordance with the provisions of the Escrow Agreement in the form attached as Exhibit F, and (ii) shall deliver to the Escrow Agent share transfer deeds executed in blank to allow the transfer of Parent Shares to the Company in accordance with Section 9.5.

7.19. Financing. Each of Parent and Merger Sub shall use (and cause their Affiliates to use) its commercially reasonable efforts to obtain the Financing on the terms and conditions described in the Financing Commitments as promptly as practicable, including using its commercially reasonable efforts (i) to negotiate and

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finalize definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (ii) to satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in such definitive agreements that are within either of their control or influence and (iii) to comply with its obligations under the Financing Commitments and consummate the Financing no later than the Closing (subject to the amendment and replacement rights described herein). Parent shall give the Company prompt notice upon becoming aware of any material breach by any party of the Financing Commitments or any termination of the Financing Commitments. Each of Parent, Merger Sub and the Company shall refrain (and shall use their commercially reasonable efforts to cause their Affiliates to refrain) from knowingly taking, directly or indirectly, any action that would reasonably be expected to result in a failure or any or the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of material developments relating to the Financing and the status of its efforts to arrange the Financing. Parent shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Financing Commitments or the definitive agreements related to the Financing if such amendment, modification, waiver or remedy reduces the aggregate amount of the Financing available, amends the conditions to the drawdown of the Financing, adds any condition to funding, or would reasonably be expected to adversely impact or delay in any material respect the ability of Parent and Merger Sub to consummate the transactions contemplated hereby or materially reduce the likelihood of the consummation of the transactions contemplated hereby or materially reduce the likelihood of any conditions to funding being satisfied, without first obtaining the Company’s prior written consent. Subject to the terms and conditions contained herein and satisfaction of the conditions set forth in Article VIII, in the event that all conditions to the Financing Commitments (other than, in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied. Parent shall draw down on the Financing required to consummate the Merger on the Closing Date. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, or Parent becomes aware of any event or circumstance that makes receipt of any portion of the Financing unlikely to occur in the manner and from the sources contemplated in the Financing Commitments, Parent shall promptly notify the Company and shall use commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on terms no less beneficial and in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but in no event later than the Termination Date. Parent shall deliver to the Company true and complete copies of all definitive agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Parent and Merger Sub acknowledge and agree that their respective obligations to consummate the Agreement are not conditioned or contingent upon receipt of the Financing.

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ARTICLE VIII

Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote.

(b) Regulatory Consents.

(i) The waiting period applicable to the consummation of the Merger under the GWB shall have expired or been terminated;

(ii) The approval of the Israeli Commissioner of Restrictive Trade Practices shall have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the RTPA, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices.

(iii) The Investment Center Approval, to the extent required pursuant to Israeli legal requirements for the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained.

(c) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(d) Israeli Statutory Waiting Periods. At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

8.2.	Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(b)(ii) of this Agreement shall be true

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and correct in all respects at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period, (ii) the representations and warranties of the Company set forth in Section 5.1(c) of this Agreement shall be true and correct in all but de minimis respects at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period, (iii) the representations and warranties of the Company set forth in Section 5.1(e)(ii) of this Agreement shall be the true and correct at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct that do not involve either a greater than 10% overstatement in either the Q4 Revenue or the Q4 DRM Revenue and (iv) all other representations and warranties of the Company in this Agreement shall be true and correct (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect) at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct, individually or in the aggregate, as have not had, or would not reasonably be expected to have, a Company Material Adverse Effect, provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period. In addition, Parent shall have received at the Closing a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect that such Officers have read this Section 8.2(a) and the conditions set forth in this Section 8.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Closing Date, provided that an unintentional breach of Section 7.1(a) shall not be deemed to be a breach for purposes of this Section 8.2(b), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c)  No Restraints. There shall not be threatened, instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking (i) an Order or (ii) to (A) prohibit, limit, restrain or impair in a material way Parent’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries or other Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or its Subsidiaries (including, without limitation, by requiring any Material Divestiture Action) or (B) prohibit or limit in any respect Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law

54

deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing or that would result in a Company Material Adverse Effect.

(d) Governmental Consents. Other than the filing pursuant to Section 1.3, all other approvals or consents of any Governmental Entity required to be obtained in connection with the Merger and the consummation of the other transactions contemplated hereby by the Company, Parent and Merger Sub listed on Section 8.2(d) of the Company Disclosure Letter and any other material approvals or consents of any Governmental Entity (“Governmental Consents”) shall have been obtained.

(e)  Resignations. Each director of the Company shall have delivered a resignation letter effective as of the Closing.

(f) Cash. The Company shall have at least $7,000,000 (net of Indebtedness) of Cash, which shall be reflected in a final Cash and Working Capital Statement, and Parent shall have received a certificate signed on behalf of the Company by the Chief Financial Officer of the Company to such effect.

(g) Working Capital. The Company shall have at least $13,500,000 in Working Capital, which shall be reflected in a final Cash and Working Capital Statement delivered to Parent by the Company two (2) business days before Closing, and Parent shall have received a certificate signed on behalf of the Company by the Chief Financial Officer of the Company to such effect.

(h) Key Employees. Each of the Key Employees (i) shall be employees of the Company immediately prior to the Effective Time and (ii) shall not have rescinded or purported to have rescinded the Employment Agreement or notified Parent or the Company in writing of such employee’s intention of leaving the employ of Parent or the Company following the Effective Time.

8.3.	Conditions to Obligation of the Company.

The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect) at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct, individually or in the aggregate, as have not had, or would not reasonably be expected to have, a Parent Material Adverse Effect; provided however, that representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period. In addition, the Company shall have received at the Closing a certificate signed by the Chief Executive Officer and Chief

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Financial Officer of Parent to the effect that such Officers have read this Section 8.3(a) and the conditions set forth in this Section 8.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer of Parent to such effect.

ARTICLE IX

Termination

9.1.	Termination by Mutual Consent.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of their respective boards of directors.

9.2.	Termination by Either Parent or the Company.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (i) the Merger shall not have been consummated by June 30, 2009, whether such date is before or after the date of approval by the shareholders of the Company (such date, as extended, if extended pursuant to the following proviso, the “Termination Date”); (ii) Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof, or (iii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company); provided, that the right to terminate this Agreement pursuant to clause (i) of this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause or resulted in the failure of the Merger to be consummated.

9.3.	Termination by the Company.

This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of the Company:

(a) at any time prior to the Requisite Company Vote being obtained, if the Board of Directors approves a Superior Proposal in accordance with Section 7.2(d) and authorizes the Company to enter into a binding written agreement providing for such Superior Proposal and contemporaneously with entering into such agreement the

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Company pays Parent in immediately available funds the Termination Fee, to the extent required by Section 9.5, in accordance with the terms of Section 9.5;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 8.3(a) or 8.3(b) cannot be satisfied and such breach or failure to be true is not curable, or, if capable of being cured, shall not have been cured within twenty (20) business days after written notice thereof shall have been received by Parent; or

(c) if (i) the conditions set forth in Sections 8.1, 8.2 and 8.3 have all been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing and are ready to be so satisfied at the Closing) or (ii) (A) the conditions set forth in Sections 8.1, 8.2 and 8.3 have all been satisfied (other than those conditions that by their terms are to be satisfied at the Closing and are ready to be so satisfied at the Closing) other than Section 8.1(b)(i) or (ii) and (B) the conditions set forth in Section 8.1(b)(i) or (ii) have not been satisfied by reason of Parent’s failure to agree to take a Divestiture Action (other than a Material Divestiture Action) so as to permit the consummation of the Merger prior to the Termination Date (provided, however, that Company may not exercise the termination right in this Section 9.3(c)(ii) if the Company’s failure to comply in any way with its obligations under Section 7.6 of this Agreement shall have caused or materially contributed to the failure of the conditions set forth in Section 8.1(b)(i) or (ii) or if the conditions set forth in Section 8.1(b)(i) or (ii) have not been satisfied as a result of any action brought by the Company), and, in the case of clause (i) or (ii) above, Parent or Merger Sub have failed to consummate the Merger no later than three (3) business days after the date on which the Company notifies Parent that (x) all conditions to closing set forth in Section 8.1, 8.2 and 8.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at Closing but which conditions would be satisfied if such date were the Closing Date) or (y) the Company is entitled to terminate this Agreement pursuant to Section 9.3(c)(ii).

9.4.	Termination by Parent.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent:

(a) if (A) the Board of Directors shall have made a Change of Recommendation, (B) the Board of Directors shall have recommended to the shareholders of the Company any Acquisition Proposal or (C) the Company willfully and materially breaches Sections 7.2 or 7.5, or the Board of Directors of the Company or any committee thereof resolves to do so; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such

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representation and warranty shall have become untrue after the date of this Agreement, such that Section 8.2(a) or 8.2(b) would not be satisfied and such breach or is not curable, or, if capable of being cured, shall not have been cured within twenty (20) business days after written notice thereof shall have been received by the Company.

9.5.	Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect (except for Section 7.9, this Section 9.5 and Article X) with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful material breach of this Agreement (but subject in all cases to the other provisions of this Section 9.5) and (ii) the provisions set forth in the second sentence of Section 10.1 shall survive termination of this Agreement.

(b) In the event that this Agreement is terminated (i) (x) by the Company or Parent pursuant to Section 9.2(i) or Section 9.2(ii) or (y) Parent pursuant to Section 9.4(b), and prior to such termination, any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal or an Acquisition Proposal has been communicated to the Company or become publicly known and within one year of such termination, the Company enters into a definitive agreement with respect to, consummates, or the Board of Directors of the Company recommends, a transaction contemplated by any Acquisition Proposal or (ii) (x) by the Company pursuant to Section 9.3(a) or (y) by Parent pursuant to Section 9.4(a), then the Company shall pay to Parent a termination fee equal to Eight Million Dollars ($8,000,000) (the “Termination Fee”). For purposes of this Section 9.5(b), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”. Any payment required to be made pursuant to clause (i) of this Section 9.5(b) shall be made to Parent at or prior to the earlier of the execution of a definitive agreement with respect to, the consummation of, or the Board of Directors of the Company recommending, any transaction contemplated by an Acquisition Proposal and any payment required to be made pursuant to clause (ii) of this Section 9.5(b) shall be made to Parent prior to or simultaneously with (and as a condition to the effectiveness of) termination of this Agreement by the Company. All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 9.3(c), then (i) if the Company became entitled to terminate this Agreement pursuant to Section 9.3(c) on or before May 7, 2009 (the “Milestone Date”), then Parent shall (A) pay a termination fee equal to $10,000,000 (the “Parent Termination Fee”) and (B) sell and cause its Affiliates to sell to the Company or any third party designated by the Board of Directors all Shares beneficially owned by Parent

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and its Affiliates (the “Parent Shares”) in consideration for the payment of the par value of the Parent Shares, or (ii) if the Company became entitled to terminate this Agreement pursuant to Section 9.3(c) after the Milestone Date, then Parent shall pay the Parent Termination Fee. The parties agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one (1) occasion. If the Parent Termination Fee becomes payable by Parent and, if applicable, the sale of the Parent Shares is required pursuant to this Section 9.5(c), the Parent Termination Fee shall be paid and the sale of Parent Shares shall take place no later than three (3) business days after the termination of this Agreement pursuant to Section 9.3(c).

(d) In the event that the Company or Parent shall fail to pay the Termination Fee or the Parent Termination Fee, as applicable, when due, as the case may be, such payment amount shall accrue interest for the period commencing on the date such payment amount became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if either party shall fail to pay such payment amount when due, such party shall also pay to such other party all of such other party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such payment amount. Each of the Company and Parent acknowledges that the payment amounts and the other provisions of this Section 9.5 are an integral part of the transactions contemplated hereby and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

(e) The Company’s right to receive payment of the Parent Termination Fee from Parent or the Investors pursuant to the Limited Guarantees in respect thereof, to purchase the Parent Shares and enforce the benefits of the Stand-Still Undertaking shall be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub, the Investors or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise (“Company Damages”) (except with respect to any breach of or default under the Confidentiality Agreement, the provisions of Sections 7.17(a) or 7.17(d) or the SafeNet Undertaking related thereto) and upon payment of such amount and the making available for sale of the Parent Shares to the Company none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that Parent and the Investors under the Limited Guarantees shall also be obligated with respect to Section 9.5(d) and Parent shall also be obligated with respect to any breach of or default under the Confidentiality Agreement, the provisions of Sections 7.17(a) or 7.17(d) or the SafeNet Undertaking related thereto).

(f) Notwithstanding anything herein to the contrary, (i) the maximum aggregate liability of Parent and Merger Sub for all Company Damages (inclusive of the Parent Termination Fee and the Parent Shares), shall be limited to an amount equal to

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the Parent Termination Fee, plus any amounts that become due under Section 9.5(d), and Parent’s making the Parent Shares available for purchase by the Company pursuant to Section 9.5(c) (the “Parent Liability Limitation”), and in no event shall the Company or any of its Affiliates seek (x) any Company Damages in excess of such amount, (y) any Company Damages in any amount if the Parent Termination Fee has been paid and the Parent Shares have been made available for purchase by the Company pursuant to Section 9.5(c) or (z) any other recovery, judgment, or damages of any kind, including equitable relief or consequential, indirect, or punitive damages, against Parent, Merger Sub or any other Parent Related Parties in connection with this Agreement or the Transactions (except with respect to any breach of or default under the Confidentiality Agreement, the provisions of Sections 7.17(a) or 7.17(d) or the SafeNet Undertaking related thereto) and (ii) the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any of the Parent Related Parties, through the Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover the Parent Termination Fee or Company Damages subject to the Parent Liability Limitation or purchase the Parent Shares, from Parent or the Investors under and to the extent provided in the Limited Guarantees (but not any other Parent Related Party (including any general partner or managing member)), in each case, subject to the Parent Liability Limitation and the other limitations described therein and herein and except with respect to any breach of or default under the Confidentiality Agreement, the provisions of Sections 7.17(a) or 7.17(d) or the SafeNet Undertaking related thereto). Subject to the limitations contained herein and in the Limited Guarantees, recourse against Parent hereunder and the Investors under the Limited Guarantees shall be the sole and exclusive remedy of the Company and its Affiliates against any Parent Related Party in respect of any liabilities or obligations arising under, or in connection with, this Agreement except with respect to any breach of or default under the Confidentiality Agreement, the provisions of Sections 7.17(a) or 7.17(d) or the SafeNet Undertaking related thereto). The limitations of liability set forth in Sections 9.5(e) and (f) shall be void if Parent or any of Parent Related Parties or the Investors claims or a court of competent jurisdiction determines that the provisions of Section 9.5(c) are unenforceable or excessive.

ARTICLE X

Miscellaneous and General

10.1.	Survival.

This Article X and the agreements of the Company, Parent and Merger Sub contained in Article III, Article IV and Sections 4.4 (Treatment of Stock Plans and Options), 7.9 (Expenses), 7.12 (Indemnification and Directors’ and Officers’ Insurance) and 7.13

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(Merger Sub Obligations) shall survive the consummation of the Merger. This Article X, the agreements of the Company, Parent and Merger Sub contained in Sections 7.8 (Publicity), 7.9 (Expenses), 7.17 (Non-Solicit; Stand-Still) and 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

10.2.	Modification or Amendment.

Subject to any limitations under applicable law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties; provided, however, that following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof which by law would require further approval by the shareholders of the Company without such approval.

10.3.	Waiver of Conditions.

The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

10.4.	Counterparts.

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5.   GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT (I) MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF THE PARENT, MERGER SUB OR THE COMPANY, SHALL BE GOVERNED BY THE LAWS OF THE JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED, AND (II) PROVISIONS RELATED TO THE MERGER THAT ARE REQUIRED UNDER ISRAELI LAW TO BE GOVERNED BY ISRAELI LAW WILL BE SO GOVERNED.

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The parties hereby irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) The Company agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. The Company acknowledges and agrees that it is not entitled to enforce specifically the terms and provisions of this Agreement, except for specific performance of the obligations set forth in Sections 9.5 and Sections 7.17 and the obligations under the SafeNet Undertaking.

10.6.	Notices .

Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Parent or Merger Sub

Magic Lamp Corp.
c/o Vector Capital Corporation
456 Montgomery St., 19th Floor
San Francisco, CA 94104
U.S.A.
Attention: Chief Operating Officer
Fax No.: +415.293.5100

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(with a copy (which copy
shall not constitute notice
to Parent or Merger Sub) to:

Shearman & Sterling LLP
525 Market Street, Suite 1500
San Francisco, CA 94105
U.S.A.
Attention: Steve L. Camahort, Esq.
Fax No.: +415-616-1199

and additional copies (which copies
shall not constitute notice
to Parent or Merger Sub) to:

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Street
Ramat Gan 52506
Israel
Attention: Clifford M. J. Felig, Adv.
Fax: +972-3-610-3757

if to the Company

Aladdin Knowledge Systems Ltd.
35 Efal St.
Kiryat Arye, Petach Tikva
Israel 49511
Attention: Chief Financial Officer
Fax No.: +972-3-978-1010

with copies (which copies
shall not constitute notice
to the Company) to:

Herzog, Fox & Neeman
4 Weizmann Street
Tel-Aviv
Israel
Attention: Alon Sahar, Adv.
Fax No.: +972-3-696-6464

and additional copies (which copies
shall not constitute notice
to the Company) to:

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Kramer, Levin, Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
U.S.A.
Attention: Richard H. Gilden, Esq.
Fax No.: +212-715-8000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

10.7.	Entire Agreement.

This Agreement (including any exhibits hereto), the Company Disclosure Letter and the Nondisclosure Agreement, dated September 25, 2008, between Jasmine Holdco LLC and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

10.8.	No Third Party Beneficiaries.

Except for (i) the rights of the Parent Related Parties pursuant to Section 9.5 and (ii) as provided in Section 7.12, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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10.9.	Obligations of Parent and of the Company.

Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10.	Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such taxes.

10.11.	Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.12.	Interpretation; Construction; Certain Definitions.

(a)      The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)      The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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(c)      The Company has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

(d)      For purposes of this Agreement:

“Cash” means (w) cash and cash equivalents of the Company on a consolidated basis determined in accordance with GAAP plus (x) Paid Transaction Expenses up to the Transaction Expense Budget and the Tail Fee (for the actual amount paid by the Company or any of its Subsidiaries) minus (y) the lesser of (1) Unpaid Transaction Expenses plus Paid Transaction Expenses minus the Transaction Expense Budget and (2) Unpaid Transaction Expenses.

“Cash Adjustment Per Share Payment” means a fraction (x) the nominator of equals the amount by which the Cash as of the Closing Date, as reflected in a final Cash and Working Capital Statement, exceeds $12,000,000, if any; and (y) the denominator of is the aggregate number of Shares issued and outstanding at the Closing Date (not including Excluded Shares) plus the Company Options.

“Company Material Adverse Effect” means any event, development or circumstance (A) having, or reasonably likely to have, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole or (B) having, or reasonably likely to have, the effect of, preventing, materially delaying or materially impairing Company’s ability to consummate the transactions contemplated by this Agreement, excluding in the case of clause (A) any such effect attributable to (i) changes in general economic conditions; (ii) changes in economic, financial market, regulatory or political conditions that generally affect the participants in the industries or markets in which the Company participates; (iii) actions taken by the Company as expressly required by this Agreement; (iv) any adverse change in the Company’s relationship with its customers, distributors and vendors that is directly attributable to the public announcement or implementation of the transactions contemplated by this Agreement; (v) changes in GAAP or the interpretation thereof, including changes resulting from the adoption or amendment of financial accounting standards by the Financial Accounting Standards Board (FASB); (vi) any act of terrorism or war (whether or not formally declared); (vii) any failure, in and of itself, by the Company to meet internal projections or forecasts or published revenue or earnings predictions (but in neither case excluding any of the underlying reasons for, or factors contributing to, any such changes); or (viii) variation of the market price of the Shares (but not excluding any of the underlying reasons for, or factors contributing to, any such changes), that in each of the cases in clauses (i), (ii), (v) or (vi) above do not disproportionately affect the Company or any of its Subsidiaries relative to other participants in the industries in which the Company or its Subsidiaries participate.

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“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship (including software), whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) moral rights and all other intellectual property or proprietary rights.

“Intellectual Property Contracts” means all (i) licenses of Intellectual Property by the Company or any Subsidiary to any Person, (ii) licenses of Intellectual Property by any Person to the Company or any Subsidiary, (iii) agreements between any Person and the Company or any Subsidiary) relating to the transfer, development or use of Intellectual Property, and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property, except in each case (A) agreements for sale, license or lease of Products to end users or channel partners, (B) distribution, supply and manufacturing agreements, and (C) agreements entered into in the ordinary course of business with employees, individual consultants and individual contractors.

“Paid Transaction Expenses” means Transaction Expenses paid by the Company or any of its Subsidiaries after September 30, 2008.

“Parent Material Adverse Effect” means any event, development or circumstance having , or reasonably likely to have, the effect of, preventing, materially delaying or materially impairing Parent’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, trust, estate, association, unincorporated association, organization, joint venture, any other entity of any kind or nature or Group (within the meaning of Section 13(d)(3) of the Exchange Act).

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“Products” means all service offerings or products made or currently intended to be made commercially available or otherwise distributed by the Company or any Subsidiary.

“Public Software” means any software that contains, or is derived in any manner from, in whole or in part, any Software that is distributed as freeware, shareware, open source software (e.g., Linux) or similar licensing or distribution models that (i) require the licensing or distribution of source code to any other Person, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any software, (iii) except as specifically permitted by applicable law, allow any Person to decompile, disassemble or otherwise reverse-engineer any software, or (iv) require the licensing of any software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; (viii) Red Hat Linux; (ix) the Apache License; and (x) any other license or distribution model described by the Open Source Initiative as set forth on www.opensource.org.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any governmental entity or Internet domain name registrar.

"Source Code” means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, trust or other organization or entity of which (i) at least a majority of the securities or other ownership interest having ordinary voting power for the election of directors or other persons performing similar functions are at the time owned or controlled directly or indirectly by such Person and/or any of its other Subsidiaries or (ii) such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company).

“Tax” (including, with correlative meaning, the term “Taxes”) means all income, profits, franchise, gross receipts, environmental, customs duty, share capital, severances, stamp, payroll, social security, national health insurance, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, mandatory payments, or assessments of any nature whatsoever, together with all interest, indexation penalties and other penalties and

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additions imposed with respect to such amounts and any interest in respect of such penalties and additions imposed by an Governmental Entity or taxing authority.

“ Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Transaction Expense Budget ” means the amount set forth on Section 10.12(d) of the Company Disclosure Letter.

“Transaction Expenses” means fees and expenses of the Company in connection with the transactions contemplated by this Agreement or in connection with publicly announced attempts to influence management of the Company or take control of the Company, including, without limitation, any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

“ Unpaid Transaction Expenses” means Transaction Expenses that are payable by the Company or any of its Subsidiaries.

“Working Capital ” means (x) (A) the Company’s “current assets” minus (B) Cash minus (y) (A) the Company’s “current liabilities” (other than (i) current liabilities with respect to Unpaid Transaction Expenses, (ii) liabilities under the Retention Plan or bonuses payable to employees of the Company disclosed in Section 5.1(h) of the Company Disclosure Schedule and (iii) the current portion of Indebtedness). “Current assets” and “current liabilities” shall be calculated consistently with the presentation of these items in the Company’s most recent Commission Documents.

(e) Each of the terms set forth in Annex B is defined in the Section of this Agreement set forth opposite such term.

10.13.	Assignment.

This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement is void. The foregoing notwithstanding, each of Parent and Merger Sub may assign its rights and interests (i) to any of its Affiliates of any Affiliates of Parent’s majority stockholder, whereupon all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation or (ii) without the Company’s consent, for collateral security purposes, to any lender providing financing to Parent’s majority stockholder, Parent, Merger Sub or any of their Affiliates; provided, however, in each case of clauses (i) and (ii), (A) any such assignment shall not relieve Parent or Merger Sub, as the case may be, of their respective obligations hereunder, and (B) that Parent or

69

Merger Sub, as the case may be, shall provide written notice to the Company informing the Company of the identity of the assignee as a condition for the effectiveness of such assignment.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

ALADDIN KNOWLEDGE SYSTEMS LTD.
By	/s/ Yanki Margalit
Name: Yanki Margalit
Title: Chief Executive Officer
MAGIC LAMP CORP.
By	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Chief Executive Officer
JASMINE MERGER CORP LTD
By	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Director

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DEFINED TERMS

Terms	Section

Acquisition Proposal	7.2(f)
Acquisition Proposal Information	7.2(c)
Affected Employees	7.14(b)
Affiliate	5.1(o)(iv)
Agreement	Preamble
Antitrust Clearances	7.6(e)
Antitrust Filings	7.6(d)
Antitrust Laws	7.6(e)
Antitrust Prohibition	7.6(e)
Articles Amendment	7.12(a)
Board of Directors	5.1(b)(ii)
Board Recommendation	5.1(b)(ii)
Book-Entry Share	4.1(a)
business day	1.2
Cash	10.12(d)
Cash Adjustment Per Share Payment	10.12(d)
Cash and Working Capital Statement	7.16
Certificate	4.1(a)
Change of Recommendation	7.2(d)
Charter	2.1
Closing	1.2
Closing Date	1.2
Closing Option Payment	4.4
Code	4.2(g)
Commission	5.1(e)(i)
Commission Documents	5.1(e)(i)
Companies Registrar	1.3
Company	Preamble
Company Acquisition Agreement	7.2(d)
Company Damages	9.5(e)
Company Disclosure Letter	5.1
Company Issued Options	5.1(c)(i)
Company Material Adverse Effect	10.12(d)
Company Non-Issued Options	5.1(c)(i)
Company Option	4.4
Company Reports	5.1(e)(i)
Company Shareholders Meeting	7.5
Company’s Articles	5.1(d)
Confidentiality Agreement	10.7
Contract	5.1(q)
Current Premium	7.12(c)

D&O Insurance	7.12(c)
Debt Commitment Letter	6.1(g)
Debt Financing	6.1(g)
Divestiture Action	7.6(e)
Effective Time	1.3
Employee Benefit Plan	5.1(v)(i)
Employment Agreements	Recitals
Environmental Laws	5.1(p)
Equity Commitment Letters	6.1(g)
ERISA	5.1(v)(i)
Escrow Agent	7.18
Exchange Act	5.1(e)(i)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Financing	6.1(g)
Financing Commitments	6.1(g)
Form 20-F	5.1(e)(i)
GAAP	5.1(e)(i)
Governmental Consents	8.2(d)
Governmental Entity	10.12(d)
Grants	5.1(y)
GWB	5.1(d)
Indebtedness	5.1(i)
Indemnified Parties	7.12(a)
Intellectual Property	10.12(d)
Intellectual Property Contracts	10.12(d)
Investment Center	5.1(d)
Investment Center Approval	5.1(d)
Investors	6.1(g)
Israeli Companies Law	Recitals
Israeli Employees	5.1(u)
Jasmine	7.17(b)
Key Employees	Recitals
Leased Real Property	5.1(j)(ii)
Limited Guarantees	6.1(h)
Material Agreements	5.1(q)
Material Divestiture Action	7.6(e)
Memorandum	5.1(d)
Merger	Recitals
Merger Certificate	1.3
Merger Consideration	4.1(a)
Merger Proposal	7.4(a)
Merger Sub	Preamble
Milestone Date	9.5(c)
New Indemnification Letters	7.12(a)

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New Plans	7.14(a)
Non-Solicit Undertaking	7.17(c)
Notice Period	7.2(d)(i)
Option Pool Reserve	5.1(c)(i)
Option Share	4.4
Options Tax Ruling	7.11(c)
Order	8.1(c)
Ordinance	4.2(g)
Paid Transaction Expenses	10.12(d)
Parent	Preamble
Parent Liability Limitation	9.5(f)
Parent Material Adverse Effect	10.12(d)
Parent Related Parties	9.5(e)
Parent Required Consents	6.1(d)(ii)
Parent Shares	9.5(c)
Parent Termination Fee	9.5(c)
Paying Agent	4.2(a)
Payment Fund	4.2(a)
Per Share Consideration	4.1(a)
Person	10.12(d)
Policies	5.1(x)
Public Software	10.12(d)
Prior Plan	7.14(a)
Products	5.1(z)
Proxy Statement	7.3(a)
Q4 Revenue	5.1(e)(ii)
Q4 DRM Revenue	5.1(e)(ii)
Quarterly Form 6-Ks	5.1(e)(i)
Registered	10.12(d)
Representatives	7.2(a)
Requisite Company Vote	5.1(b)(i)
Retention Plan	7.14(c)
RTPA	5.1(d)
SafeNet	7.17(c)
SafeNet Undertaking	7.17(c)
Sale	7.17(a)(ii)
Scheduled Intellectual Property	5.1(o)(i)
Securities	7.17(b)
Securities Act	5.1(c)(i)
Securities Law	5.1(c)(i)
Share	4.1(a)
Shares	4.1(a)
Source Code	10.12(d)
Stand-Still Undertaking	7.17(d)
Subsidiary	10.12(d)

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Successor Plan	7.14(a)
Superior Proposal	7.2(f)
Superior Termination	7.2(d)
Surviving Corporation	1.1
Tail Fee	7.12(c)
Tax	10.12(d)
Tax Return	10.12(d)
Termination Date	9.2
Termination Fee	9.5(b)
Transaction Expense Budget	10.12(d)
Transaction Expenses	10.12(d)
Transfer	7.17(b)
Unpaid Transaction Expenses	10.12(d)
Voting Agreement	Recitals
Working Capital	10.12(d)

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Exhibit 99.1(b)

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 11, 2009 (this “Agreement”), among Magic Lamp Corp., a Delaware corporation (“Parent”), Jasmine Merger Corp Ltd, an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”), and the undersigned shareholder of Aladdin Knowledge Systems Ltd. (the “Company”) (the “Shareholder”).

WHEREAS, the Shareholder owns of record and beneficially the number of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of the Company as set forth opposite such Shareholder’s name on Exhibit A hereto (all such Ordinary Shares and any Ordinary Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholder prior to the termination of this Agreement being referred to herein as the “Shares”); and

WHEREAS, Parent, Merger Sub and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the “Merger Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a draft of which has been made available to the Shareholder, which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company (the “Merger”);

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Shareholder hereby agrees as follows:

1. Representations of the Shareholder. The Shareholder represents and warrants to the Parent that:

(a)     As of the date hereof, such Shareholder owns of record and beneficially (as such term is defined in Rule 13d-3 of the Exchange Act) and has good, valid and marketable title to, free and clear of any Lien, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement, and has the sole power to vote and full right, power and authority to sell, transfer and deliver, the number of Shares as set forth opposite such Shareholder’s name on Exhibit A hereto and, except for this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any share capital of the Company and there are no voting trusts or voting agreements with respect to such Shares.

(b)    As of the date hereof, such Shareholder does not beneficially own any Shares other than the Shares set forth on Exhibit A and does not have any options, warrants or other rights to acquire any additional share capital of the Company or any security exercisable for or convertible or exchangeable into share capital of the Company.

(c)    The Shareholder has full power and authority and has taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder.

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(d)    This Agreement has been duly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms.

(e)    Other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by such Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Shareholder from, any Governmental Entity or any other Person or entity, in connection with the execution and delivery of this Agreement by the Shareholder.

(f)    The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation by such Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which such Shareholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Lien on any of the assets or properties of such Shareholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or materially delay the performance by such Shareholder of any of its obligations under this Agreement.

2. Grant of Proxy. The Shareholder, by this Agreement, with respect to his, her or its Shares, hereby grants an irrevocable proxy to Parent (and agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to vote, at any meeting of the shareholders of the Company, and in any action by written consent of the shareholders of the Company, all of its Shares (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Company. The Shareholder further agrees to cause its Shares to be voted in accordance with the foregoing. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. The Shareholder acknowledges receipt and review of a copy of the Merger Agreement.

3. Transfer of Shares. The Shareholder agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy

3

or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (d) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing his, her or its obligations hereunder.

4. No Solicitation of Transactions. The Shareholder shall not, directly or indirectly, through any Representative or otherwise, take any action prohibited by Section 7.2 of the Merger Agreement.

5. Information for Proxy Statement; Disclosure. The Shareholder represents and warrants to Parent and Merger Sub that none of the information relating to such Shareholder and his, her or its affiliates provided by or on behalf of such Shareholder or his, her or its affiliates for inclusion in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, the ISA and the TASE or is first published, sent or given to shareholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder authorizes and agrees to permit Parent and Merger Sub to publish and disclose in the Proxy Statement and related filings under the securities laws such Shareholder’s identity and ownership of Shares and the nature of his, her or its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

6. Shareholder Capacity. If the Shareholder is an officer or director of the Company, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Shareholder in his or her capacity as an officer or director of the Company or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary obligations of such Shareholder acting solely in his capacity as an officer or director).

7. Termination. The obligations of the Shareholder under this Agreement shall terminate upon the earliest of (i) the Effective Time and (ii) the termination of the Merger Agreement pursuant to its terms. Nothing in this Section 6 shall relieve any party of liability for any breach of this Agreement.

8. Miscellaneous.

(a)    Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

(b)    Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile to the respective parties at their addresses as specified on the signature page(s) of this Agreement or to such other addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request,

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instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

(c)    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(d)    This Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

(e)    This Agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this Agreement is void. The foregoing notwithstanding, each of Parent and Merger Sub may assign its rights and interests (i) to any of its Affiliates of any Affiliates of Parent’s majority stockholder or (ii) without the Company’s consent, for collateral security purposes, to any lender providing financing to Parent’s majority stockholder, Parent, Merger Sub or any of their Affiliates; provided, however, in each case of clauses (i) and (ii), (A) any such assignment shall not relieve Parent or Merger Sub, as the case may be, of their respective obligations hereunder, and (B) that Parent or Merger Sub, as the case may be, shall provide written notice to the Shareholder informing such Shareholder of the identity of the assignee as a condition for the effectiveness of such assignment.

(f)    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g)    The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

(h)    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE

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WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(i)    Each of the parties hereto hereby irrevocably submits to the personal jurisdiction of the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the parties hereto irrevocably agrees that all claims with respect to such action or proceeding shall be heard and determined in such court. Each of the parties hereby consents to and grants any such court jurisdiction over the person of such party and, to the extent permitted by law, over the subject matter of such dispute and agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(b) or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(j)    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(k)    From time to time, at the request of Parent, in the case of the Shareholder, or at the request of the Shareholder, in the case of Parent and Merger Sub, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MAGIC LAMP CORP.

Name:
Title:
Address:

JASMINE MERGER CORP LTD

Name:
Title:
Address:

SHAREHOLDER

Name:
Address:

EXHIBIT A

OWNERSHIP OF SHARES

Number of Shares Owned
Name of Shareholder	Beneficially and of Record

Exhibit 99.1(c)

THE COMPANIES LAW 1999

A COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION OF

ALADDIN KNOWLEDGE SYSTEMS LIMITED

Interpretation; General
1.	In these Articles of Association, unless the context otherwise requires:

	1.1.	“Articles” - means the Articles of Association of the Company (as defined below), as shall be in force from time to time.

	1.2.	“Board of Directors” - means the board of directors of the Company as appointed from time to time in accordance with the Articles.

	1.3.	“Business Day”- means Sunday through Thursday excluding any public holidays on which the branches of the three major banks in Israel are closed to the public.

	1.4.	“Companies Law” - means the Israeli Companies Law, 5759-1999, as amended from time to time including any regulations promulgated thereunder.

1.5.
“Companies Ordinance” - means the relevant sections of the Companies Ordinance (New Version), 5743-1983, as currently in effect and as may be amended from time to time and any regulations promulgated by virtue thereof.

	1.6.	“Company” - means Aladdin Knowledge Systems Ltd.

	1.7.	“General Meeting” - means the annual general meeting of the Company’s shareholders and any other duly convened meeting of the Company’s shareholders.

	1.8.	“Office” - means the office of the Company as recorded with the Israeli Registrar of Companies.

	1.9.	“Office Holder” –means any person who fits the definition of a “Nosei Misra” in Section 1 of the Companies Law.

	1.10.	“Ordinary Majority” - means an ordinary majority of all the votes of the shareholders present and entitled to vote at a particular meeting or class meeting of the Company, as applicable, without taking into account the votes of abstainees.

	1.11.	“Personal Interest” - shall have the meaning defined in Section 1 of the Companies Law.

1.12.
“Register” - means the official share register of the Company kept pursuant to Sections 130 - 134 of the Companies Law and including an “Additional Register” kept pursuant to Section 138 of the Companies Law. For the avoidance of doubt, the list of shareholders kept by the Company’s transfer agent regarding the holder(s) of the Company’s securities, shall be deemed an “Additional Register” for the purposes of these Articles.

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	1.13	“Shareholder” - means any individual or entity that is the holder of shares in the Company, as registered in the Register. Notwithstanding the foregoing, the Board of Directors shall recognize a beneficial owner of shares in place of the holder registered in the Register, upon the submission, by the individual or entity claiming such beneficial ownership, of sufficient proof of ownership to the satisfaction of the Board of Directors.

2.
Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law shall have the same meanings herein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; (iv) words and expressions importing persons shall include bodies corporate; (v) the word “or” is not exclusive; (vi) the word “including” shall mean including, without limitation; (vii) the terms “these Articles”, “hereof”, “hereunder”, “herein” and similar expressions refer to these Articles as a whole, and not to any particular Article, subsection or other portion hereof; (viii) all references in these Articles to “Dollars” or “$” shall mean United States Dollars; all references to “NIS” shall mean New Israeli Shekels; the term “Writing” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.
The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof. The specific provisions of these Articles shall supersede the provisions of the Companies Law and the Companies Ordinance, as applicable, to the extent permitted under the Companies Law and the Companies Ordinance, as applicable. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law and the Companies Ordinance, as applicable, shall govern.

Name of the Company
4.	The name of the company is as follows:

	4.1.	In Hebrew:
	4.2.	In English: Aladdin Knowledge Systems Limited.

Purpose
5.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

Limitation of Liability
6.	The liability of each Shareholder for the Company’s obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such Shareholder.

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Authorized Capital
7.	The authorized share capital of the Company is NIS 150,000 divided into 15,000,000 Ordinary Shares, nominal value NIS 0.01 per share (“Ordinary Shares”). The Company may alter the authorized share capital in accordance with the terms of the Companies Law.

Donations
8.	The Board of Directors may donate reasonable amounts of money to worthy causes even if such donation is not within the framework of the Company’s business considerations.

Modification of Capital
9.
Subject to the Companies Law, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company by an Ordinary Majority at a General Meeting. Subject to the Companies Law, the provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate meeting of the holders of the shares of a particular class.

Consolidation, Subdivision, Cancellation and Reduction of Share Capital
10.	With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, inter alia, may resort to one or more of the following actions:

	10.1.	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

	10.2.	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

	10.3.	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

	10.4.	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article 10.4.

Allotment of Shares
11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the Board of Directors who may without limiting or affecting any rights previously conferred on the holders of any existing shares, offer, allot, grant options over or otherwise dispose of shares or other securities convertible into shares of the Company, to such persons, at such times and upon such terms and conditions as the Company may by resolution of the Board of Directors determine.

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12.	The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable securities and redeem the same.

Issuance of Share Certificates; Replacement of Lost Certificates
13.	Share certificates shall bear the signature of a director or of any other person or persons authorized with respect thereto by the Board of Directors.

14.	Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in such Shareholder’s name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify their nominal value, the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

15.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register in respect of such co-ownership.

16.	If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

Registered Holder
17.	Except as otherwise provided in these Articles, the Company shall be entitled to treat any Shareholder as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

Payments for Shares
18.	All the shares in the Company’s issued capital shall be fully paid up shares.

Transfer of Shares
19.	No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Subject to the terms of these Articles, the effectiveness of such transfer of shares shall not require the prior approval of the Board of Directors.

20.	All transfers of shares shall be made in writing in the form appearing herein below, or in a similar form, or in any form approved by the Board of Directors from time to time:

"Share Transfer Deed
I,____________________________, of___________________________, for valuable consideration paid to me by_______________________ of_________________________ ("Transferee"), do hereby transfer to the Transferee__________________________ share(s), nominal value_____________ each, numbered_______________ to_____________ (inclusive), of Aladdin Knowledge Systems Limited to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said share(s) subject to the aforesaid terms and conditions.

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In witness whereof we have hereunto set our hands this___________ day of____________________,___________.

_____________________    ____________________________
Transferee                                  Transferor

_____________________    _____________________________
Witness Witness”

Such form shall be executed both by the transferor and transferee, and delivered to the Office (or any other placed determined by the Board of Directors) together with the transferred share certificates, if share certificates have been issued with respect to the shares to be transferred, and any other proof of the transferor’s title that the Board of Directors may require. A deed of transfer that has been registered, or a copy thereof, as shall be decided by the Board of Directors, shall remain with the Company. Any deed of transfer that the Board of Directors shall refuse to register shall be returned, upon demand, to the person who furnished it to the Company, together with the share certificate, if furnished.

21.	Subject to the provisions of the Companies Law, the transferor shall be deemed to remain a Shareholder until the name of the transferee is entered into the Register in respect thereof.

22.	The Company may impose a fee for registration of a share transfer, at a reasonable rate as may be determined by the Board of Directors from time to time.

Transmission of Shares
23.
Decedents Shares. Subject to applicable law, any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article 23 or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

24.
Receivers and Liquidators. Subject to applicable law, the Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, as being entitled to the shares registered in the name of such Shareholder. Subject to applicable law, the receiver or liquidator of a corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article 24 or of his title, shall be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

Record Date for General Meetings
25.	The Shareholders entitled to receive notice of, to participate in and to vote thereon at a General Meeting, or to express consent to or dissent from any corporate action in writing, shall be determined by the Board of Directors subject to the restrictions set forth under the

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Companies Law. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting.

General Meetings
26.	Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time as is required in accordance with applicable law and at such place either within or without the State of Israel as may be determined by the Board of Directors and shall deliberate over the matters required by the Companies Law or any other applicable law.

27.
Extraordinary General Meetings. All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obligated to do so upon requisition in writing in accordance with Section 63 of the Companies Law. The Shareholders of the Company may convene an Extraordinary General Meeting in accordance with Section 64 of the Companies Law.

28.
Notice of General Meetings. Subject to the Companies Law, not less than twenty one (21) days’ prior notice shall be given of every General Meeting (the “Notice”). The Notice shall specify the place, date and hour of the General Meeting, its agenda, a summary of proposed resolutions, the procedure for voting in such General Meeting by proxy statement and any other matter as shall be required by law. Notices shall be sent to each of the Shareholders. The accidental omission to provide notice to any Shareholder or the non-receipt of notice sent to a Shareholder, shall not invalidate the proceedings of a General Meeting.

Proceedings at General Meetings
29.
Quorum. Two or more Shareholders (not in default in payment of any sum referred to in these Articles), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by applicable law, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business. If within a half hour from the time appointed for the meeting a quorum is not present, the General Meeting, if convened upon requisition under Sections 63 or 64 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the Shareholders of such or such other time and place as specified in the Notice or to such later day and at such time and place as the Chairman may determine with the consent of an Ordinary Majority. If a quorum is not present at the adjourned meeting within half and hour of the time fixed for the commencement thereof, subject to the provisions of applicable law, the persons present shall constitute a quorum. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

30.	Chairman . The Chairman of the Board of Directors (the “Chairman”) shall preside as Chairman at every General Meeting of the Company. If at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting and all subject to the Board of Directors not having previously appointed someone else to serve as chairman for such meeting, the

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Shareholders present shall choose someone of their member to serve as chairman of the meeting.

31.	Adoption of Resolutions at General Meetings.
	31.1.	Unless otherwise specifically provided in these Articles or under any applicable law, all resolutions submitted to the Shareholders shall be deemed adopted if approved by an Ordinary Majority.

	31.2.	The Board of Directors may determine, in its discretion, the matters that may be voted at the General Meeting by proxy as shall be permitted, in accordance with Section 87 of the Companies Law.

	31.3.	Every question submitted to a General Meeting shall be decided by a count of votes.

	31.4.	Minutes of each meeting of the Shareholders shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the Chairman of the General Meeting shall constitute prima facie evidence of the matters recorded therein.

32.
Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of an Ordinary Majority (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. It shall not be necessary to give any notice of an adjournment unless the meeting is adjourned for twenty-one (21) days or more, in which event notice thereof shall be given in the manner required for the meeting as originally called.

33.
Voting Power. Subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by such Shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by proxy or by any other means.

34.	Voting Rights.
34.1.
Subject to the terms of applicable law, the right of a Shareholder to vote at any General Meeting (or be counted as a part of the quorum thereat), shall be subject to regulations and procedures with regard to proof of title to the Company’s shares prescribed by the Board of Directors.

34.2.
A company or other corporate body that is a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any General Meeting. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were an individual Shareholder. Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

34.3.
Any Shareholder entitled to vote may vote either personally or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 34.2.

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34.4.
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register. Separate guardians or separate executors of estates of a deceased registered shareholder shall be deemed, for the purposes of this Article 34.4, as joint Shareholders in such cases.

35.	Proxy. The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ________________________________ (Name of Shareholder) of_______________________________ (Address of Shareholder) being a shareholder of Aladdin Knowledge Systems Limited hereby appoint_________________________ (Name of Proxy) of____________________________ (Address of Proxy) as my proxy to vote for me in my name and stead in respect of________________________ shares of_________________ class which are held by me, at the General Meeting of the Company to be held on the___________ day of__________________, 20_____ and at any adjournment(s) thereof.

Signed this____________ day of_____________,20____.

______________________ (Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors including an instrument effected through the internet or any other electronic medium and including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy. Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s). The Board of Directors may demand that the Company be given written confirmation, to its satisfaction, that the given signatories have the authority to bind the corporate body of the appointing Shareholder.

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent and/or by e-mail to the address of the Company and/or by e-mail to the address of the transfer agent, or at such place and by such means of communication, as the Board of Directors may specify) not less than forty-eight (48) hours (or such shorter period as may be determined by the Board of Directors) before the time fixed for the meeting at which the person named in the instrument proposes to vote.

36.
Effect of Death of Appointer or Revocation of Appointment. Subject to applicable law, a vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the General Meeting before such vote is cast and provided, further, that the appointing Shareholder, if present in person at said

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meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

Board of Directors
37.
Powers of Board of Directors. The Board of Directors shall determine the Company’s policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in these Articles, Section 92 of the Companies Law or any other applicable law. In the absence of a Chief Executive Officer, the Board of Directors shall manage the business of the Company. The authority conferred on the Board of Directors by this Article 37 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

38.
Exercise of Powers of Directors. A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors. A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon, without taking into account the votes of abstainees and with each director entitled to only one vote. The Chairman of the Board of Directors will not have an additional or casting vote, in the case of a tie.

39.
Delegation of Powers. Subject to applicable law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons, and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article 39. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee of the Board of Directors shall not be empowered to further delegate such powers.

40.
Number of Directors. The number of directors serving on the Board of Directors may be determined from time to time by the Board of Directors or at a General Meeting provided however that the overall number of directors at a given time be not less than two and not more than eight, including 2 (two) “outside directors” appointed in accordance with the terms of the Companies Law.

41.
Election and Removal of Directors. With the exception of the election of “outside directors” which shall be governed in accordance with the provisions of the Companies Law, directors shall be elected at the Annual General Meeting by an Ordinary Majority. The directors so elected shall hold office until the next Annual General Meeting unless determined otherwise at a subsequent General Meeting. Notwithstanding the aforesaid, if no directors are appointed at the Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue to hold office. With the exception of the removal of “outside directors” which shall be governed in accordance with the provisions

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Of the Companies Law, at a General Meeting by an Ordinary Majority, the Shareholders shall be entitled to remove any director(s) from office, to elect directors in place of the director(s) so removed or to fill any vacancy, however created, on the Board of Directors.

42.
Continuing Directors in the Event of Vacancies. Subject to Article 40, any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors by resolution of the Board of Directors, may be filled by a vote of a majority of the directors then in office, even if less than a quorum. A director elected by the Board of Directors in accordance with this Article 42 shall be elected to hold office until the next Annual General Meeting.

43.
Vacation of Office. The office of a director shall be vacated by the director’s written resignation in accordance with the procedure set forth by applicable law. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. With the exception of the vacation of the office of an “outside director” which shall be governed in accordance with the provisions of the Companies Law, the office of a director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such director’s death, (ii) such director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such director is removed by a court of law in accordance with Section 233 or the Companies Law, (iv) such director becomes legally incompetent, (v) if such director is an individual, such director is declared bankrupt, or (vi) if such director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

44.
Remuneration of Directors. The Company is entitled to compensate the members of the Board of Directors for their services as directors provided that such remuneration shall have been approved pursuant to the provisions of the Companies Law and in the case of “outside directors”, the Company must compensate its “outside directors” pursuant to the provisions of the Companies Law. The Company may reimburse directors for their reasonable expenses for traveling, board and lodging and other expenses connected with their participation at meetings of the Board of Directors and the performance of their position as directors. The Company may pay additional remuneration to a director who has been asked to provide special services to the Company or who makes special efforts for the Company, subject to approval pursuant to the provisions of the Companies Law.

45.
Alternate Directors. A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as “Alternate Director“), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 45 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances,

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mutatis mutandis, set forth in Article 43, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

Proceedings of the Board of Directors
46.
Meetings. The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit, provided that the Board of Directors shall convene at least once in each calendar quarter. A meeting of the Board of Directors may be called in accordance with Section 98 of the Companies Law and its agenda shall be set in accordance with Section 99 of the Companies Law. All meetings of the Board of Directors must provide not less than two (2) Business Days’ prior written notice of any meeting, specifying the place, date, hour and detailed agenda of such meeting, unless such notice is waived in writing by all of the directors as to a particular meeting. The Company may require each director to provide it with a fax number or e-mail address to which the Company may send notices and which shall be deemed to have been received by such director upon transmission.

47.
Quorum .. Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or by any other means of communication by which the directors may hear each other simultaneously, of a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Chairman of the Board of Directors). If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) Business Days’ prior written notice shall have been provided to each of the directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, two (2) members of the Board of Directors present in person shall constitute a quorum.

48.
Chairman of the Board of Directors. The Board of Directors may from time to time elect one of its members to be the Chairman, remove such Chairman from office and appoint another in its place. The Chairman shall preside at every meeting of the Board of Directors, but if he is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the directors present shall choose one of their number to be the chairman of such meeting.

49.
Validity of Acts Despite Defects. Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, shall be as valid as if there were no such defect or disqualification notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid or that they or any of them were disqualified.

50.
Minutes. Minutes of each meeting of the Board of Directors (or any Committee of the Board of Directors) shall be recorded and duly entered in books provided for that purpose. Such minutes shall set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

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Chief Executive Officer
51.
The Board of Directors shall appoint from time to time one or more persons, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. Subject to the terms of the employment agreement of the Chief Executive Officer(s) and any applicable law, the Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)’s place.

52.	Subject to the Companies Law and the terms set forth in these Articles, the Chief Executive Officer(s) shall manage the business of the Company pursuant to the policies established by the Board of Directors.

53.	The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the terms of his employment agreement and the provisions of any applicable law.

54.	Subject to the provisions of the Companies Law, all Company employees shall be subordinate to the Chief Executive Officer of the Company who shall have the exclusive right to remove any Company employee from his position and/or terminate the employment of any such employee with the Company.

Indemnification and Insurance
55.
Exemption From Duty of Care. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to exempt an Office Holder from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company, other than for a breach of the duty of care in connection with a Distribution (as such term is defined under the Companies Law).

56.
Indemnification. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may indemnify any Office Holder to the fullest extent permitted by the Companies Law.

Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company: (i) a monetary liability imposed on an Office Holder pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or in an arbitration decision that was approved by a court of law; (ii) reasonable litigation expenses, including legal fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against such Office Holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or without the imposition of financial liability in lieu of a criminal proceedings, or has ended without the filing of an indictment but with the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (without derogating from Article 2.1

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above, the phrases "proceeding that has ended without the filing of an indictment" and "financial obligation in lieu of a criminal proceeding" shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law, as may be amended from time to time); (iii) reasonable litigation expenses, including legal fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or by another on behalf of the Company, or in a criminal indictment in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of criminal intent; and (iv) any other obligation or expense for which it is or shall be permitted to indemnify an Office Holder.

Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve in advance to indemnify the Company’s Office Holders for those liabilities and expenses described in This Article 56(i), (ii) and (iii), provided that the undertaking to indemnify for the liabilities and expenses described in this Article 56(i), shall be limited to the classes of events which in the opinion of the Board of Directors can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board of Directors has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board of Directors deems reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking.

57.
Insurance. Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder’s capacity an Office Holder of the Company, with respect to each of the following: (i) violation of the duty of care of the Office Holder towards the Company or towards another person; (ii) breach of the fiduciary duty towards the Company, provided that the Office Holder acted in good faith and with reasonable grounds to assume that the action in question was in the best interests of the Company; (iii) a financial obligation imposed on the Office Holder for the benefit of another person; and (iv) any other obligation or expense for which it is or shall be permitted to insure an Office Holder.

58.
Articles 55, 56 and 57 shall not apply under any of the following circumstances: (i) a breach of an Office Holder’s fiduciary duty, except, to the extent permitted by law, for a breach of a fiduciary duty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable grounds to assume that such act would not prejudice the interests of the Company; (ii) a reckless or intentional violation of an Office Holder’s duty of care other than a violation committed solely with negligence; (iii) an action taken or not taken by an Office Holder with the intent of unlawfully realizing personal gain; and (iv) a fine or ransom levied on an Office Holder.

59.
The Company may procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of these Articles and any applicable law.

Dividends
60.	Declaration of Dividends. Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends

14

as may appear to the Board of Directors to be justified by the profits of the Company. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto. The Shareholders entitled to receive dividends shall be the Shareholders on the date upon which it was resolved to distribute the dividends or at such later date as shall be provided in the resolution in question.

61.
Implementation of Powers. The Board of Directors may settle any difficulty which may arise in regard to the distribution of dividends as it thinks expedient, and, in particular, may issue fractional certificates, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash with a trustee in trust for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

62.
Deductions from Dividends. The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of any matter or transaction.

63.
Retention of Dividends. The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a Shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

64.	Interest. No dividend or other benefit in respect of shares shall bear interest against the Company.

65.
Mechanics of Payment. Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the Shareholder or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check shall be made payable to the order of the Shareholder, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

Rights of Signature
66.
The Board of Directors shall be entitled to authorize any person or persons (who need not be directors) to act and sign on behalf of the Company, and the signature of such person(s) on behalf of the Company, together with the Company’s name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

Notices
67.
All notices and other communications made pursuant to these Articles shall be in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to the Address (as hereinafter defined), on the next business day after delivery in the country of delivery; (ii) in the case of delivery by an internationally recognized overnight

15

courier to the Address, freight prepaid, on the next business day after delivery in the country of delivery; (iii) in the case of delivery by registered mail, delivery shall be deemed to have taken place at the time the letter would have been delivered in the ordinary course by mail, and no later than two days if mailed in the same country and no more than ten days if sent to a place not located in the same country as the place from where it was posted and in each case commencing from the date on which the letter containing the notice as aforesaid was delivered to the post office; (iv) in the case of a notice sent by facsimile transmission to the Address, on the next business day after delivery in the country of delivery, if facsimile transmission is confirmed; or (v) in the case of a notice sent by email (or other form of electronic transmission) to the Address, on the date of transmission except where a notice is received by the Company stating that such mail has not been successfully delivered. The term “Address“ means, (i) with respect to each Shareholder - such Shareholder’s mail address, facsimile number or email address, as the case may be, as specified in the Register; and (ii) with respect to the Company – the address of the Office or the facsimile number or email address of the Chief Executive Office of the Company at the Office. A Shareholder may change or supplement the Address for service of any notice pursuant to these Articles, or designate additional addresses, facsimile numbers and email addresses for the purposes of this Article 67 by giving the Company a written notice of the new contact details in the manner set forth above. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 67. All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share. Any Shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company. Whenever is it necessary to give prior notice of a number of days or notice which is valid for a particular period, the day of delivery shall be taken into account in reckoning the number of days or the period, unless otherwise determined. If notice is given in more than one of the manners specified above, it shall be deemed to have been received on the earliest date on which it is deemed to have been delivered, as provided above.

Merger
68.	Approval of a “merger” as described in the Companies Law, shall require the approval of an Ordinary Majority at the General Meeting or at a class meeting, as the case may be, and all subject to the provisions of any applicable law.

Winding Up
69.
If the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the sum paid on account of the nominal value of the shares held by them. A voluntary winding up of the Company shall require the approval set forth in the Companies Ordinance or any other approval as may be required by any applicable law.

Amendment of these Articles

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70.
Any amendment of these Articles shall require the approval of an Ordinary Majority, in person or by proxy, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. A resolution passed at a General Meeting by Ordinary Majority which amends any of the provisions set forth herein, shall be deemed a resolution to amend these Articles even if not expressly stated as such in the resolution or at the General Meeting.

Conflicting Provisions
71.	As of the date that these Articles were duly adopted by the Shareholders, these Articles automatically replace and amend any and all previously adopted articles of association of the Company.

Exhibit 99.1(d)

Indemnification Agreement

Whereas

It is in the best interest of Aladdin Knowledge Systems Ltd. (the “Company”) to retain and attract the most capable and talented persons to serve as directors and officers of the Company (hereinafter both directors and officers shall be referred to as “Officers”); and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas

You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by the Israeli Companies Law - 1999 (the “Law”), subject to the terms hereof; and,

Whereas	The shareholders of the Company have amended the Company’s Articles of Association to provide for the indemnification of Officers to the fullest extent provided for under the Law.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1

Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company, other than breach of such duty of care towards the Company in a Distribution (as such term is defined in the Law).

	1.2	The exemption shall not be valid with respect to any of the following:

1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1

Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on you, or which you paid, in consequence of an act you performed in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to the indemnification under Section 2.1.1 hereunder shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	any monetary liability imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

2.1.2

reasonable litigation expenses, including advocates’ professional fees (to be paid either directly to you or if you determine, at your sole discretion, directly to your legal and other advisors), expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded either (a) without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings[1], or (b) without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

2.1.3

all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you or which you paid, in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”).

Regarding Section 2.1.1 above the Company will only indemnify you for a cause of action which led to Indemnifiable Liabilities which in the opinion of the board of directors of the Company (the “Board”) can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances, all as specified in Exhibit A hereunder and in the Company’s Articles.

Regarding Sections 2.1.2 and 2.13 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim

[1]The phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law, as may be amended from time to time.

decision given by a court or an arbitrator, including for the purpose of substituting liensimposed on your assets.

2.2

The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid.

2.3

If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4

If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company as soon as practicable, but in any event no later than seven (7) days after the Company’s first request, and in accordance with the payment terms the Company determines.

3.	Specific Limitations on Indemnification

The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1

A breach of your fiduciary duty, except, to the extent permitted by law, for a breach of a fiduciary duty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable grounds to assume that such act would not prejudice the interests of the Company;

3.2	An intentional or reckless breach of the duty of care other than a breach committed solely with negligence;

3.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

3.4	A fine or ransom imposed upon you; and

3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	Notices and Defense Against Suits

	4.1	You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2

The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3

You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6

Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7

The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by yourself, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8

For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9

For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law.

5.	Validity

5.1

The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been an Officer of the Company and your action and/or omission to act during your office/employment.

5.2

The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

6.	Miscellaneous

6.1

This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof. The parties hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

	6.2	Gender Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

	6.3	This agreement cancels any preceding letter of indemnification that may have been issued to you.

	6.4	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

6.5

If all or any part of this agreement is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions of this agreement that are valid and enforceable all of which shall remain in full force and effect, as applicable. Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of local law, such provisions will be deemed to have been automatically modified or amended accordingly.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement on_____________, 2009.

Aladdin Knowledge Systems Ltd.

By:____________________________

Title:___________________________

Accepted and agreed on____________:

____________________
Name:

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

a.	Actions in connection with the management of the Company’s, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.

Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.

Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

g.	Actions taken pursuant to or in accordance with decisions of the board of directors, a committee of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.

Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.

The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.

Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

k.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

l.

Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates actions in connection with the distribution, sale, license or use of such products;

m.

Actions taken in connection with the intellectual property of the Company Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

n.	Actions taken in connection with the granting of incentive stock options of the Company to any employee, officer, director or consultant of the Company, a Subsidiary or of an Affiliate.

o.

Actions taken in connection with the Agreement and Plan of Merger dated January 11, 2009, between the Company, Magic Lamp Corp. and Jasmine Merger Corp Ltd, including the execution, delivery and performance of such Agreement and Plan of Merger and the documents ancillary thereto.

p.	Actions taken in connection with publicly announced attempts to influence management of the Company or take control of the Company.

The total amount of indemnification under paragraph 2.1.1 above with respect to all Officers in the aggregate will limited to an aggregate amount (which has been determined by the Board of Directors of the Company to be reasonable under the circumstances) which shall not exceed the greater of: (i) with respect to indemnification in connection with public offering of the Company’s securities, the gross proceeds raised by the Company and/or any Selling Shareholder in such public offering, and (ii) with respect to any and all other matters, an amount equal to 50% of the Company’s shareholders equity (on a consolidated basis), based on the Company’s most recent financial statements made publicly available before the date on which the indemnity payment is made (or in the case of indemnification related to matter (o) above, an amount equal to 50% of the proceeds to the shareholders of the Company). If the aforesaid amount is insufficient to cover all amounts to which all office holders are entitled, such amount shall be allocated among such persons pro rata to the amounts to which they are so entitled.

Exhibit 99.1(e)

Form of Tax Declaration

Please make sure you check one of the boxes below, and no more than one box.

The undersigned hereby confirms by his or her signature below the following:

☐
(i) the undersigned is NOT a “resident of Israel” (as defined below) for tax purposes AND (ii) the undersigned acquired all shares held by the undersigned in Aladdin Knowledge Systems Ltd. (“Aladdin”) ON OR AFTER October 13, 1993, the date of the initial public offering of Aladdin, OR

☐
(i) the undersigned is NOT a “resident of Israel” (as defined below) for tax purposes AND (ii) the undersigned acquired all shares held by the undersigned in Aladdin Knowledge Systems Ltd. (“Aladdin”) BEFORE October 13, 1993, the date of the initial public offering of Aladdin, OR

☐	the undersigned is a “resident of Israel” (as defined below) for tax purposes.

Name of Shareholder:
Date:

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Israel’s Income Tax Ordinance defines a “resident of Israel” or a “resident” as follows:

(A)	With respect to an individual – a person whose life is centered in Israel; for this purpose the following provision will apply:

(1)	In order to determine the place where a person’s life is centered, account will be taken of the individual’s family, economic and social connections, including:

(a)	place of permanent home;

(b)	place of residential dwelling of the individual and the individual’s immediate family;

(c)	place of the individual’s regular or permanent occupation or the place of his permanent employment;

(d)	place of the individual’s active and substantial economic interests;

(e)	place of the individual’s activities in organizations, associations and other institutions;

(2)	It is assumed that an individual’s life is centered in Israel during a tax year if:

(a)	the individual was present in Israel for 183 days or more in the tax year; or

(b)
the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous tax years is 425 days or more; for the purposes of this provision, “day” includes a part of a day.

(3)	The presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer.

(B)	With respect to a body of persons – a body of persons which meets one of the following:

(1)	It was incorporated in Israel;

(2)	The control and management of its business are exercised in Israel.

In addition, a body of persons may not certify that it is a non-resident of Israel for purposes of this declaration if (i) in the case of a corporation, persons who are Israeli residents for tax purposes hold 25% or more of its voting rights, profits, distribution upon liquidation or the rights to nominate directors or (ii) in the case of a partnership, LLC or other tax-transparent entity, any of its members, partners, shareholders or other beneficiaries is an Israeli resident for tax purposes.

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